 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1997
                                                      REGISTRATION NO. 333-37609
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                            AMENDMENT NO. 3 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                       APPLIED MICRO CIRCUITS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              3674                             94-2586591
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                                --------------

                              6290 SEQUENCE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 450-9333
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                                DAVID M. RICKEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       APPLIED MICRO CIRCUITS CORPORATION
                              6290 SEQUENCE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 450-9333
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                --------------

                                   COPIES TO:

                  MARK A. MEDEARIS                                     THOMAS W. KELLERMAN
                 GLEN R. VAN LIGTEN                                   CHRISTINA B. ROBINSON
                CARL L. SPATARO, JR.                                    PATRICIA MONTALVO
                 MITCHELL S. ZUKLIE                              BROBECK, PHLEGER & HARRISON LLP
                 VENTURE LAW GROUP                                    TWO EMBARCADERO PLACE
             A PROFESSIONAL CORPORATION                                  2200 GENG ROAD
                2800 SAND HILL ROAD                                    PALO ALTO, CA 94303
                MENLO PARK, CA 94025

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1997


                                 [LOGO OF AMCC]

                                5,650,000 SHARES

                                  COMMON STOCK

  Of the 5,650,000 shares of Common Stock offered hereby, 2,700,000 shares are being sold by Applied Micro Circuits Corporation, ("AMCC" or the "Company"), and 2,950,000 shares are being sold by certain stockholders of the Company. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price per share will be between $8.00 and $10.00. See "Underwriting" for information relating to the method of determining the initial public offering price.

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
        UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================
                                               UNDERWRITING                      PROCEEDS TO
                                 PRICE TO      DISCOUNTS AND    PROCEEDS TO        SELLING
                                  PUBLIC        COMMISSIONS      COMPANY(1)     STOCKHOLDERS
--------------------------------------------------------------------------------------------
Per Share..................       $              $                $               $
--------------------------------------------------------------------------------------------
Total(2)...................       $              $                $               $
============================================================================================

(1) Before deducting expenses payable by the Company, estimated at $700,000.
(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 847,500 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $     , $      and $     , respectively.

                                  -----------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about          , 1997.

BANCAMERICA ROBERTSON STEPHENS

                    NATIONSBANC MONTGOMERY SECURITIES, INC.

                                                           COWEN & COMPANY

                    The date of this Prospectus is   , 1997

AMCC's silicon solutions for high-bandwidth connectivity

SONET/SDH/ATM
 .Three generations of products with increasing levels of integration .Low power, low jitter and low cost
[Picture of group of six AMCC integrated circuits layered on a triangular background.]

FIBRE CHANNEL/GIGABIT ETHERNET
 .Evolution to fully integrated transceiver
 .One chip for two standards
[Picture of group of six AMCC integrated circuits layered on a triangular background.]

SERIAL BACKPLANE
 .Crosspoint switches
 .Serializers/deserializers
 .Fast acquisition and fast reconfiguration times
[Picture of group of four AMCC integrated circuits.]

[Picture of cluster of optical fiber lines.]

[Picture of AMCC integrated circuits, a computer keyboard, a CD-ROM, a digital video disk and a computer.]

[Picture of personal computer monitor.]

[Picture of an AMCC integrated circuit on top of a wafer.]





  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING THE ENTRY OF STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

AMCC's silicon solutions for the
advanced telecommunications and data communications solutions

This 3Com switch uses AMCC's S3028 OC-12 transceiver chip in an ATM optical interface card
[Picture of a computer switch, an ATM optical interface card and an AMCC transceiver chip.]

ROUTER
BRIDGE
ETHERNET
SWITCH
LAN BACKBONE
[Three symbols organized into a pictorial depiction of a LAN backbone.]

Nortel's S/DMS Transport Node OC-48 ring uses AMCC's ASIC products [Picture of Nortel's S/DMS Transport Node OC-48 ring.]

METROPOLITAN AREA NETWORK
[Graphical depiction of a row of eight skyscrapers.]

Alcatel uses AMCC's ASICs in OC-48 (2.4 GHz) and OC-192(9.6GHz) transmission equipment.
[Picture of Alcatel's OC-48 transmission equipment.]

Alcatel uses AMCC's S3017/18 transmitter/receiver pair in an OC-12, 622 Mbps, cross-connect switch.
[Picture of Alcatel's OC-12 cross-connect switch and two AMCC.]


WAN SONET/SDH

World's communications infrastructure
solutions AMCC provides high-performance, high-bandwidth products to worldwide industry leaders such as 3Com, Alcatel, GPT, Nortel (Northern Telecom), Sun Microsystems and Vixel.

RAID
DESKTOP PC
FIBRE CHANNEL
ATM
SERVER
WORKSTATION
DATA NETWORK
[Four symbols organized into a pictorial depiction of a data network.]

A Sun Microsystems server with an OC-3/12 ATM interface uses AMCC's S3020/21 transmitter/receiver pair.
[Picture of a Sun Microsystems' server and an AMCC transmitter/receiver pair.]

WORKSTATION
SERVER
DISK DRIVE
FIBRE CHANNEL
FIBRE CHANNEL
WORKSTATION
ENGINEERING NETWORK
[Four symbols organized into a pictorial depiction of an Engineering
Network.]

Vixel's optical modules for the 1 GHz Fibre Channel interface use AMCC's S2044/45 transmitter/receiver pair.
[Picture of Vixel optical modules and an AMCC transmitter/receiver pair.]

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL         , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
   Summary................................................................    4
   Risk Factors...........................................................    6
   Use of Proceeds........................................................   19
   Dividend Policy........................................................   19
   Capitalization.........................................................   20
   Dilution...............................................................   21
   Selected Consolidated Financial Data...................................   22
   Management's Discussion and Analysis of Financial Condition and Results
    of Operations.........................................................   23
   Business...............................................................   30
   Management.............................................................   45
   Certain Transactions...................................................   54
   Principal and Selling Stockholders.....................................   56
   Description of Capital Stock...........................................   59
   Shares Eligible for Future Sale........................................   61
   Underwriting...........................................................   63
   Legal Matters..........................................................   65
   Experts................................................................   65
   Additional Information.................................................   65
   Index to Consolidated Financial Statements.............................  F-1

                               ----------------

  The Company intends to furnish its stockholders with annual reports containing audited financial statements examined by independent auditors and make available to its stockholders unaudited quarterly information for the first three quarters of each fiscal year.

  AMCC(R) is a registered trademark of the Company. All rights are fully reserved. This Prospectus also includes trademarks of companies other than the Company.

  The Company was incorporated in California in 1979 and reincorporated in Delaware in 1987. The Company's principal executive offices are located at 6290 Sequence Drive, San Diego, California 92121 and its telephone number is
(619) 450-9333.

                                    SUMMARY

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements and from the results historically experienced. Factors that may cause or contribute to such differences include, but are not limited to, those under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The Company utilizes a combination of high-frequency, mixed-signal design expertise, system-level knowledge and multiple silicon process technologies to offer IC products for the telecommunications markets that address the SONET/SDH and ATM transmission standards and for the data communications markets that address the Gigabit Ethernet, ATM and Fibre Channel transmission standards. The Company also leverages its technology to provide solutions for the ATE, high-speed computing and military markets. Customers of the Company include 3Com, Alcatel, Cisco Systems, Compaq, Hughes Electronics, Nortel, Sun Microsystems and Teradyne.

  Substantial growth in the Internet, World Wide Web and cellular and facsimile communications, the emergence of new applications such as video conferencing and the growing demand for remote network access and higher speed, data intensive communication between local area networks have caused current network system infrastructures to become bandwidth constrained due to the increasing volume and complexity of data types transmitted. In order to meet these increased bandwidth demands, communications systems OEMs must utilize increasingly complex ICs, which account for a greater portion of the value-added proprietary content of these systems. This trend has created a significant opportunity for IC suppliers with mixed-signal and system-level expertise that are capable of designing solutions that enable the transmission of increasing volumes of complex data at increasingly higher speeds. Dataquest estimates that the worldwide SONET/SDH market for ICs was approximately $240 million in 1996 and will increase to approximately $700 million in 2000 and that the ATM market for ICs was approximately $130 million in 1996 and will increase to approximately $700 million in 2000. The Fibre Channel and Gigabit Ethernet markets for ICs were relatively small in 1996, and Dataquest estimates these combined markets will be approximately $300 million in 2000.

  The Company addresses these market opportunities by leveraging its advanced bipolar and BiCMOS process technologies at its internal wafer fabrication facility, complemented by advanced CMOS processes from external foundries, to offer high-performance, high-frequency solutions optimized for specific applications and customer requirements. The Company believes silicon-based processes tend to be less expensive, more predictable with respect to yields and better able to ramp to high-volume production than non-silicon processes. By using its silicon-based processes and extensive design libraries, the Company is able to offer products that provide significant cost, power, performance and reliability advantages for communications systems OEMs.

  The Company has developed multiple generations of many of its products. In the telecommunications market, the Company provides ATM and SONET/SDH physical layer transceivers and Clock Recovery and Synthesis Units for the OC-3 and OC-12 standards and is currently developing an OC-48 chip set. In the data communications market, the Company provides physical layer transceivers for Gigabit Ethernet and Fibre Channel applications as well as crosspoint switches for serial backplanes. In the high-speed computing market, the Company provides PCI controllers and high-frequency clock drivers and clock generators. In addition, the Company also provides high-performance, low-power ASIC products for the ATE and military markets.

                                  THE OFFERING

Common Stock Offered by the Company............. 2,700,000 shares
Common Stock Offered by the Selling Stockhold-
 ers............................................ 2,950,000 shares
Common Stock Outstanding after the Offering..... 19,801,750 shares(1)
Use of Proceeds................................. For capital expenditures related to expansion of the Company's manufacturing
                                                 operations, working capital and general
                                                 corporate purposes
Proposed Nasdaq National Market Symbol.......... AMCC

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      SIX MONTHS
                                                                         ENDED
                                FISCAL YEAR ENDED MARCH 31,          SEPTEMBER 30,
                          ----------------------------------------- ---------------
                           1993    1994    1995     1996     1997    1996    1997
                          ------- ------- -------  -------  ------- ------- -------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Net revenues............  $38,296 $49,686 $46,950  $50,264  $57,468 $27,955 $35,208
Gross profit............   17,735  20,499  19,437   16,095   27,411  12,201  18,674
Operating income
 (loss)(4)..............    1,319   1,713    (783)  (3,420)   7,004   2,895   5,942
Net income (loss)(4)....  $   993 $10,204 $(1,071) $(3,694) $ 6,316 $ 2,643 $ 5,934
                          ======= ======= =======  =======  ======= ======= =======
Pro forma net income per
 share(2)...............                                    $  0.33         $  0.30
                                                            =======         =======
Shares used in pro forma
 net income per share
 calculation(2).........                                     18,983          19,586
                                                            =======         =======

                                                             SEPTEMBER 30, 1997
                                                             -------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(3)
                                                             ------- -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital............................................. $18,965   40,864
Total assets................................................  44,382   66,281
Long-term capital lease obligations, less current portion...   2,096    2,096
Total stockholders' equity..................................  30,118   52,017

-------
(1) Based on the pro forma number of shares of Common Stock outstanding at September 30, 1997. Excludes, as of September 30, 1997: (i) 157,968 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1982 Employee Incentive Stock Option Plan (the "1982 Plan") at a weighted average exercise price of $0.46 per share; (ii) 2,057,975 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1992 Stock Option Plan (the "1992 Plan") at a weighted average exercise price of $1.08 per share; (iii) 2,544,714 shares reserved for future issuance under the 1992 Plan; (iv) 200,000 shares reserved for future issuance under the Company's 1997 Directors' Plan (the "Directors' Plan"); (v) 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"); (vi) 83,807 shares of Common Stock issuable upon exercise of certain warrants at a weighted average exercise price of $2.91 per share; and (vii) 24,720 shares of Common Stock issuable upon exercise of certain other outstanding options at a weighted average exercise price of $0.48 per share.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute the pro forma net income per share amounts.
(3) Adjusted to give effect to the sale of 2,700,000 shares of Common Stock by the Company at an assumed initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(4) The Company's results of operations during fiscal 1994 includes a net gain of approximately $9.5 million on contract settlement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the net losses in fiscal 1995 and 1996.

  Unless otherwise indicated, all information in this Prospectus (i) reflects a 2-for-3 reverse stock split of the Preferred Stock and Common Stock to be effected upon the closing of this offering, (ii) reflects the conversion of each share of Preferred Stock into Common Stock upon the closing of this offering and (iii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should review carefully the following risk factors as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

FLUCTUATIONS IN OPERATING RESULTS

  AMCC has experienced and may in the future experience fluctuations in its operating results. The Company had fluctuating revenues and incurred net losses in fiscal 1995 and 1996. The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect revenues, gross profit and operating income, including, but not limited to: the rescheduling or cancellation of orders by customers; fluctuations in the timing and amount of customer requests for product shipments; fluctuations in manufacturing yields and inventory levels; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; the announcement or introduction of products and technologies by the Company's competitors; the availability of external foundry capacity, purchased parts and raw materials; competitive pressures on selling prices; the timing of investments in research and development; market acceptance of the Company's and its customers' products; the timing of depreciation and other expenses to be incurred by the Company in connection with the expansion of its existing manufacturing facility and in connection with its proposed new wafer fabrication facility; costs associated with compliance with applicable environmental regulations; costs associated with future litigation, if any, including without limitation, litigation relating to the use or ownership of intellectual property; general semiconductor industry conditions; and general economic conditions.

  The Company's expense levels are relatively fixed and are based, in part, on its expectations of future revenues. Because the Company is continuing to increase its operating expenses for personnel and new product development and is limited in its ability to reduce expenses quickly in response to any revenue shortfalls, the Company's business, financial condition and operating results would be adversely affected if increased revenues are not achieved. Furthermore, sudden shortages of raw materials or production capacity constraints can lead producers to allocate available supplies or capacity to customers with resources greater than those of the Company, which could interrupt the Company's ability to meet its production obligations. Finally, average selling prices in the semiconductor industry historically have decreased over the life of a product, and as a result, the average selling prices of the Company's products may be subject to significant pricing pressures in the future. In response to such pressures, the Company may take pricing or other actions that could have a material adverse effect on the Company's business, financial condition and operating results.

  The Company's business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without significant penalty to the customer. Due to the absence of substantial noncancellable backlog, the Company typically plans its production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. In addition, from time to time, in response to anticipated long lead times to obtain inventory and materials from its outside foundries, the Company may order materials in advance of anticipated customer demand, which might result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize or other factors render the customer's products less marketable. Furthermore, the Company currently anticipates that an increasing portion of its revenues in future periods will be derived from sales of application-specific standard products ("ASSPs"), as compared to application-specific integrated circuits ("ASICs"). Customer orders for ASSPs typically have shorter lead times than orders for ASICs, which may make it increasingly difficult for the Company to predict its revenues and inventory levels and adjust production appropriately in future periods. A failure by the Company to plan inventory and production levels effectively could have a material adverse effect on the Company's business, financial condition and operating results.

  As a result of the foregoing or other factors, the Company may experience fluctuations in future operating results on a quarterly or annual basis that could materially and adversely affect its business, financial condition and operating results. For example, as a result of the termination of a relationship with a strategic foundry partner, decreased orders from two major customers, charges associated with a reduction in the Company's workforce and charges for excess inventory, the Company experienced revenue fluctuations and incurred net losses in fiscal 1995 and 1996. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. There can be no assurance that the Company will be able to achieve increased sales or maintain its profitability in any future period. In certain future quarters, the Company's operating results may be below the expectations of public market analysts or investors. In such event, the market price of the Company's Common Stock could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING YIELDS

  The fabrication of semiconductors is a complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. In addition, the planned expansion of the clean room in the Company's existing wafer fabrication facility could increase the risk to the Company of contaminants in such facility. Many of these problems are difficult to diagnose, time consuming and expensive to remedy and can result in shipment delays. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer, particularly in connection with the commencement of production in a new fabrication facility or the transfer of manufacturing operations between fabrication facilities. Because the majority of the Company's costs of manufacturing are relatively fixed, maintenance of the number of shippable die per wafer is critical to the Company's results of operations. Yield decreases can result in substantially higher unit costs and may result in reduced gross profit and net income. The Company has in the past experienced yield problems in connection with the manufacture of its products. For example, in the second quarter of fiscal 1997 the Company experienced a decrease in internal yields primarily due to the Company's increasing volume production of a single product at less than normal production yields in support of a customer's delivery requirements. This decrease in internal yields adversely impacted the Company's gross margin for the quarter by approximately $600,000. The Company estimates yields per wafer in order to estimate the value of inventory. If yields are materially different than projected, work-in-process inventory may need to be revalued. The Company has in the past and may in the future from time to time take inventory write-downs as a result of decreases in manufacturing yields. There can be no assurance that the Company will not suffer periodic yield problems in connection with new or existing products or in connection with the commencement of production in the Company's proposed new manufacturing facility or the transfer of the Company's manufacturing operations to such facility, any of which problems could cause the Company's business, financial condition and operating results to be materially and adversely affected. See "-- Manufacturing Capacity Limitations; New Production Facility."

  Semiconductor manufacturing yields are a function both of product design and process technology. In cases where products are manufactured for the Company by an outside foundry, the process technology is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between the Company and the manufacturer. In some cases this risk could be compounded by the offshore location of certain of the Company's manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems.

If the Company develops relationships with additional outside foundries, yields could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of such new foundries. Because of the Company's limited access to wafer fabrication capacity from its outside foundries for certain of its products, any decrease in manufacturing yields of such products could result in an increase in the Company's per unit costs for such products and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenues and gross margin. There can be no assurance that the Company's outside foundries will achieve or maintain acceptable manufacturing yields in the future. Furthermore, the Company also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. Any of the foregoing factors could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Manufacturing."

RISKS ASSOCIATED WITH INCREASING DEPENDENCE ON TELECOMMUNICATIONS AND DATA COMMUNICATIONS MARKETS AND INCREASING DEPENDENCE ON APPLICATION-SPECIFIC STANDARD PRODUCTS

  An important part of the Company's strategy is to continue its focus on the telecommunications market and to leverage its technology and expertise to penetrate further the data communications market for high-speed ICs. The Company anticipates that sales to its other traditional markets will grow more slowly or not at all and, in some instances, as in the case of military markets, may decrease over time. The telecommunications and data communications markets are characterized by extreme price competition, rapid technological change, industry standards that are continually evolving and, in many cases, short product life cycles. These markets frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If, at the beginning of each such transition, the Company's products are unable to support the new features or performance levels being required by OEMs in these markets, the Company would be likely to lose business from an existing or potential customer and, moreover, would not have the opportunity to compete for new design wins until the next product transition occurs. There can be no assurance that the Company will be able to penetrate the telecommunications or data communications market successfully. A failure by the Company to develop products with required features or performance standards for the telecommunications or data communications markets, a delay as short as a few months in bringing a new product to market or a failure by the Company's telecommunications or data communications customers to achieve market acceptance of their products by end-users could significantly reduce the Company's revenues for a substantial period, which would have a material adverse effect on the Company's business, financial condition and operating results. See " -- Risks Associated with Dependence on High-Speed Computing Market."

  A significant portion of the Company's revenues in recent periods has been, and is expected to continue to be, derived from sales of products based on the Synchronous Optical Network ("SONET")/Synchronous Digital Hierarchy ("SDH") transmission standards and the Asynchronous Transfer Mode ("ATM") transmission standard. If the communications market evolves to new standards, there is no assurance the Company will be able to successfully design and manufacture new products that address the needs of its customers or that such new products will meet with substantial market acceptance. Although the Company has developed some initial products for the emerging Gigabit Ethernet and Fibre Channel communications standards, sales of these products have been minimal to date, and there is no assurance AMCC will be successful in addressing the market opportunities for products based on these standards. See " -- Rapid Technological Change; Necessity to Develop and Introduce New Products."

  The Company has under development a number of ASSPs for the telecommunications and data communications markets, from which it expects to derive an increasing portion of its future revenues. The Company has a limited operating history in selling ASSPs, particularly to customers in the telecommunications and data communications markets, upon which an evaluation of the Company's prospects in such markets can be based. In addition, the Company's relationships with certain customers in these markets have been established recently. The Company's future success in selling ASSPs, and in particular, selling ASSPs to customers in the telecommunications and data communications markets, will depend in large part on whether the Company's ASSPs are developed on a timely basis and whether such products achieve market acceptance among new and existing customers, and on the timing of the commencement of volume production of the OEMs' products, if at all. The Company has in the past encountered difficulties in introducing new products in accordance with customers' delivery schedules and the Company's initial expectations. There can be no assurance the Company will not encounter such difficulties in the future or that the Company will be able to develop and introduce ASSPs in a timely manner so as to meet customer demands. Any such difficulties or a failure by the Company to develop and timely introduce such ASSPs could have a material adverse effect on the Company's business, financial condition and operating results. See "-- Rapid Technological Change; Necessity to Develop and Introduce New Products."

RISKS ASSOCIATED WITH DEPENDENCE ON HIGH-SPEED COMPUTING MARKET

  The Company historically has derived significant revenues from product sales to customers in the high-speed computing market and currently anticipates that it will continue to derive significant revenues from sales to customers in this market in the near term. The market for high-speed computing IC products is subject to extreme price competition. The Company believes that the average selling prices of the Company's IC products for the high-speed computing market will decline in future periods and that the Company's gross margin on sales of such products also will decline in future periods. There can be no assurance that the Company will be able to reduce the costs of manufacturing its high-speed computing IC products in response to declining average selling prices. Even if the Company successfully utilizes new processes or technologies to reduce the manufacturing costs of its high-speed computing products in a timely manner, there can be no assurance that the Company's customers in the high-speed computing market will purchase such new products. A failure by the Company to reduce its manufacturing costs sufficiently or a failure by the Company's customers to purchase such products could have a material adverse effect on the Company's business, financial condition and operating results. Furthermore, the Company expects that certain of its competitors may seek to develop and introduce products that integrate the functions performed by the Company's high-speed computing IC products on a single chip. In addition, one or more of the Company's customers may choose to utilize discrete components to perform the functions served by the Company's high-speed computing IC products or may use their own design and fabrication facilities to create a similar product. In either case, the need for high-speed computing customers to purchase the Company's IC products could be eliminated, which could adversely affect the Company's business, financial condition and operating results. See "-- Intense Competition."

RAPID TECHNOLOGICAL CHANGE; NECESSITY TO DEVELOP AND INTRODUCE NEW PRODUCTS

  The markets for the Company's products are characterized by rapidly changing technologies, evolving and competing industry standards, short product life cycles, changing customer needs, emerging competition, frequent new product introductions and enhancements and rapid product obsolescence. The Company's future success will depend, in large part, on its ability to develop, gain access to and use leading technologies in a cost-effective and timely manner and on its ability to continue to develop its technical and design expertise. The Company's ability to have its products designed into its customers' future products, to maintain close working relationships with key customers in order to develop new products, particularly ASSPs, that meet customers' changing needs and to respond to changing industry standards and other technological changes on a timely and cost-effective basis will also be a critical factor in the Company's future success. Furthermore, once a customer has designed a supplier's product into its system, the customer typically is extremely reluctant to change its supply source due to significant costs associated with qualifying a new supplier. Accordingly, the failure by the Company to achieve design wins with its key customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Research and Development."

  Products for telecommunications and data communications applications, as well as for high-speed computing applications are based on industry standards that are continually evolving. The Company's ability to compete in the future will depend on its ability to identify and ensure compliance with evolving industry standards. The emergence of new industry standards could render the Company's products incompatible with products developed by major systems manufacturers. As a result, the Company could be required to invest significant time and effort and to incur significant expense to redesign the Company's products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company could miss opportunities to achieve crucial design wins. There can be no assurance that the Company will be successful in developing or using new technologies or in developing new products or product enhancements on a timely basis, or that such new technologies, products or product enhancements will achieve market acceptance. In the past, the Company has encountered difficulties in introducing new products and product enhancements in accordance with customers' delivery schedules and the Company's initial expectations. The Company could encounter such difficulties in the future. The Company's pursuit of necessary technological advances may require substantial time and expense. A failure by the Company, for technological or other reasons, to develop and introduce new or enhanced products on a timely basis that are compatible with industry standards and satisfy customer price and performance requirements could have a material adverse effect on the Company's business, financial condition and operating results. See "-- Fluctuations in Operating Results," and "-- Risks Associated with Increasing Dependence on Telecommunications and Data Communications Markets and Increasing Dependence on Application-Specific Standard Products."

INTENSE COMPETITION

  The semiconductor market is highly competitive and subject to rapid technological change, price erosion and heightened international competition. The telecommunications, data communications, ATE and high-speed computing industries in particular are intensely competitive. The Company believes that the principal factors of competition in its markets are price, product performance, product quality and time-to-market. The ability of the Company to compete successfully in its markets depends on a number of factors, including success in designing and subcontracting the manufacture of new products that implement new technologies, product quality, reliability, price, the efficiency of production, design wins for its IC products, ramp up of production of the Company's products for particular systems manufacturers, end-user acceptance of the systems manufacturers' products, market acceptance of competitors' products and general economic conditions. In addition, the Company's competitors may offer enhancements to existing products or offer new products based on new technologies, industry standards or customer requirements that are available to customers on a more timely basis than comparable products from the Company or that have the potential to replace or provide lower-cost alternatives to the Company's products. The introduction of such enhancements or new products by the Company's competitors could render the Company's existing and future products obsolete or unmarketable. Furthermore, once a customer has designed a supplier's product into its system, the customer is extremely reluctant to change its supply source due to the significant costs associated with qualifying a new supplier. Finally, the Company expects that certain of its competitors and other semiconductor companies may seek to develop and introduce products that integrate the functions performed by the Company's IC products on a single chip, thus eliminating the need for the Company's products. Each of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks Associated with Dependence on High-Speed Computing Market."

  In the telecommunications and data communications markets, the Company competes primarily against gallium arsenide ("GaAs") based companies such as Giga, TriQuint and Vitesse, and bipolar silicon based products from companies such as Hewlett-Packard, Maxim and Sony. In certain circumstances, most notably with respect to ASICs supplied to Nortel, AMCC's customers or potential customers have internal IC manufacturing capabilities, and this internal source is an alternative available to the customer. In the ATE market, the Company competes primarily against Vitesse and silicon ECL and BiCMOS products offered principally by semiconductor manufacturers such as Analog Devices, Lucent Technologies and Maxim. In the high-speed computing market, the Company competes primarily against Chrontel and PLX. Many of these companies and potential new competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. In addition, in lower-frequency applications, the Company faces increasing competition from CMOS-based products, particularly as the performance of such products continues to improve. There can be no assurance that the Company will be able to develop new products to compete with new technologies on a timely basis or in a cost-effective manner. Any failure by the Company to compete successfully in its target markets, particularly in the telecommunications and data communications markets, could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Risks Associated with Increasing Dependence on Telecommunications and Data Communications Markets and Increasing Dependence on Application-Specific Standard Products."

MANUFACTURING CAPACITY LIMITATIONS; NEW PRODUCTION FACILITY

  The Company currently manufactures a majority of its IC products at its four-inch wafer fabrication facility located in San Diego, California. The Company believes that, upon the completion of the planned expansion of the clean room in its existing fabrication facility, it will be able to satisfy its production needs of products produced in its fabrication facility through the end of 2001. The Company plans to use a portion of the proceeds of this offering to purchase equipment and make leasehold improvements related to the expansion in 1997 and 1998. In addition, the Company will be required to hire, train and manage additional production personnel in order to increase its production capacity as scheduled. In the event the Company's plans to expand the manufacturing capacity of its fabrication facility are not implemented on a timely basis, the Company could face production capacity constraints, which could have a material adverse effect on the Company's business, financial condition and operating results.

  The Company is currently in the process of planning construction of a new six-inch wafer fabrication facility, initially to complement, and potentially to replace, its existing facility in San Diego. The Company currently plans to acquire, or acquire rights to, a site no later than mid-1998, to initiate construction of the new facility during 1999 and to complete the physical plant during 2000. Following the completion of the physical plant, the Company must install equipment and perform necessary testing prior to commencing commercial production at the facility, a process which the Company anticipates will take at least nine months. Accordingly, the Company believes the new facility will not begin commercial production prior to late 2001. This new fabrication facility will have room for additional equipment and manufacturing capacity. The Company estimates that the cost of the new wafer fabrication facility will be at least $60.0 million, of which approximately $25.0 million relates to the purchase of land and construction of the building and approximately $35.0 million relates to capital equipment purchases necessary to establish the initial manufacturing capacity of the facility. The Company currently anticipates that it will incur a significant portion of the expense related to these capital equipment purchases prior to the end of 1999. The Company intends to fund approximately $15.0 million of the total estimated $60.0 million cost of the new facility with a portion of the proceeds of this offering. The balance of the cost of this facility will be funded through a combination of cash from operations and additional debt or equity financing. There can be no assurance that the Company will be able to obtain the additional financing necessary to fund the construction and completion of the new manufacturing facility. Any failure by the Company to obtain on a timely basis such financing could delay the completion of the facility and have a material adverse effect on the Company's business, financial condition and results of operations. To date, the Company has not acquired, or acquired rights to, a suitable site for its proposed new manufacturing facility. There can be no assurance that the Company will be able to acquire rights to such a site in a timely manner, if at all. Any significant delay by the Company in finding such a site could have a material adverse effect on the Company's business, financial condition and operating results. In addition, the Company's existing wafer fabrication facility is, and its proposed new wafer fabrication facility will be, located in California. There can be no assurance that these facilities will not be subject to natural disasters such as earthquakes or floods. In addition, the depreciation and other expenses to be incurred by the Company in connection with the expansion of its existing manufacturing facility and in connection with its proposed new wafer fabrication facility may adversely effect the Company's gross margin in any future fiscal period. See "-- Need For Additional Capital."

  The construction of the new wafer fabrication facility entails significant risks, including shortages of materials and skilled labor, unavailability or late delivery of process equipment, unforeseen environmental or engineering problems, work stoppages, weather interferences and unanticipated cost increases, any of which could have a material adverse effect on the building, equipping and production start-up of the new facility. In addition, unexpected changes or concessions required by local, state or federal regulatory agencies with respect to necessary licenses, land use permits, site approvals and building permits could involve significant additional costs and delay the scheduled opening of the facility and could reduce the Company's anticipated revenues. As a result of the foregoing and other factors, there can be no assurance that the project will be completed within its current budget or within the period currently scheduled by the Company, which could have a material adverse effect on its business, financial condition and operating results. Furthermore, if the Company is unable to achieve adequate manufacturing yields in its proposed new fabrication facility in a timely manner or if the Company's revenues do not increase commensurate with the anticipated increase in manufacturing capacity associated with the new facility, the Company's business, financial condition and operating results could also be materially adversely affected. In addition, in the future, the Company may be required for competitive reasons to make capital investments in its existing wafer fabrication facility or to accelerate the timing of the construction of its new wafer fabrication facility in order to expedite the manufacture of products based on more advanced manufacturing processes. To the extent such capital investments are required, the Company's gross profit and, as a result, its business, financial condition and operating results, could be materially and adversely affected. See "-- Manufacturing Yields."

  The successful operation of the Company's proposed new wafer fabrication facility, if completed, as well as the Company's overall production operations, will also be subject to numerous risks. The Company has no prior experience with the operation of the equipment or the processes involved in producing finished six-inch wafers, which differ significantly from those involved in the production of four-inch wafers. The Company will be required to hire, train and manage production personnel in order to effectively operate the new facility. The Company does not have sufficient excess production capacity at its existing San Diego facility to fully offset any failure of the proposed new wafer fabrication facility to meet planned production goals. The Company may transfer its current San Diego manufacturing operations into the proposed new wafer fabrication facility subsequent to its completion. Should this transfer occur, there can be no assurance that the Company will not experience delays in completing product testing and documentation required by customers to qualify or requalify the Company's products from this facility as being from an approved source as a result of this transfer, which could materially adversely affect the Company's business, financial condition and operating results. The Company will also have to effectively coordinate and manage two manufacturing facilities to successfully meet its overall production goals. The Company has no experience in coordinating and managing production facilities that are located at different sites or in the transfer of manufacturing operations from one facility to another. As a result of these and other factors, the failure of the Company to successfully operate the proposed new wafer fabrication facility, to successfully coordinate and manage the two sites or to transfer the Company's manufacturing operations could adversely affect the Company's overall production and could have a material adverse effect on its business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Manufacturing."

TRANSITION TO NEW PROCESS TECHNOLOGIES

  The markets for the Company's products are characterized by rapid changes in manufacturing process technologies. To provide competitive products to its target markets, the Company must develop improved process technologies. The Company's future success will depend, in large part, upon its ability to continue to improve its existing process technologies, develop new process technologies, and adapt its process technologies to emerging industry standards. The Company may in the future be required to transition one or more of its products to process technologies with smaller geometries, other materials or higher speeds in order to reduce costs and/or improve product performance. There can be no assurance that the Company will be able to improve its process technologies and develop new process technologies, including, but not limited to silicon germanium process technologies, in a timely or affordable manner or that such improvements or developments will result in products that achieve market acceptance. A failure by the Company to improve its existing process technologies or processes or develop new process technologies in a timely or affordable manner could adversely affect the Company's business, financial condition and operating results. See " -- Rapid Technological Change; Necessity to Develop and Introduce New Products," " -- Manufacturing Capacity Limitations; New Production Facility" and "Business -- Research and Development."

DEPENDENCE ON THIRD-PARTY MANUFACTURING AND SUPPLY RELATIONSHIPS

  The Company relies on outside foundries for the manufacture of certain of its products, including all of its products designed on CMOS processes. The Company generally does not have long-term wafer supply agreements with its outside foundries that guarantee wafer or product quantities, prices or delivery lead times. Instead, the Company's products that are manufactured by outside foundries are manufactured on a purchase order basis. The Company expects that, for the foreseeable future, certain of its products will be manufactured by a single outside foundry. Because establishing relationships with new outside foundries takes several months, there is no readily available alternative source of supply for these products. A manufacturing disruption experienced by one or more of the Company's outside foundries would impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and operating results. Furthermore, in the event that the transition to the next generation of manufacturing technologies at one or more of the Company's outside foundries is unsuccessful or delayed, the Company's business, financial condition and operating results could be materially and adversely affected.

  There are additional risks associated with the Company's dependence upon third party manufacturers for certain of its products, including, but not limited to, reduced control over delivery schedules, quality assurance, manufacturing yields and costs, the potential lack of adequate capacity during periods of excess demand, limited warranties on wafers or products supplied to the Company, increases in prices and potential misappropriation of the Company's intellectual property. With respect to certain of its products, the Company depends upon external foundries to produce wafers and, in some cases, finished products of acceptable quality, to deliver those wafers and products to the Company on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. On occasion, the Company has experienced difficulties in causing these events to occur satisfactorily. The Company's wafer and product requirements typically represent a very small portion of the total production of these external foundries. The Company is subject to the risk that a producer will cease production on an older or lower-volume process that is used to produce the Company's parts. Additionally, there can be no assurance that such external foundries will continue to devote resources to the production of the Company's products or continue to advance the process design technologies on which the manufacturing of the Company's products are based. Any such difficulties could have a material adverse effect on the Company's business, financial condition and operating results. See "-- Manufacturing Yields."

  Certain of the Company's products are assembled and packaged by third-party subcontractors. The Company does not have long-term agreements with any of these subcontractors. Such assembly and packaging is conducted on a purchase order basis. As a result of its reliance on third-party subcontractors to assemble and package its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing, assembly or packaging of the Company's products. In addition, the Company may, from time to time, be required to accept price increases for such assembly or packaging services that could have a material adverse effect on the Company's business, financial condition and operating results. Due to the amount of time normally required to qualify assembly and packaging subcontractors, product shipments could be delayed significantly if the Company is required to find alternative subcontractors. In the future, the Company may contract with third parties for the testing of its products. Any problems associated with the delivery, quality or cost of the assembly, testing or packaging of the Company's products could have a material adverse effect on the Company's business, financial condition and operating results.

  Due to an industry transition to six-inch wafer fabrication facilities, there is a limited number of suppliers of the four-inch wafers used by the Company to build products in its existing manufacturing facility, and the Company relies on a single supplier for such wafers. Although the Company believes that it will have sufficient access to four-inch wafers to support production in its existing fabrication facility for the foreseeable future, there can be no assurance that the Company's current supplier will continue to supply the Company with four-inch wafers on a long-term basis. Additionally, the availability of manufacturing equipment needed for a four-inch process is limited and certain new equipment required for more advanced processes may not be available for a four-inch process. If the Company is not able to obtain a sufficient supply of four-inch wafers or to obtain the requisite equipment for a four-inch process, the Company's business, financial condition and operating results would be materially adversely affected. See "Business --
 Manufacturing."

CUSTOMER CONCENTRATION

  Historically, a relatively small number of customers has accounted for a significant portion of the Company's revenues in any particular period. The Company has no long-term volume purchase commitments from any of its major customers. In fiscal 1996 and 1997 and for the first six months of fiscal 1998, the Company's five largest customers accounted for approximately 44%, 44% and 41% of the Company's revenues, respectively, and sales to Nortel accounted for approximately 20%, 20% and 19% of the Company's revenues, respectively. The Company anticipates that sales of its products to relatively few customers will continue to account for a significant portion of its revenues. In the event of a reduction, delay or cancellation of orders from one or more significant customers or if one or more of its significant customers select products manufactured by one of the Company's competitors for inclusion in future product generations, the Company's business, financial condition and operating results could be materially and adversely affected. There can be no assurance that the Company's current customers will continue to place orders with the Company, that orders by existing customers will continue at current or historical levels or that the Company will be able to obtain orders from new customers. The loss of one or more of the Company's current significant customers could materially and adversely affect the Company's business, financial condition and operating results. See "-- Intense Competition," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Products and Customers."

MANAGEMENT OF GROWTH

  The Company has experienced, and may continue to experience, periods of rapid growth and expansion, which have placed, and could continue to place, a significant strain on the Company's limited personnel and other resources. To manage these expanded operations effectively, the Company will be required to continue to improve its operational, financial and management systems and to successfully hire, train, motivate and manage its employees. In particular, certain of the Company's senior management personnel recently joined the Company. The Company's ability to manage growth successfully will require such personnel to work together effectively. In addition, the expansion of the Company's current wafer fabrication facility, the construction and operation of the Company's planned wafer fabrication facility, the initial integration of the proposed new wafer fabrication facility with the Company's current facility and the subsequent potential transfer of the Company's manufacturing operations to the proposed new wafer fabrication facility will require significant management, technical and administrative resources. There can be no assurance that the Company will be able to manage its growth or effectively integrate its planned wafer fabrication facility into its current operations, and a failure to do so could have a material adverse effect on the Company's business, financial condition and operating results.

DEPENDENCE ON QUALIFIED PERSONNEL

  The Company's future success depends in part on the continued service of its key design engineering, sales, marketing and executive personnel and its ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel in the semiconductor industry, in particular design engineers, and there can be no assurance that the Company will be able to continue to attract and train such engineers or other qualified personnel necessary for the development of its business or to replace engineers or other qualified personnel that may leave the Company's employ in the future. The Company's anticipated growth is expected to place increased demands on the Company's resources and will likely require the addition of new management personnel and the development of additional expertise by existing management personnel. Although the Company has entered into an "at-will" employment agreement with David M. Rickey, the Company's President and Chief Executive Officer, the Company has not entered into fixed term employment agreements with any of its executive officers. In addition, the Company has not obtained key-man life insurance on any of its executive officers or key employees. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to the Company's product and process development programs or otherwise have a material adverse effect on the Company's business, financial condition and operating results. See "Certain Transactions."

NEED FOR ADDITIONAL CAPITAL

  The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. The Company believes that the net proceeds of this offering, together with its available cash, cash equivalents and short-term investments and cash generated from operations, will be sufficient to meet the Company's capital requirements through the next 12 months, although the Company could be required, or could elect, to seek to raise additional financing during such period. The Company's future capital requirements will depend on many factors, including the costs associated with the expansion of its manufacturing operations, the rate of revenue growth, the timing and extent of spending to support research and development programs and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of the Company's products. The Company expects that it will need to raise additional debt or equity financing in the future, primarily for purposes of financing the acquisition of property for its proposed new wafer fabrication facility, the construction of the proposed new wafer fabrication facility and the purchase of equipment for the proposed new wafer fabrication facility. There can be no assurance that such additional debt or equity financing will be available on commercially reasonable terms or at all. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY RIGHTS

  The Company relies in part on patents to protect its intellectual property. In the United States, the Company has been issued 14 patents, which principally cover certain aspects of the design and architecture of the Company's IC products and have expiration dates ranging from 2004 to 2009. In addition, the Company has three patent applications pending in the United States Patent and Trademark Office (the "PTO"). There can be no assurance that the Company's pending patent applications or any future applications will be approved, or that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products or processes, duplicate the Company's products or processes or design around any patents that may be issued to the Company.

  To protect its intellectual property, the Company also relies on a combination of mask work protection under the Federal Semiconductor Chip Protection Act of 1984, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements. A mask work refers to the intangible information content of the set of masks or mask databases used to make a semiconductor chip product. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and operating results.

  As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. The Company in the past has been and in the future may be notified that it may be infringing the intellectual property rights of third parties. The Company has certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by its products. There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition or operating results. In March 1997, the Company received a written notice from legal counsel for Dr. Chou Li asserting that the Company manufactures certain of its products in ways that appear to such counsel to infringe a United States patent held by Dr. Li (the "Li Patent"). After a review of its technology in light of such assertion, the Company believes that the Company's processes do not infringe any of the claims of this patent. However, there can be no assurance that Dr. Li will not file a lawsuit against the Company or that the Company would prevail in any such litigation. Any litigation relating to the intellectual property rights of third parties, including, but not limited to the Li Patent, whether or not determined in the Company's favor or settled by the Company, would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition or operating results. In the event of any adverse ruling in any such matter, the Company could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance, however, that a license would be available on reasonable terms or at all. Any limitations on the Company's ability to market its products, any delays and costs associated with redesigning its products or payments of license fees to third parties or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and operating results.

INTERNATIONAL SALES

  International sales (including sales to Canada) accounted for 44%, 40% and 41% of revenues in fiscal 1996, fiscal 1997 and the first six months of fiscal 1998, respectively. The Company anticipates that international sales may increase in future periods and may account for an increasing portion of the Company's revenues. As a result, an increasing portion of the Company's revenues may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, timing and availability of export licenses, political and economic instability, difficulties in accounts receivable collections, natural disasters, difficulties in staffing and managing foreign subsidiary and branch operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for telecommunications and other products, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and potentially adverse tax consequences. The Company is also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. The Company cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of the Company's products will be implemented by the United States or other countries. Because sales of the Company's products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of the Company's products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in the Company's results of operations. Some of the Company's customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. Any of the foregoing factors could have a material adverse effect on the Company's business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ENVIRONMENTAL REGULATIONS

  The Company is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines on the Company, the suspension of production or a cessation of operations. In addition, such regulations could restrict the Company's ability to expand its facilities at its present location or construct or operate its planned wafer fabrication facility or could require the Company to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges. In this regard, since 1993 the Company has been named as a potentially responsible party ("PRP") along with a large number of other companies that used Omega Chemical Corporation ("Omega") in Whittier, California to handle and dispose of certain hazardous waste material. The Company is a member of a large group of PRPs that has agreed to fund certain remediation efforts at the Omega site, which efforts are ongoing. To date, the Company's payment obligations with respect to such funding efforts have not been material and the Company believes that its future obligations to fund such efforts will not have a material adverse effect on its business, financial condition or operating results.

  The Company uses significant amounts of water throughout its manufacturing process. Previous droughts in California have resulted in restrictions being placed on water use by manufacturers and residents in California. In the event of future drought, reductions in water use may be mandated generally, and it is unclear how such reductions will be allocated among California's different users. There can be no assurance that near term reductions in water allocations to manufacturers will not occur, which could have a material adverse affect on the Company's business, financial condition or operating results.

ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained. The initial offering price for Common Stock to be sold by the Company was determined by negotiations among the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this offering. See "Underwriting" for factors considered in determining such offering price. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's anticipated or actual operating results; announcements or introductions of new products; technological innovations or setbacks by the Company or its competitors; conditions in the semiconductor, telecommunications, data communications, ATE, high-speed computing or military markets; the commencement of litigation; changes in estimates of the Company's performance by securities analysts; and other events or factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may affect adversely the market price of the Common Stock. Furthermore, the shares of the Company's Common Stock that were outstanding immediately prior to this offering are held by a large number of individual stockholders. Upon the expiration of lock-up agreements between the Underwriters and certain of these stockholders, which lock-up agreements expire upon the later of (i) 180 days after the effectiveness of this offering or (ii) three days after the public release of the Company's earnings for the fiscal period ending on or immediately prior to the completion of such 180-day period (as applicable, the "Lock-Up Period"), substantially all of the Company's outstanding Common Stock held by stockholders immediately prior to this offering will be eligible for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933 (the "Securities Act"). There can be no assurance that sales of Common Stock by such stockholders upon expiration of the Lock-Up Period will not adversely affect the market price of the Common Stock. See "-- Shares Eligible for Future Sale" and "Shares Eligible for Future Sale."

YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in approximately two years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance. Any Year 2000 compliance problem of either the Company, its suppliers, its service providers or its customers could result in a material adverse effect on the Company's business, financial condition and operating results.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering could adversely affect the market price for the Common Stock. Such sales could also make it more difficult for the Company to sell its equity or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of this offering, the Company will have 19,801,750 shares of Common Stock outstanding. The 5,650,000 shares offered hereby will be immediately tradable without restriction. The 14,151,750 remaining shares of Common Stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Of the Restricted Shares, approximately 556,000 will be eligible for immediate sale in the public market upon completion of this offering without restriction under Rule 144(k) under the Securities Act, and approximately 607,000 additional shares will be eligible for sale 90 days after the effective date of the registration statement filed pursuant to this offering (the "Effective Date") under Rule 144 under the Securities Act, subject in some cases to volume and other restrictions. As a result of lock-up agreements between certain stockholders and the Company or the Representatives of the Underwriters, the remaining approximately 12,988,750 Restricted Shares will not be available for immediate sale in the public market until the expiration of the 180 day period following the Effective Date, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 under the Securities Act. However, BancAmerica Robertson Stephens may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume and other restrictions. The Company intends to register the Common Stock to be issued pursuant to the Company's 1997 Employee Stock Purchase Plan on the Effective Date, and intends to register all of the shares of Common Stock to be issued pursuant to the Company's other employee benefit plans approximately 90 days after the Effective Date.

EFFECT OF ANTI-TAKEOVER PROVISIONS

  Immediately after the closing of this offering, the Company's Board of Directors will have the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of Preferred Stock may delay, defer or prevent a change in control of the Company, as the terms of the Preferred Stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of Preferred Stock. In addition, the issuance of Preferred Stock could have a dilutive effect on stockholders of the Company. Section 203 of the Delaware General Corporation Law, to which the Company is subject, restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may delay, defer or prevent a change of control of the Company.

DILUTION

  Purchasers of the Common Stock in this offering will suffer immediate and substantial dilution of $6.37 per share in the net tangible book value of the Common Stock from the initial public offering price. To the extent that outstanding options and warrants to purchase the Common Stock are exercised, there will be further dilution.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 2,700,000 shares of Common Stock offered hereby, at an estimated offering price of $9.00 per share, are estimated to be $21,899,000 ($28,992,575 assuming the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company currently expects that approximately $5.0 million of the net proceeds will be used to fund the expansion of the manufacturing capacity of the Company's existing manufacturing facility, that approximately $15.0 million will be used for the construction of and the purchase of equipment for a proposed new wafer fabrication facility and that the balance of the net proceeds will be used for working capital and other general corporate purposes. The amounts actually expended for each purpose and the timing of such expenditures may vary significantly depending on numerous factors, including the amount of costs associated with the expansion of the Company's manufacturing operations, the rate of revenue growth, the timing and extent of spending to support research and development programs and expansion of sales and marketing, the timing of introduction of new products and product enhancements and market acceptance of the Company's products. The Company believes that its available cash and cash equivalents and cash generated from operations, together with the net proceeds of this offering, will be sufficient to meet its capital requirements through the next 12 months. However, there can be no assurance that the Company will not require additional debt or equity financing prior to such time or that such additional debt or equity financing, if required, will be available upon terms acceptable to the Company, or at all. The Company may also use a portion of the proceeds for the acquisition of or investment in complementary businesses, products or technologies, although no acquisitions are currently being planned or negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. The Company will not receive any proceeds from the sale of the shares being offered by the Selling Stockholders. See "Risks Factors--Need For Additional Capital."

                                DIVIDEND POLICY

  The Company has never declared or paid dividends on its capital stock. The Company currently anticipates that it will retain all available funds for use in its business, and does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company (i) actual as of September 30, 1997, (ii) pro forma to reflect the automatic conversion of all outstanding shares of the Company's Preferred Stock into Common Stock upon the closing of this offering and (iii) as adjusted to give effect to the receipt of the estimated net proceeds from the sale by the Company of 2,700,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $9.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                       SEPTEMBER 30, 1997
                                                  ------------------------------
                                                  ACTUAL   PRO FORMA AS ADJUSTED
                                                  -------  --------- -----------
                                                         (IN THOUSANDS)
Current portion of capital lease obligations(1).  $ 2,641   $ 2,641    $ 2,641
                                                  =======   =======    =======
Long-term capital lease obligations, less cur-
 rent portion...................................    2,096     2,096      2,096
Stockholders' equity:
  Preferred Stock, $.01 par value, 1,350,000
   shares authorized; 1,051,294 shares issued
   and outstanding, actual; 2,000,000 shares au-
   thorized, none issued and outstanding, pro
   forma and as adjusted........................       11        --         --
  Common Stock, $.01 par value, 34,500,000
   shares authorized; 6,392,660 shares issued
   and outstanding, actual; 17,101,750 shares
   issued and outstanding, pro forma; 60,000,000
   shares authorized, 19,801,750 shares issued
   and outstanding, as adjusted(2)..............       64       171        198
  Additional paid-in capital....................   34,655    34,559     56,431
  Deferred compensation.........................     (552)     (552)      (552)
  Accumulated deficit...........................   (3,559)   (3,559)    (3,559)
  Notes receivable from stockholders............     (501)     (501)      (501)
                                                  -------   -------    -------
   Total stockholders' equity...................   30,118    30,118     52,017
                                                  -------   -------    -------
    Total capitalization........................  $32,214   $32,214    $54,113
                                                  =======   =======    =======

--------
(1) See Note 6 of Notes to Consolidated Financial Statements for a description of the Company's obligations under capital leases.
(2) Excludes, as of September 30, 1997: (i) 157,968 shares of Common Stock issuable upon exercise of options outstanding under the 1982 Plan at a weighted average exercise price of $0.46 per share; (ii) 2,057,975 shares of Common Stock issuable upon exercise of options outstanding under the 1992 Plan at a weighted average exercise price of $1.08 per share;
    (iii) 2,544,714 shares of Common Stock reserved for future issuance under the 1992 Plan; (iv) 200,000 shares of Common Stock reserved for future issuance under the Directors' Plan; (v) 400,000 shares of Common Stock reserved for issuance under the Purchase Plan; (vi) 83,807 shares issuable upon exercise of certain warrants at a weighted average exercise price of $2.91 per share; and (vii) 24,720 shares of Common Stock issuable upon the exercise of certain other outstanding options at a weighted average exercise price of $0.48 per share. See "Management --1982 Employee Incentive Stock Option Plan" and "-- 1992 Stock Option Plan" and Note 4 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company's Common Stock as of September 30, 1997 was approximately $30.1 million, or $1.76 per share. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the pro forma number of shares of Common Stock outstanding at September 30, 1997. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the estimated net proceeds from the sale by the Company of 2,700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, the Company's pro forma net tangible book value at September 30, 1997 would have been $52.0 million, or $2.63 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.87 per share to existing stockholders and an immediate dilution in net tangible book value of $6.37 per share to new investors purchasing shares in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

   Assumed initial public offering price...........................       $9.00
     Pro forma net tangible book value at September 30, 1997....... $1.76
     Increase attributable to new investors........................  0.87
                                                                    -----
   Pro forma net tangible book value after offering................        2.63
                                                                          -----
   Dilution to new investors.......................................       $6.37
                                                                          =====

  The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering at an assumed public offering price of $11.00 per share (before deducting underwriting discounts and commissions and estimated offering expenses):

                                                                         AVERAGE
                                   SHARES PURCHASED  TOTAL CONSIDERATION  PRICE
                                  ------------------ -------------------   PER
                                    NUMBER   PERCENT   AMOUNT    PERCENT  SHARE
                                  ---------- ------- ----------- ------- -------
   Existing stockholders......... 17,101,750   86.4% $34,957,000   59.0%  $2.04
   New investors.................  2,700,000   13.6   24,300,000   41.0    9.00
                                  ----------  -----  -----------  -----
     Total....................... 19,801,750  100.0% $59,257,000  100.0%
                                  ==========  =====  ===========  =====

  The foregoing table excludes, as of September 30, 1997: (i) 157,968 shares of Common Stock issuable upon exercise of options outstanding under the 1982 Plan at a weighted average exercise of $0.46 per share; (ii) 2,057,975 shares of Common Stock issuable upon exercise of options outstanding under the 1992 Plan at a weighted average exercise price of $1.08 per share; (iii) 2,544,714 shares of Common Stock reserved for future issuance under the 1992 Plan; (iv) 200,000 shares of Common Stock reserved for future issuance under the Directors' Plan; (v) 400,000 shares of Common Stock reserved for issuance under the Purchase Plan; (vi) 83,807 shares of Common Stock issuable upon the exercise of certain warrants at a weighted average exercise price of $2.91 per share; and (vii) 24,720 shares issuable upon exercise of certain other outstanding options at a weighted average exercise price of $0.48 per share. See "Management -- 1982 Employee Incentive Stock Option Plan" and "-- 1992 Stock Option Plan" and Note 4 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statements of operations data set forth below for the fiscal years ended March 31, 1995, 1996 and 1997 and the consolidated balance sheet data at March 31, 1996 and 1997 are derived from the consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors, that are included elsewhere in this Prospectus. The consolidated statements of operations data for the fiscal years ended
March 31, 1993 and 1994 and the consolidated balance sheet data as of March 31, 1993, 1994 and 1995 are derived from consolidated financial statements audited by Ernst & Young LLP, which are not included in this Prospectus. The consolidated balance sheet data at September 30, 1997 and the consolidated statements of operations data for the six months ended September 30, 1996 and 1997 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the Company's consolidated financial position and consolidated results of operations for these periods. Operating results for the six months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 1998. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                         SIX MONTHS
                                                                            ENDED
                                FISCAL YEAR ENDED MARCH 31,             SEPTEMBER 30,
                          -------------------------------------------  ---------------
                           1993     1994     1995     1996     1997     1996    1997
                          -------  -------  -------  -------  -------  ------- -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Net revenues............  $38,296  $49,686  $46,950  $50,264  $57,468  $27,955 $35,208
Cost of revenues........   20,561   29,187   27,513   34,169   30,057   15,754  16,534
                          -------  -------  -------  -------  -------  ------- -------
Gross profit............   17,735   20,499   19,437   16,095   27,411   12,201  18,674
Operating expenses:
 Research and develop-
  ment..................    8,617    9,273   10,108    8,283    7,870    3,412   6,002
 Selling, general and
  administrative........    7,799    9,513   10,112   11,232   12,537    5,894   6,730
                          -------  -------  -------  -------  -------  ------- -------
 Total operating ex-
  penses................   16,416   18,786   20,220   19,515   20,407    9,306  12,732
                          -------  -------  -------  -------  -------  ------- -------
Operating income (loss).    1,319    1,713     (783)  (3,420)   7,004    2,895   5,942
Gain on contract settle-
 ment...................      --     9,530      --       --       --       --      --
Net interest income (ex-
 pense).................     (308)    (464)    (358)    (242)     (29)      24     151
                          -------  -------  -------  -------  -------  ------- -------
Income (loss) before
 provision for income
 taxes..................    1,011   10,779   (1,141)  (3,662)   6,975    2,919   6,093
Provision (benefit) for
 income taxes...........       18      575      (70)      32      659      276     159
                          -------  -------  -------  -------  -------  ------- -------
Net income (loss).......  $   993  $10,204  $(1,071) $(3,694) $ 6,316  $ 2,643 $ 5,934
                          =======  =======  =======  =======  =======  ======= =======
Pro forma net income per
 share(1)...............                                      $  0.33          $  0.30
                                                              =======          =======
Shares used in pro forma
 net income per share
 calculation(1) ........                                       18,983           19,586
                                                              =======          =======

                                          MARCH 31,
                           --------------------------------------- SEPTEMBER 30,
                            1993    1994    1995    1996    1997       1997
                           ------- ------- ------- ------- ------- -------------
                                              (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital..........  $11,338 $19,867 $16,753 $13,977 $19,364    $18,965
Total assets.............   26,585  45,124  40,180  37,836  41,814     44,382
Long-term obligations,
 less current portion....    3,632   7,493   6,516   4,447   3,192      2,096
Total stockholders' equi-
 ty......................   15,523  25,829  24,805  21,512  27,743     30,118

-------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute the pro forma net income per share amounts.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The Company tailors solutions to customer and market requirements by using a combination of high-frequency, mixed-signal design expertise, system-level knowledge and multiple silicon process technologies. AMCC believes that its internal bipolar and BiCMOS processes, complemented by advanced CMOS processes from external foundries, enable the Company to offer high-performance, high-speed solutions optimized for specific applications and customer requirements. The Company further believes that its products provide significant cost, power, performance and reliability advantages for systems OEMs in addition to accelerating time-to-market. The Company also leverages its technology to provide products for the automated test equipment ("ATE"), high-speed computing and military markets.

  Since inception, the Company has focused primarily on the design, manufacture and sale of high-performance silicon integrated circuits ("ICs"). The Company's first significant revenues were derived from sales of high-speed application-specific integrated circuits ("ASICs") to military and ATE customers. The Company subsequently utilized its high-performance mixed-signal design and process technologies to diversify into the telecommunications and high-speed computing markets and, more recently, the data communications market. Commencing in fiscal 1992, the Company adopted a strategy in which much of its next-generation technology and products were based on a process under development with a strategic foundry partner. In fiscal 1994, the strategic partner elected to end this relationship and paid the Company $10.0 million in connection with termination of the proposed foundry relationship. In fiscal 1995, the Company redirected its strategy to concentrate on the development of application-specific standard products ("ASSPs") for the high-performance telecommunications and high-speed computing markets. As a result of the termination of the relationship with the strategic partner, decreased orders from two major customers, charges associated with reductions in the Company's work force of approximately $626,000 in fiscal 1995 and charges taken for excess inventories of approximately $3.7 million in fiscal 1996 the Company had fluctuating revenues and incurred net losses in fiscal 1995 and 1996.

  In fiscal 1997, the Company substantially reorganized its management team and increased its focus on becoming the leading supplier of high-performance, high-bandwidth connectivity ICs for the world's communications infrastructure. Accordingly, the Company accelerated the pace of development of new products for high-performance telecommunications and data communications markets. Following the reorganization of the Company's management team in fiscal 1997 and its renewed focus on ASSPs for the telecommunications and data communications markets, the Company returned to profitability and its revenues have increased in each of the last six fiscal quarters.

  The Company derives its revenues principally through product sales, which are recognized upon shipment to customers. Revenues from sales to distributors that are made under agreements allowing for price protection and right of return on products unsold by the distributor are not recognized until the distributor ships the product to its customer. The Company also derives a small portion of its revenues from non-recurring engineering contracts, which revenues are recognized using the percentage-of-completion method. All international sales are denominated in United States dollars.

RESULTS OF OPERATIONS

  The following table sets forth certain selected consolidated statements of operations data as a percentage of revenues for the periods indicated:

                                                                 SIX MONTHS
                                            FISCAL YEAR             ENDED
                                          ENDED MARCH 31,       SEPTEMBER 30,
                                         ---------------------  --------------
                                         1995    1996    1997    1996    1997
                                         -----   -----   -----  ------  ------
Net revenues............................ 100.0%  100.0%  100.0%  100.0%  100.0%
Cost of revenues........................  58.6    68.0    52.3    56.4    47.0
                                         -----   -----   -----  ------  ------
Gross profit............................  41.4    32.0    47.7    43.6    53.0
Operating expenses:
  Research and development..............  21.5    16.5    13.7    12.2    17.0
  Selling, general and administrative...  21.6    22.3    21.8    21.1    19.1
                                         -----   -----   -----  ------  ------
    Total operating expenses............  43.1    38.8    35.5    33.3    36.1
                                         -----   -----   -----  ------  ------
Operating income (loss).................  (1.7)   (6.8)   12.2    10.3    16.9
Net interest income (expense)...........  (0.7)   (0.5)   (0.1)    0.1     0.4
                                         -----   -----   -----  ------  ------
Income (loss) before provision for in-
 come taxes.............................  (2.4)   (7.3)   12.1    10.4    17.3
Provision (benefit) for income taxes....  (0.1)    0.0     1.1     0.9     0.4
                                         -----   -----   -----  ------  ------
Net income (loss).......................  (2.3)%  (7.3)%  11.0%    9.5%   16.9%
                                         =====   =====   =====  ======  ======

COMPARISON OF THE SIX MONTHS ENDED SEPTEMBER 30, 1997 TO THE SIX MONTHS ENDED SEPTEMBER 30, 1996

  Net Revenues. Net revenues for the six months ended September 30, 1997 were approximately $35.2 million, representing an increase of 26% over net revenues of approximately $28.0 million for the six months ended September 30, 1996. Revenues from sales of communications products increased from 43% of net revenues for the six months ended September 30, 1996 to 47% of net revenues for the six months ended September 30, 1997, reflecting unit growth in shipments of existing products, as well as the introduction of new products for these markets. Revenues from sales of products to other markets, consisting of the ATE, high-speed computing and military markets, decreased from 57% of net revenues during the six months ended September 30, 1996, to 53% of net revenues for the six months ended September 30, 1997 although revenues from sales to other markets increased in absolute dollars. The increase in absolute dollars was primarily due to an increase in shipments of PCI bus products for high speed computing applications. Sales to Nortel accounted for 19% and 20% of net revenues for the six months ended September 30, 1997 and 1996, respectively. Sales outside of North America accounted for 24% and 23% of net revenues for the six months ended September 30, 1997 and 1996, respectively.

  Gross Margin. In addition to the costs of internal wafer fabrication and the costs of procuring wafers and finished goods from external foundries, the Company's cost of revenues includes costs associated with packaging, assembly, testing, procurement and quality assurance functions, some of which are performed by third-party vendors. Gross margin (gross profit as a percentage of revenues) was 53.0% for the six months ended September 30, 1997, as compared to 43.6% for the six months ended September 30, 1996. The increase in gross margin resulted from increased utilization of the Company's wafer fabrication facility, as well as improved manufacturing yields. The Company's gross margin is primarily impacted by factory utilization, wafer yields and product mix. Although AMCC does not expect its gross margin to continue to increase at the rate reflected above, its strategy is to maximize factory utilization whenever possible, maintain or improve its manufacturing yields, and focus on the development and sales of high-performance products that can have higher gross margins. There can be no assurance, however, that the Company will be successful in achieving these objectives. In addition, these factors can vary significantly from quarter to quarter, which would likely result in fluctuations in quarterly gross margin and net income. See "Risk Factors --
 Fluctuations in Operating Results."

  Research and Development. Research and development ("R&D") expenses consist primarily of compensation and associated costs relating to new product development and new process development. These costs include design and process engineering costs, design tools and prototyping costs (including non-recurring engineering charges from foundries) and photomask and pre-production wafer costs. R&D expenditures are expensed as incurred. R&D expenses increased to approximately $6.0 million, or 17.0% of revenues, for the six months ended September 30, 1997, from approximately $3.4 million, or 12.2% of net revenues, for the six months ended September 30, 1996. The increase in R&D expenses was due to accelerated new product and process development efforts, including additions to the Company's engineering staff and related expenses as well as increased prototyping costs. The Company expects R&D expenses in absolute dollars to increase significantly in the future due to planned increases in personnel, prototyping costs and depreciation resulting from increased capital investment for process development and design tools. Currently, R&D expenses are primarily focused on the development of products for the telecommunications and data communications markets, and the Company expects to continue this focus.

  Selling, General and Administrative. Selling, general and administrative ("SG&A") expenses consist primarily of compensation for sales, marketing and administrative personnel, commissions paid to third-party sales representatives and expenses associated with product promotion. SG&A expenses were approximately $6.7 million, or 19.1% of revenues, for the six months ended September 30, 1997, as compared to approximately $5.9 million, or 21.1% of net revenues, for the six months ended September 30, 1996. The increase in SG&A expenses in the six months ended September 30, 1997 primarily reflected an increase of $253,000 in compensation costs, a $176,000 increase in commissions earned by third-party sales representatives and a $149,000 increase in its provision for doubtful accounts due to the Company's expanding customer base. The decrease in SG&A expenses as a percentage of net revenues in the six months ended September 30, 1997 was a result of net revenues increasing more rapidly than SG&A expenses. The Company expects SG&A expenses to increase in the future due to additional staffing in its sales and marketing departments and additional expenses related to being a public company.

  Net Interest Income. Net interest income consists of interest income generated from the Company's cash, cash equivalents and short-term investments, net of interest expense paid on the Company's debt and capital lease obligations. Net interest income increased to $151,000 for the six months ended September 30, 1997 from $24,000 for the six months ended September 30, 1996, reflecting interest income from larger cash and short-term investment balances during the six months ended September 30, 1997 and a decrease in interest expense associated with outstanding capital lease and debt obligations.

  Income Taxes. The Company's estimated annual effective tax rate used for the six months ended September 30, 1997 was 2.6% due to the reduction of a valuation allowance recorded against deferred tax assets. This reduction results from the projected level of income for fiscal 1998, which makes the realization of these deferred tax assets more likely than not. The effective tax rate of 9.5% for the six months ended September 30, 1996 was a result of alternative minimum taxes ("AMT"). The Company expects its effective tax rate to be closer to statutory rates in fiscal 1999.

  Deferred Compensation. In connection with the grant of certain stock options to employees during the six months ended September 30, 1997, the Company recorded aggregate deferred compensation of $599,000, representing the difference between the deemed fair value of the Common Stock at the date of grant for accounting purposes and the option exercise price of such options. Such amount is presented as a reduction of stockholders' equity and amortized ratably over the vesting period of the applicable options. Amortization of deferred compensation recorded for the six months ended September 30, 1997 was $47,000. The Company currently expects to record amortization of deferred compensation with respect to these option grants of approximately $127,000, $159,000, $159,000, $129,000 and $25,000 during the fiscal years ended March 31, 1998 (including the amount set forth above for the six months ended September 30, 1997), 1999, 2000, 2001 and 2002, respectively.

YEARS ENDED MARCH 31, 1997, 1996 AND 1995

  Net Revenues. Net revenues for fiscal 1997 increased to approximately $57.5 million from approximately $50.3 million in fiscal 1996 and $47.0 million in fiscal 1995. Revenues from sales of communications products increased from 32% of net revenues in fiscal 1995 to 41% of net revenues in fiscal 1996 and 44% of net revenues in fiscal 1997, reflecting unit growth in shipments of existing products, as well as the introduction of new products for the communications market. Revenues from sales of products to other markets decreased from 68% of net revenues in fiscal 1995 to 59% of net revenues in fiscal 1996 and to 56% of net revenues in fiscal 1997. In fiscal 1997, 1996 and 1995, sales to Nortel accounted for 20%, 20% and 17%, respectively, of net revenues. Sales to customers outside of North America accounted for 21%, 24% and 14% of net revenues in fiscal 1997, 1996 and 1995, respectively, reflecting an increase in revenues from sales to such customers, but fluctuating percentages of net revenues. The Company is focused on increasing the percentage of net revenues derived from sales to customers outside of North America.

  Gross Margin. Gross margin was 47.7%, 32.0% and 41.4% in fiscal 1997, 1996 and 1995, respectively. The decrease in gross margin in fiscal 1996 was attributable primarily to a decrease in the utilization of the Company's wafer fabrication facility, as well as an approximately $3.7 million charge taken for excess inventory, primarily of clock products for the high-speed computing market. In addition, decreases in average selling prices ("ASPs") for clock products also contributed to the decrease in gross margin in fiscal 1996. The increase in gross margin in fiscal 1997 resulted primarily from a significant reduction in charges related to excess inventory, as well as from increased utilization of the Company's wafer fabrication facility. See "Risk Factors -- Fluctuations in Operating Results."

  Research and Development. R&D expenses were approximately $7.9 million, $8.3 million and $10.1 million in fiscal 1997, 1996 and 1995, respectively. R&D expenses accounted for 13.7%, 16.5% and 21.5% of net revenues for fiscal 1997, 1996 and 1995, respectively. The decrease in R&D expenses in fiscal 1996 was due primarily to a $445,000 decrease in payroll and other costs associated with reductions in the Company's research and development engineering staff and to a decrease in prototyping costs of approximately $400,000. The decrease in R&D expense in fiscal 1997 was primarily due to a decrease of $315,000 in prototyping costs. During fiscal 1997, the Company began significant efforts to increase the R&D staff and to accelerate new product development efforts. These efforts resulted in higher R&D expenses during the six months ended March 31, 1997 and September 30, 1997.

  Selling, General and Administrative. SG&A expenses were approximately $12.5 million, $11.2 million and $10.1 million in fiscal 1997, 1996 and 1995, respectively. SG&A expenses accounted for 21.8%, 22.3% and 21.6% of revenues for fiscal 1997, 1996 and 1995, respectively. The increase in SG&A expenses in fiscal 1996 was primarily due to $1.1 million of charges related to the turnover of executive personnel and $500,000 of costs associated with implementing a comprehensive management information system, offset by decreases in certain other expenses. SG&A expenses increased in fiscal 1997 primarily due to a $1.3 million increase in compensation expenses and a $300,000 increase in product promotion expenses, offset by decreases in certain other expenses.

  Net Interest Expense. Net interest expense was $29,000, $242,000 and $358,000 in fiscal 1997, 1996 and 1995, respectively. The decreases in net interest expense were attributable primarily to decreasing levels of capital lease and debt obligations over the three-year period and to increases in interest income as a result of increasing levels of cash, cash equivalents and short-term investments.

  Income Taxes. The Company's effective tax rate for fiscal 1997 was 9.5%, which was comprised primarily of AMT reduced by net operating loss and research and development tax credits. The tax provision (benefit) for fiscal 1996 and 1995 were not material due to losses incurred during those fiscal years.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited quarterly consolidated financial information in dollars and as a percentage of revenues for the six fiscal quarters ended September 30, 1997. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to state fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                               QUARTER ENDED
                          -----------------------------------------------------------
                          JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30,
                            1996      1996      1996      1997      1997      1997
                          --------  --------- --------  --------- --------  ---------
                                               (IN THOUSANDS)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Net revenues............  $13,845    $14,110  $14,509    $15,004  $17,053    $18,155
Cost of revenues........    7,682      8,072    7,046      7,257    8,156      8,378
                          -------    -------  -------    -------  -------    -------
Gross profit............    6,163      6,038    7,463      7,747    8,897      9,777
Operating expenses:
  Research and develop-
   ment.................    1,797      1,615    2,256      2,202    2,525      3,477
  Selling, general and
   administrative.......    2,917      2,977    3,092      3,551    3,339      3,391
                          -------    -------  -------    -------  -------    -------
    Total operating ex-
     penses.............    4,714      4,592    5,348      5,753    5,864      6,868
                          -------    -------  -------    -------  -------    -------
Operating income........    1,449      1,446    2,115      1,994    3,033      2,909
Net interest income (ex-
 pense).................      (17)        41      (19)       (34)      66         85
                          -------    -------  -------    -------  -------    -------
Income before provisions
 for income taxes.......    1,432      1,487    2,096      1,960    3,099      2,994
Provision for income
 taxes..................      135        141      198        185       81         78
                          -------    -------  -------    -------  -------    -------
Net income..............  $ 1,297    $ 1,346  $ 1,898    $ 1,775  $ 3,018    $ 2,916
                          =======    =======  =======    =======  =======    =======
AS A PERCENTAGE OF NET
 REVENUES:
Net revenues............    100.0%     100.0%   100.0%     100.0%   100.0%     100.0%
Cost of revenues........     55.5       57.2     48.6       48.4     47.8       46.1
                          -------    -------  -------    -------  -------    -------
Gross profit............     44.5       42.8     51.4       51.6     52.2       53.9
Operating expenses:
  Research and develop-
   ment.................     13.0       11.4     15.5       14.7     14.8       19.2
  Selling, general and
   administrative.......     21.1       21.1     21.3       23.6     19.6       18.7
                          -------    -------  -------    -------  -------    -------
    Total operating ex-
     penses.............     34.1       32.5     36.8       38.3     34.4       37.9
                          -------    -------  -------    -------  -------    -------
Operating income........     10.4       10.3     14.6       13.3     17.8       16.0
Net interest income (ex-
 pense).................     (0.0)       0.2     (0.1)      (0.2)     0.4        0.5
                          -------    -------  -------    -------  -------    -------
Income before provisions
 for income taxes.......     10.4       10.5     14.5       13.1     18.2       16.5
Provision for income
 taxes..................      1.0        1.0      1.4        1.3      0.5        0.4
                          -------    -------  -------    -------  -------    -------
Net income..............      9.4%       9.5%    13.1%      11.8%    17.7%      16.1%
                          =======    =======  =======    =======  =======    =======

  The Company's net revenues have increased in each of the six quarters ended September 30, 1997, primarily due to increased unit shipments of the Company's products as well as the introduction of new products primarily for the communications market. Although gross margin has fluctuated, it generally increased over this period as increased utilization of the Company's wafer fabrication facility resulted in decreased per unit costs. The decrease in gross margin for the three months ended September 30, 1996 was principally due to a decrease in manufacturing yields during that quarter, which adversely impacted the Company's gross profit during the quarter by approximately $600,000. This decrease in manufacturing yields was primarily due to the Company increasing volume production of a single product at less than normal production yields in support of a customer's delivery requirements. The increase in gross margin for the three months ended December 31, 1996 and subsequent quarters was primarily due to improved yields and increased utilization of the Company's wafer fabrication facility. Although R&D expenses fluctuated both in actual amounts and as a percentage of revenues, R&D expenses generally increased over this period as the Company increased its engineering staff and accelerated new product development efforts. In particular, the increase in R&D expenses for the three months ended December 31, 1996 primarily reflected increased recruiting, relocation and compensation expenses for development personnel, as well as prototyping costs related to new product development. The level of R&D expenses increased significantly again in the three months ended September 30, 1997 due to expenses associated with increases in engineering staff and to increased prototyping expenses. The Company believes R&D expenses in absolute dollars will continue to increase significantly in the future. SG&A expenses remained relatively stable over this period, except in the three months ended March 31, 1997. The increase in SG&A expenses in the three months ended March 31, 1997 reflected, in particular, expenditures for product promotion. In the three months ended September 30, 1997, costs associated with moving the Company's administration, engineering, test and assembly operations to a new facility contributed to increases in cost of revenues, SG&A and R&D expenses.

  The Company's quarterly results of operations have varied significantly in the past and may continue to do so in the future. These variations have been, and may in the future be, due to a number of factors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. These factors include, but are not limited to: the rescheduling or cancellation of orders by customers; fluctuations in the timing and amount of customer requests for product shipments; fluctuations in manufacturing yields and inventory levels; changes in product mix; the Company's ability to introduce new products and technologies on a timely basis; the introduction of products and technologies by the Company's competitors; the availability of external foundry capacity, purchased parts and raw materials; competitive pressures on selling prices; the timing of investments in research and development; market acceptance of the Company's and its customers' products; the timing of depreciation and other expenses to be incurred by the Company in connection with the expansion of its existing manufacturing facility and in connection with its proposed new manufacturing facility; the timing and amount of recruiting and relocation expenses, prototyping costs and product promotional expenses; costs associated with future litigation, if any, including without limitation, litigation relating to the use or ownership of intellectual property; costs associated with compliance with applicable environmental regulations; general semiconductor industry conditions; and general economic conditions. Historically, average selling prices in the semiconductor industry have decreased over the life of a product, and as a result, the average selling prices of the Company's products may be subject to significant pricing pressures in the future. Because the Company is continuing to increase its operating expenses for personnel and new product development, and because the Company is limited in its availability to reduce expenses quickly in response to any revenue short falls, the Company's business, financial condition and operating results would be adversely affected if increased sales are not achieved. In addition, the Company's operating results may be below the expectations of public market analysts or investors, which could have a material adverse effect on the market price of the Common Stock. See "Risk Factors -- Fluctuations in Operating Results," "-- Manufacturing Yields," "-- Risks Associated with Increasing Dependence on Telecommunications and Data Communications Markets and Increasing Dependence on Application-Specific Standard Products," "-- Risks Associated with Dependence on High-Speed Computing Market," "-- Rapid Technological Change; Necessity to Develop and Introduce New Products," "-- Manufacturing Capacity Limitations; New Production Facility," "-- Transition to New Process Technologies," "-- Customer Concentration," "-- Intense Competition," "-- Management of Growth" and "-- International Sales."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal sources of liquidity as of September 30, 1997 consisted of $11.4 million in cash, cash equivalents and short-term investments and a $900,000 loan commitment to finance the purchase of fabrication equipment currently expected to occur prior to the end of fiscal 1998. The loan commitment, if used, will have an interest rate of LIBOR plus 0.2% and will be due in sixty monthly installments of equal principal plus interest in arrears, and will be secured by the fabrication equipment. Working capital as of September 30, 1997 was $19.0 million compared to $19.4 million as of March 31, 1997. This decrease in working capital was primarily due to the repurchase of certain shares of the Company's Preferred Stock, offset by cash provided by operations. During the fiscal years ended March 31, 1997, 1996 and 1995 and the six months ended September 30, 1997, the Company financed its operations primarily through cash provided by operations and equipment lease financing.

  During the six months ended September 30, 1997, the Company generated $6.9 million of cash from operating activities, compared to $6.6 million in the six months ended September 30, 1996. The increase in cash provided by operating activities was primarily due to the increase in profitability. For the fiscal years ended March 31, 1997, 1996 and 1995, net cash provided by operating activities was $11.9 million, $6.5 million and $1.4 million, respectively. Net cash provided by operating activities in fiscal 1997 primarily reflected net income before depreciation and amortization expense. Net cash provided by operating activities in fiscal 1996 differed from the net loss primarily due to adjustments for depreciation and amortization expense, a reduction in inventory levels and an increase in accounts payable and accrued liabilities. Net cash provided by operating activities in fiscal 1995 differed from the net loss primarily due to adjustments for depreciation and amortization expense and reduction of accounts receivable, partially offset by funding of increased levels of inventories and reduction of accounts payable and accrued liabilities.

  Capital expenditures totalled $4.1 million, $2.6 million and $6.2 million for fiscal 1997, 1996 and 1995, respectively, of which $1.2 million, $1.2 million and $3.4 million for fiscal 1997, 1996 and 1995, respectively, were financed using capital leases. During the six months ended September 30, 1997, capital expenditures totalled $4.3 million, of which approximately $282,000 was financed by capital leases. The Company intends to increase its capital expenditures for manufacturing equipment, test equipment and computer hardware and software. The Company currently plans to expand the clean room in its existing fabrication facility. The Company anticipates that the aggregate cost of this expansion and the purchase of equipment and leasehold improvements related thereto will be approximately $15.0 million, which the Company plans to finance through a combination of cash from operations, debt and lease financing and approximately $5.0 million of the net proceeds of this offering. The Company currently expects to spend approximately $4.8 million on capital expenditures in the second half of fiscal 1998, of which $2.1 million is related to the expansion. The Company also plans to initiate construction of a new six-inch wafer fabrication facility during 1999 and to complete the physical plant during 2000. The Company believes the new facility will not begin commercial production prior to late 2001. The Company estimates that the cost of the new wafer fabrication facility will be at least $60.0 million, of which approximately $25.0 million relates to the purchase of land and construction of the facility and approximately $35.0 million relates to capital equipment purchases. The Company plans to finance the new wafer fabrication facility through a combination of cash from operations, debt and lease financing and approximately $15.0 million of the net proceeds of this offering. Although the Company believes that it will be able to obtain financing for a significant portion of the planned capital expenditures at competitive rates and terms from its existing and new financing sources, there can be no assurance that the Company will be successful in these efforts. See "Risk Factors -- Manufacturing Capacity Limitations; New Production Facility," "-- Dependence on Third-Party Manufacturing and Supply Relationships" and "--
 Need For Additional Capital."

  The Company has not raised financing from sales of equity (other than option exercises under employee stock plans) since September 1987, and as a financing strategy has used cash flow from operating activities and equipment debt and lease financing. In June 1997, the Company repurchased 172,300 shares of Preferred Stock (convertible into 2,119,435 shares of Common Stock) for approximately $3.9 million.

  The Company believes that the net proceeds of this offering, together with its available cash, cash equivalents and short-term investments, and cash generated from operations, will be sufficient to meet the Company's capital requirements for the next 12 months, although the Company could be required, or could elect, to seek to raise additional capital during such period. The Company expects that it will need to raise additional debt or equity financing in the future. There can be no assurance that such additional debt or equity financing will be available on commercially reasonable terms or at all. See "Risk Factors -- Need for Additional Capital" and "Use of Proceeds."

                                   BUSINESS

OVERVIEW

  AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The Company utilizes a combination of high-frequency mixed-signal design expertise, system-level knowledge and multiple silicon process technologies to offer IC products for the telecommunications markets that address the SONET/SDH and ATM transmission standards and for the data communications markets that address the Gigabit Ethernet, ATM and Fibre Channel transmission standards. The Company also leverages its technology to provide solutions for the ATE, high-speed computing and military markets. Customers of the Company include 3Com, Alcatel, Cisco Systems, Compaq, Hughes Electronics, Nortel, Sun Microsystems and Teradyne.

  The Company has developed multiple generations of many of its products. In the telecommunications market, the Company provides ATM and SONET/SDH physical layer transceivers and Clock Recovery and Synthesis Units for the OC-3 and OC-12 standards, and is currently developing an OC-48 chip set. In the data communications market, the Company provides physical layer transceivers for Gigabit Ethernet and Fibre Channel applications as well as crosspoint switches for serial backplanes. In the high-speed computing market, the Company provides PCI controllers and high-frequency clock drivers and clock generators. In addition, the Company also provides high-performance, low-power application-specific integrated circuit ("ASIC") products for the ATE and military markets.

INDUSTRY BACKGROUND

 The Communications Industry

  Communications technology has evolved from simple analog voice signals transmitted over networks of copper telephone lines to complex analog and digital voice and data transmitted over hybrid networks of media such as copper, coaxial and fiber optic cables. This evolution has been driven by enormous increases in the number of users and the complexity of the data types transmitted over networks. In addition, the substantial growth in the Internet, the World Wide Web and cellular and facsimile communications; the emergence of new applications such as video conferencing; and the increase in demand for remote network access and higher speed, higher bandwidth communication between local area networks and local and wide area networks have increased network bandwidth requirements. This increase has made current systems architectures inadequate.

  In the telecommunications market, service providers and equipment suppliers in particular have been impacted by the inadequacy of systems architectures caused by the current public network infrastructure. This infrastructure was designed to optimize voice communications and is not well suited for the high-throughput requirements of data transmission that is transmitted in "bursts." The volume and complexity of this data has led to the increasing deployment of fiber optic technology for use in wide area networks ("WANs"). This technology has substantially greater transmission capacity and is less error prone and easier to maintain than copper networks. The Synchronous Optical Network ("SONET") standard in North America, and the Synchronous Digital Hierarchy ("SDH") standard in the rest of the world, have emerged as the standards for the transmission of signals over optical fiber. The SONET/SDH standards facilitate high data integrity and improved network reliability, while reducing maintenance and other operation costs by standardizing interoperability among equipment from different vendors. A transmission standard complementary to SONET/SDH, Asynchronous Transfer Mode ("ATM"), has emerged to optimize bandwidth utilization. ATM is a network transmission standard that packages data and reduces network delays, enabling the support of not only data traffic, but delay-sensitive voice, video and imaging applications.

  In the data communications market, similar bandwidth issues have arisen as the convergence of the LAN and WAN as well as the greater computational power of PCs have enabled powerful network applications such as video conferencing and Web communications. However, these new applications and the increasing number of computers on networks have significantly increased the volume of data traffic and, as a result, the network has now become the bottleneck in the delivery of integrated video, audio and data. Ethernet is currently the most widespread LAN standard, operating at 10 to 100 megabits per second. However, LAN backbones are rapidly being upgraded to Gigabit Ethernet and ATM in order to increase available bandwidth. These network protocols, which enable expanded bandwidth in excess of one gigabit per second, are emerging as the new standards for LAN backbones. In addition, the Fibre Channel standard, which also facilitates data transmission at rates exceeding one gigabit per second, has emerged as a practical, cost-effective and expandable method for achieving high-speed, high-volume data transfer among workstations, mainframes, data storage devices and other peripherals. Fibre Channel and Gigabit Ethernet are complementary and compatible transmission standards, and the emergence of Gigabit Ethernet has accelerated the growth of the Fibre Channel standard.

 The Communications IC Opportunity

  In order to address the growing requirements of communications networks, equipment suppliers are having to develop and introduce increasingly sophisticated systems at a rapid rate. To achieve the performance and functionality required by such systems, these OEMs must utilize increasingly complex integrated circuits ("ICs"), which now account for a larger portion of the value-added proprietary content of such systems. As a result of the rapid pace of new product introductions, the proliferation of standards to be accommodated and the difficulty of designing and producing requisite ICs, equipment suppliers increasingly outsource these ICs to semiconductor firms with specialized expertise. These trends have created a significant opportunity for IC suppliers that can design cost-effective solutions for the transmission of high-frequency data. Dataquest estimates that the worldwide SONET/SDH markets for ICs were approximately $240 million in 1996 and will increase to approximately $700 million in 2000, and that the ATM markets for ICs were approximately $130 million in 1996 and will increase to approximately $700 million in 2000. The Fibre Channel and Gigabit Ethernet markets were relatively small in 1996 and Dataquest estimates that such combined markets will be approximately $300 million in 2000.

  IC suppliers must utilize a variety of skills and technologies to satisfy the requirements of communications equipment OEMs. These OEMs require IC suppliers that possess system-level expertise and can quickly bring to market high-performance, highly reliable, power-efficient ICs. Additionally, these OEMs seek suppliers with both analog and digital expertise to provide high-frequency, mixed-signal solutions to bridge the analog physical world and the digital computing environment. In particular, telecommunications OEMs require IC suppliers to provide solutions that minimize jitter (a measure of the stability and crispness of a signal), which degrades transmission quality over distance. Data communications products typically have substantially shorter life cycles than telecommunications products, and the rate of new product introductions is very high. Therefore, data communications OEMs specifically require IC suppliers that can provide IC solutions that accommodate these increased time-to-market demands. Furthermore, the data communications market is highly cost driven and generally involves large volumes. Therefore, OEMs in this market require IC suppliers that can provide increasingly lower cost IC solutions that can quickly be ramped into high-volume production.

  In the high-performance IC market, a number of process technologies are used to produce ICs. Traditionally, designers have relied on silicon-based manufacturing process technologies for the development of high-speed, mixed-signal analog and digital circuits with precision timing. In some cases, OEMs utilize discrete components or IC solutions based on non-silicon processes such as gallium arsenide ("GaAs") to meet the high-frequency requirements of certain communications products. However, non-silicon processes tend to be more expensive, less predictable with respect to yields and less able to ramp to high-volume production than silicon processes.

 The Automated Test Equipment Industry

  Automated test equipment ("ATE") is used for the comprehensive testing of ICs, printed circuit boards and electronic systems. Increasing worldwide demand for ICs has led to a corresponding increase in the demand for IC test equipment. IC manufacturers continue to increase the pace of introduction of increasingly complex and higher speed ICs. Thus, ATE OEMs must provide new systems that are capable of testing ICs and electronic systems with increasingly higher frequencies and that are introduced rapidly enough to support the increased pace at which new ICs and electronic systems are being introduced. In addition, very accurate timing, utilizing precision analog verniers, is critical for the testing of today's advanced microprocessors and other ICs. Furthermore, ATE OEMs differentiate their systems and optimize speed and timing performance through the use of customized ICs. Accordingly, ATE OEMs require IC suppliers that possess the combination of ASIC methodologies, high-performance process technologies and high-speed, mixed-signal design expertise that can deliver ICs with the requisite speeds and precision timing. Generally, ATE equipment requires ICs that operate at faster speeds and have more precise timing than the ICs being tested. This need for speed and precision timing requires that IC suppliers use high-performance processors that are similar to the high-performance processes required to service the advanced telecommunications market. Finally, ATE OEMs require IC suppliers that deliver timely solutions, enabling the OEMs to satisfy their increasingly rapid time-to-market requirements. In today's environment, there are declining numbers of IC suppliers that satisfy these requirements.

 The High-Speed Computing Industry

  Increasing worldwide demand for high-performance computing equipment has led to a corresponding increase in the demand for ICs for the high-speed computing industry. High-speed computing equipment manufacturers must deliver increased computational performance that is compatible with, and driven by, rapidly increasing microprocessor speeds. The peripheral devices that communicate with the computer processor must keep pace with the processor to enable the system to deliver optimal performance. The pace of new product introductions in this industry continues to accelerate, and product life cycles continue to shorten. As a result, a premium is placed on time-to-market. High-performance computing equipment manufacturers must rely on suppliers of cost-effective, increasingly complex, standard ICs that can be designed, produced and delivered in time to meet rapidly changing market demands.

AMCC SOLUTION

  AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The Company tailors solutions to customer and market requirements by utilizing a combination of high-frequency mixed-signal design expertise, system-level knowledge and multiple process technologies. AMCC believes that its internal bipolar and BiCMOS processes, complemented by advanced CMOS processes from external foundries, enable the Company to offer high-performance, high-frequency solutions optimized for specific applications and customer requirements. By using its proven silicon-based processes and extensive design libraries, the Company is able to offer products that provide significant cost, power, performance and reliability advantages for communications systems OEMs. In addition, this enables the Company to accelerate its time-to-market as well as quickly ramp into high-volume production. The Company also leverages its technology to provide solutions for the ATE, high-speed computing and military markets.

  In the telecommunications market, the Company provides IC products for the SONET/SDH and ATM standards. The Company's customers in the telecommunications market include Alcatel, ECI, GPT, Nortel and SAT. In the data communications market, the Company supplies products targeted at Gigabit Ethernet, ATM and Fibre Channel applications. The Company's customers in this market include 3Com, Cabletron, Cisco Systems, Compaq, Fujikura and Vixel. In the ATE market, the Company provides high-speed products for both memory and logic testers. The Company's ATE customers include Hewlett-Packard, LTX, Schlumberger, Teradyne and Texas Instruments. Finally, in the high-speed computing market, the Company supplies PCI bus controllers as well as precision timing products. The Company's customers for this market include Ericsson, Intel and NEC. The Company has developed multiple generations of many of its products and has maintained long-term relationships with many of its customers.

STRATEGY

  AMCC's objective is to be the leading supplier of high-performance, high-bandwidth connectivity IC solutions for the world's communications infrastructure. To achieve this objective, the Company employs the following strategies:

 Focus on High-Growth Telecommunications Markets

  AMCC targets key high-growth telecommunications markets, including those for SONET/SDH and ATM products. The Company has built substantial competencies focused on the specific requirements of these markets in the areas of process technology and mixed-signal design and substantial expertise in systems architecture and applications support. The Company believes that the integration of these capabilities enables it to optimize solutions addressing the high-bandwidth connectivity requirements of telecommunications systems OEMs.

 Leverage Telecommunication Capabilities in High-Bandwidth Data Communications Markets

  AMCC leverages its mixed-signal design expertise, process technologies and systems capabilities in telecommunications to address specific customer requirements in high-bandwidth data communications markets. The Company believes that this strategy enables it to provide data communications OEMs with cost-effective IC solutions that can be introduced and produced rapidly. The Company has targeted, in particular, Gigabit Ethernet, ATM and Fibre Channel applications. Consistent with this strategy, the Company has introduced serial backplane ICs to address the growing demand for high-bandwidth switching.

 Exploit Established Markets

  The Company believes it has developed a strong presence in specific segments of the ATE, high-speed computing and military markets, where it maintains established customer relationships and many competitive products. AMCC believes that its high-performance design expertise is directly applicable to the product requirements of these markets. Furthermore, the Company believes that its process technologies are well-suited for the ATE and military applications that are being served by a decreasing number of suppliers. AMCC believes that continued participation in these markets provides it with an opportunity for revenue diversification and stability.

 Capitalize on Multiple Silicon-Process Technologies to Provide Optimized Solutions

  The Company is dedicated to utilizing the best silicon process technology available to offer solutions optimized for specific applications and customer requirements. The Company has successfully developed multiple generations of its processes and believes that it will be able to continue the evolution of its processes to deliver the performance required of future communications ICs. AMCC believes its current and future bipolar and BiCMOS processes, complemented by advanced CMOS processes from external foundries, together with its mixed-signal design expertise, provide the Company with the flexibility to design and manufacture products that are tailored to its customers' individual needs. Through this flexible approach, AMCC is better able to transition products over time to new manufacturing processes as product performance requirements and process technologies evolve.

 Capitalize on Established Silicon-Process Technologies to Provide Cost-Effective Solutions

  The Company applies its systems expertise and its mixed-signal analog and digital design techniques to architect high-performance products based on established silicon process technologies. The Company believes that these silicon-based processes are proven, stable and predictable relative to non-silicon processes and benefit from the extensive semiconductor industry infrastructure devoted to the support of silicon processes. The process technologies employed by AMCC are designed to deliver high-performance products while being substantially less capital intensive than other advanced semiconductor processes. In addition, the Company's ASIC methodology enables the use of cells that have been successfully characterized and manufactured previously. As a result, the Company believes it is well-positioned to deliver products on time and to meet the rapidly increasing production requirements of its customers.

 Continue to Develop Internal Wafer Fabrication Capability

  The Company believes that the continued development of its internal bipolar and BiCMOS wafer fabrication capability provides an important competitive advantage. AMCC believes that this capability improves the Company's ability to design and manufacture new products with short development cycles. It also gives AMCC greater control over its manufacturing process characteristics and costs, and enhances its ability to leverage existing design libraries and methodologies for future products.

PRODUCTS AND CUSTOMERS

  AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The Company's current IC products address the needs of two primary segments of the communications market: the telecommunications market and the data communications market. The Company's products for the telecommunications and the data communications markets are designed to respond to the growing demand for high-speed networking applications for established WAN standards such as SONET/SDH and ATM and emerging LAN standards such as Gigabit Ethernet, ATM and Fibre Channel. The Company also markets and sells IC products that address the needs of the ATE, high-speed computing and military markets. The Company utilizes its high-performance digital and mixed-signal design expertise and systems knowledge, together with its internal bipolar and BiCMOS processes and CMOS processes from outside foundries, to design and manufacture products that are tailored to its customers' individual needs.

  The Company has used its design methodologies to successfully develop products ranging from ASSPs designed for industry-wide applications, to ASICs that are custom solutions for specific customer applications. These complementary products enable the Company to provide optimal solutions for its customers' applications. For example, the earlier generation of the Company's standard SONET products used ASIC platforms for quick time-to-market. Recently, the Company used the S2052, its ASSP designed for the Gigabit Ethernet market, as a platform to develop its S2053 and S2054 products, two customer-specific devices that are expected to eventually become standard products. As the Company develops special macros such as Phase Locked Loops ("PLLs") to support a customers' application needs, they become part of the Company's ASIC library, which in turn can be used for other ASICs or ASSPs. The Company believes that it has a particularly strong competence in the design of high-speed, low-jitter PLLs, which are key elements in its mixed-signal transceivers and precision timing products.

  AMCC's products for SONET/SDH, ATM, Gigabit Ethernet and Fibre Channel applications are primarily focused on very high-speed digital and mixed-signal circuits called physical layer circuits. These circuits consist of a transmitter and receiver that, when integrated, is called a transceiver chip. Most of these circuits are very high-speed, mixed-signal circuits that convert parallel digital inputs into a single analog bit stream that is up to 20 times faster than the original signal. The diagram below illustrates the manner in which a physical layer circuit takes parallel digital data from an overhead processor clocked at speeds of up to 33 MHz and converts it into high-speed digital signals with clock rates of up to 125 MHz. This digital data is then converted into an analog/serial data stream for transmission at clock speeds of up to 1.25 GHz, representing a tenfold increase in speed, to an optical transmitter or other physical media interfaces. The diagram also illustrates the manner in which a high-speed analog serial data stream from an optical receiver is converted into lower speed parallel digital data for transmission to an overhead processor.

[Diagram labeled "Figure 1: SONET/SDH, GIGABIT ETHERNET FUNCTIONAL BLOCK DIAGRAM" is comprised of headings, boxes and arrows. The headings "Slow Speed Digital," "High Speed Digital Interface" and "High Speed Digital Analog Interface" appear from left to right across the top of the diagram, below which the staggered headings "Overhead Processor," "Physical Interface" and "Physical Media Interface" appear. Directly below the heading "Overhead Processor" is a rectangular box labeled "Processing Unit" that is connected to a parallel box labeled "Digital I/O" by a line labeled 33 Mhz. The upper half of this box is connected, by several arrows pointing to the right, to a third rectangular box labeled "Transmitter." The "Transmitter" box is connected by a line labeled "Up to 1250 MHz" to a rectangular box labeled "Optical Transmitter." Below the "Optical Transmitter" box is an identical box labeled "Optical Receiver," which, in turn, is connected by an arrow pointing to the left to a box labeled "Receiver." The "Receiver" box is connected by several arrows pointing to the left, to the "Digital I/O" box. Below these arrows, in the center of the diagram, is the heading "AMCC Products." The headings "Digital," "Mixed Signal" and "Analog" appear from left to right across the bottom of the diagram.]

FIGURE 1: SONET/SDH, GIGABIT ETHERNET FUNCTIONAL BLOCK DIAGRAM

 Telecommunications Products

  The following table describes the Company's telecommunications products:

                             DATE OF
                           PRODUCTION
 PRODUCTS                  RELEASE(1)                 APPLICATION
-------------------------------------------------------------------------------
 S3005/6                  June 1993     ATM physical layer transceiver products
                                        for OC-3
 S3020/21                 December 1994 (155 Mbps) and/or OC-12 (622 Mbps).
-------------------------------------------------------------------------------
 S3015/16                 March 1995    ATM/E-4 & STM-1 physical layer
                                        transmitter/receiver pair (155 Mbps).
-------------------------------------------------------------------------------
 S3017/18                 June 1995     SONET/SDH physical layer transceiver
                                        products for OC-3
 S3028                    January 1997  (155 Mbps) and/or OC-12 (622 Mbps).
-------------------------------------------------------------------------------
 S3014                    December 1993 Clock Recovery and Synthesis Units for
                                        SONET/ATM
 S3025/26/27              March 1997    Modules for OC-3 (155 Mbps) and/or OC-
                                        12 (622 Mbps).

(1) The date of production release is the date that the particular product is available for volume shipment to customers. Engineering samples of these products are available prior to volume shipment to customers.

  AMCC introduced its first generation OC-3 (155 Mbps) physical layer products in 1993. The Company has since developed two additional generations of these products, each integrating greater functionality on each chip while improving jitter performance. "Jitter" is a measure of the degradation in the quality of the signal being transmitted or received. Jitter can be caused by the presence of noise in the system and increases with the distance over which the signal is transmitted. Jitter is usually controlled by special analog circuit techniques that separate the noise in the system from the valid data. Low jitter devices enable the system designer to transmit the signal over longer distances or use less expensive optical devices, thus reducing the overall system cost. The Company's first generation of these products consisted of transmitter/receiver pairs with dual voltage. The second generation consisted of products that are compatible with single +5V optical modules. The Company's third generation physical layer product, the S3028, is a single chip transceiver designed to be compatible with the system needs of optical links. This product offers systems OEMs selectable reference frequencies, a 4 or 8-bit data path, a PECL or TTL level interface, a diagnostic mode and special failure indicators. The Company has under development additional ATM physical layer transceiver products compatible with the OC-3 and OC-12 standard, as well as additional SONET/SDH physical layer transceiver products for OC-12 and OC-48 applications.

  AMCC's products for the OC-12 (622 Mbps) standard are highly integrated products that consist of parallel-to-serial converters ("Mux"), serial-to-parallel converters ("DeMux"), transmit and receive Phase Locked Loops ("PLLs"), Clock Synthesis Units ("CSU") and Clock Recovery Units ("CRU") with low power dissipation and low output jitter. The superior jitter performance of these products enables customers to use less expensive optical components. The Company has also successfully integrated five PLLs on a single product at 155 Mbps. The power dissipation of this multichannel device is less than 1 watt (less than 200 milliwatt per PLL). All of the Company's telecommunications devices are supported with evaluation boards and design aids for easy implementation by engineers with limited knowledge of high performance circuit layout techniques.

  The Company's Micropower bipolar standard cell ASIC products are well-suited for high performance telecommunications applications that require up to 20,000 equivalent gates, a high-speed digital interface, low jitter, and PLL macros operating at speeds of up to 2.5 GHz. The Company also uses its Micropower technology for its ASSPs for the SONET/SDH market.

  Current customers for the Company's telecommunications products include Alcatel, ECI, Fujitsu, GPT, Nortel and SAT. The Company has achieved design wins for its ASIC and ASSP products with certain other customers in the telecommunications market, including DSC Communications, IBM, NEC and Nokia. There can be no assurance that these design wins will result in volume shipments to any of such customers. Sales to Nortel accounted for approximately 17%, 20%, 20% and 19%, of the Company's net revenues in fiscal 1995, 1996, 1997 and for the six months ended September 30, 1997, respectively. No other customer represented greater than 10% of the Company's net revenues during such periods.

 Data Communications Products

  The following table describes the Company's data communications products:

                              DATE OF
                             PRODUCTION
          PRODUCTS           RELEASE(1)                        APPLICATION
-------------------------------------------------------------------------------
  S2046/47................ October 1996   Transceivers/physical layer ICs for Gigabit Ethernet
  S2052................... June 1997      backbone and Fibre Channel.
-------------------------------------------------------------------------------
  S2036................... February 1995  Serial chip sets, GLM Transceivers for Fibre
  S2042/43................ August 1996    Channel (1.0625 Gbps, 533 and 265 Mbps) and
  S2044/45................ August 1996    Redundant Array of Independent Disks ("RAID")
                                          drives.
-------------------------------------------------------------------------------
  S2016................... October 1995   High density switches, physical layer ICs, multi-port
  S2024................... September 1995 crosspoint switches and transceivers for backplanes
  S2025................... May 1996       in ISP networks.
  S2052................... June 1997
  S2042/43................ August 1996

(1) The date of production release is the date that the particular product is available for volume shipment to customers. Engineering samples of these products are available prior to volume shipment to customers.

  LAN Products. AMCC introduced its first generation of data communications physical layer devices in 1995. The Company has since developed two additional generations of products that support both +5V and +3.3V applications. The Company's first two generations of physical layer devices consisted of transmitter/receiver pairs with 10-bit interfaces or industry-standard 20-bit interfaces for Giga-Link Modules ("GLM") and open fiber control for the Fibre Channel standard. The Company's most recent data communications IC product, the S2052, is a single chip transceiver that supports both the Fibre Channel and Gigabit Ethernet transmission standards. This product is compatible with the Fibre Channel pin-out configuration and is capable of directly driving fiber optic or twinaxial cables. Some of the Company's customers also use derivatives of the S2052 for their specific application needs. All of the Company's data communications IC products are supported with evaluation boards and design aids for easy implementation by engineers with limited knowledge of high performance circuit layout techniques. The Company has under development additional physical layer ICs for Gigabit Ethernet and Fibre Channel applications.

  Serial Backplane Products. In addition to the WAN and LAN network equipment and standards developed to address the issue of network bandwidth, network equipment OEMs must also ensure that once high-frequency signals exit the transmission network, they can be switched efficiently, while taking full advantage of the available bandwidth. Backplanes (the boards that distribute signals to various ports of a switching system) are currently emerging as a serious constraint for systems OEMs because redesigning the traditional architecture of parallel channels to accommodate higher frequency signals is prohibitively expensive. Therefore, serial channels, which can accommodate much higher frequencies, are being increasingly employed. The Company believes that this transition has created a significant opportunity for suppliers that can design IC solutions enabling the transmission of high-frequency data through a serial backplane.

  Data communications system designers use three different backplane architectures. All of these architectures use serializer and deserializer chips such as the Company's S2052 and S2042/43 chip sets, and one of these architectures uses crosspoint switches. Based upon the system design, 16-bit or 32-bit crosspoint switches are currently required and, in the future, 64-bit crosspoint switches may be required. AMCC introduced its first generation of crosspoint-based serial backplane products in 1995. These products included 16-bit and 32-bit crosspoint switches with fast reconfiguration time and the S2042/43 serializer/deserializer pair with fast acquisition time. The Company currently offers its second generation 32-bit crosspoint switch and the S2052 single chip serializer/deserializer, as a serial backplane solution. The Company has under development additional multi-port products for backplane applications.

  Current customers of the Company's IC products in the data communications market include 3Com, Cabletron Systems, Compaq, Digital Equipment Corporation, Fujikura and Vixel. The Company has achieved design wins with certain other customers in this market, including Adaptec, Cisco Systems, FORE Systems and Sun Microsystems. There can be no assurance that these design wins will result in volume shipments to any of such customers.

 ATE

  AMCC introduced its current generation gate array Q20000 family of products in 1991 and its Micropower-based standard cell products in 1993. Micropower, one of the first products to offer +3.3V operation for high performance ASICs, uses AMCC's proprietary bipolar process. The high-performance and low-power characteristics of this family of products make it particularly suitable for high performance semiconductor ATE applications that require approximately 4,000 equivalent gates, low jitter and precision circuits. Current customers for the Company's products for the ATE market include Hewlett-Packard, LTX, Schlumberger and Teradyne. The Company has achieved design wins with Teradyne and Texas Instruments for circuits using these products. There can be no assurance that these design wins will result in volume shipments to any of such customers.

 High-Speed Computing Products

  The following table describes the Company's high-speed computing products:

                             DATE OF
                            PRODUCTION
       PRODUCT FAMILY       RELEASE(1)                     APPLICATION
-------------------------------------------------------------------------------
  S5933................... March 1997   PCI controllers.
  SC3000 Series........... 1992-96      Clock drivers for servers.
  SC4400 Series........... 1992-96      Clock generators for servers.
  S4506................... January 1997 250 MHz Clock generator for Rambus-based systems.
  S4507................... June 1997    300 MHz Clock generator for Rambus-based systems.

(1) The date of production release is the date that the particular product is available for volume shipment to customers. Engineering samples of these products are available prior to volume shipment to customers.

  AMCC offers two product lines that address the high-speed computing market. The S5933 is a standard master/slave PCI controller chip that is the first in the Company's line of PCI controller chips. This device is supported with a comprehensive development kit and third-party driver software. The Company sells these products to a very large and diverse customer base. Current customers of the Company's products include Cisco Systems, Ericsson, IBM and SAT. The Company's S5933 PCI controller chip is also used in reference designs with C-Cube Microsystems for digital video disk products.

  AMCC's second line of high-speed computing products consists of clocking devices that use the Company's PLL technology for precision clock generation for applications in the workstation, telecommunications and data communications markets. AMCC's 250 MHz and 300 MHz clock generators are being used in Rambus-based systems. The Company's customers with Rambus-based systems also include Chromatic Research, Gateway 2000, LG Semiconductor, Micron Electronics, NEC and STB. The Company has under development additional PCI controller chips.

 Military

  The Company introduced its Q20000 gate array family of ASIC products in 1991. These devices are well suited for military applications and as replacements for ECLinPSTM logic from Motorola. The Company sells ASICs to military customers such as Hughes Electronics, Northrop Grumman, Raytheon, Rockwell International and Texas Instruments.

TECHNOLOGY

  The Company utilizes its technological and design expertise to solve the unique problems of high-speed digital and mixed-signal circuit designs for the world's communications infrastructure. The Company's competencies include the design and manufacture of high-performance digital and mixed-signal ICs, in-depth knowledge of the architecture and functioning of high-bandwidth telecommunications and data communications systems, proven ASIC design methodologies and libraries, and high-performance semiconductor manufacturing and packaging expertise.

 Design of High-Performance Digital and Mixed-Signal ICs

  AMCC has developed multiple generations of products that integrate both analog and digital elements on the same chip, while balancing the difficult trade-offs of speed, power and timing inherent in high-speed applications. AMCC was one of the first companies to embed analog PLLs in bipolar chips with digital logic for high-speed data transmission and receiver applications. Since the introduction of AMCC's first on-chip clock recovery and clock synthesis products in 1993 (the S3005/S3006 chip set), the Company has refined these key circuits and has successfully integrated multiple analog functions and multiple channels on the same chip. For example, the Company has under development a quad transceiver with a PLL clock recovery and PLL clock multiplier. The mixing of digital and analog signals poses difficult challenges for IC designers, particularly at high frequencies. The Company has built significant expertise in mixed-signal IC designs through the development of multiple generations of products. The Company believes that one of its primary skills is its ability to integrate increasingly complex analog functions with high-speed digital logic on a single chip. The Company also applies this expertise, developed using bipolar process technology, to IC designs on CMOS processes.

 Systems and Architecture Expertise

  AMCC believes that its systems architects, design engineers and technical marketing and applications engineers have a thorough understanding of the telecommunications and data communications systems for which the Company designs and builds ASSPs. Using this systems expertise, AMCC develops semiconductor devices to meet OEMs' high-bandwidth systems requirements. By understanding the systems into which its products are designed, the Company believes that it is better able to anticipate and develop optimal solutions for the various cost, power and performance trade-offs faced by its customers. AMCC believes that its systems knowledge also enables the Company to design its IC products to provide the most cost-effective and performance-optimized solution available using proven process technologies. For example, in its IC design for OC-48 applications, AMCC applied its systems knowledge and mixed-signal design expertise to partition the solution into bipolar and high-speed CMOS chips, which enabled AMCC to offer a substantially lower power alternative and provide the customer with added flexibility in its future design plans.

 Design Methodology

  The Company believes that its extensive experience in the use of ASIC design methodologies (gate arrays and standard cells), enables its designers to accelerate the design of new standard products. The Company also has extensive experience in using ASIC methodologies in collaborative product development efforts with its customers. The Company uses extensive libraries of analog and digital blocks that have been well characterized and previously used, which the Company believes decreases design costs and cycle time and minimizes any final redesign that may be required once the circuit is implemented in silicon. The Company's design methodology utilizes advanced computer aided design ("CAD") tools for each of the following phases of the implementation process: design capture, logic synthesis, simulation, physical layout and chip composition and verification. AMCC uses industry-standard CAD tool sets whenever possible, but augments these tool sets with certain proprietary tools that enable its designers to optimize mixed-signal performance at very high frequencies. Industry standard Verilog/VHDL models, developed at the behavioral and the gate level, are given to key customers for system level simulation and verification, and feedback from these customers is used to finalize the Company's device designs to ensure that AMCC's devices will interface appropriately with the OEM's system. The Company believes that this process results in shortened design cycle time and greater first-time correctness of production-worthy devices.

 Process Technology

  AMCC utilizes its own internal wafer fabrication facility and has developed and produced multiple generations of cost-effective, high-performance bipolar and BiCMOS processes. Bipolar processes are widely recognized as the technology of choice for circuits that require high-speed, analog-intensive circuitry with low to moderate levels of density (number of gates or functions per chip). Nevertheless, the Company believes that the number of companies possessing this advanced bipolar process capability and applying it to the markets targeted by AMCC is limited. The proven internal silicon-based process technologies employed by the Company have not required the highly capital-intensive facilities needed by certain advanced microprocessor, memory or CMOS ASIC suppliers. The Company believes that its bipolar-based processes are the optimal choice for the performance (speed, timing and stability), power and cost trade-offs that must be made in providing the mixed-signal ICs required by its targeted markets.

 Packaging

  AMCC has substantial experience in the development and use of plastic and ceramic packages for high-performance applications. The selection of the optimal package solution is a vital element of the delivery of high-performance products, and involves balancing cost, size, thermal management and technical performance. AMCC's products are designed to reduce power dissipation and die size to enable the use of industry standard packages. AMCC employs a wide variety of package types, and is currently designing products using ball grid arrays, tape ball grid arrays and multi-chip modules with pin counts in excess of 200 pins. The Company's experience with a variety of packages is one of the factors that enables it to provide optimal high-performance IC solutions to its customers.

RESEARCH AND DEVELOPMENT

  AMCC's research and development expertise and efforts are focused on the development of high-performance, mixed-signal ASSPs for advanced communications applications, as well as ASIC products and methodologies for communications and ATE applications. The Company also focuses on the development of silicon wafer fabrication processes that are optimized for these applications.

 Product Development

  The Company's product development is focused on building high-performance, analog-intensive design expertise that is incorporated into well-documented blocks that can be reused by AMCC's design group for multiple products. The Company has, and continues to make, significant investments in advanced CAD tools to leverage its design engineering staff, reduce design cycle time and increase first-time design correctness. AMCC is consistently seeking to add engineers with high-performance, mixed-signal experience in both its bipolar and CMOS design groups. The Company's product development is driven by the imperatives of reducing design cycle time, increasing first-time design correctness, adhering to disciplined, well documented design processes and continuing to be responsive to customer needs.

 Process Development

  The Company's process development is focused on enhancing its current bipolar processes and developing new processes optimized for high-performance digital and mixed-signal communications applications. These new processes are being designed to provide higher transistor speeds and improved parasitics to address higher frequency communications requirements, as well as the need to constantly improve jitter performance in the circuits, while maintaining low power dissipation and enabling high yields in volume production. AMCC's process engineers are also involved with the selection and management of the Company's relationships with outside foundries to provide the advanced CMOS processes required by certain of AMCC's products. The Company is also developing high-performance packages for its products in collaboration with its packaging suppliers and its customers.

  The Company's research and development expenses in fiscal years 1995, 1996, 1997 and the six months ended September 30, 1997 were $10.1, $8.3, $7.9 and $6.0 million, respectively, which were 21.5%, 16.5%, 13.7% and 17.0%, respectively, of revenues for such periods. The Company has 86 employees engaged in engineering and product development related activities.

  A failure by the Company to improve its existing process technologies in a timely or affordable manner could adversely affect the Company's business, financial condition and operating results. See "Risk Factors--Transition to New Process Technologies," "--Rapid Technological Change; Necessity to Develop and Introduce New Products" and "--Manufacturing Capacity Limitations; New Production Facility."

MANUFACTURING

 Wafer Fabrication

  AMCC manufactures products at its four-inch wafer fabrication facility in San Diego, California in a 7,600 square foot clean room. The Company is currently expanding the clean room by approximately 600 square feet to accommodate new equipment that will expand capacity and will be used for process development. The Company believes that its wafer fabrication facility has competitive yields, cycle times and costs, produces large die at acceptable yields and operates on a flexible basis of multiple products and variable lot sizes. However, there can be no assurance that the Company will achieve or obtain acceptable manufacturing yield levels in the future. The Company is currently running several different bipolar and BiCMOS processes in this facility. See "Risk Factors -- Manufacturing Yields" and "Business -- Technology."

  The Company is currently in the initial stages of planning the construction of a new six-inch wafer fabrication facility that it believes will be located in San Diego, California. AMCC believes that it will need such a facility to be operational in approximately four years in order to support the Company's growth and to build certain new products. The Company currently plans to acquire or acquire rights to a site for this new facility by the end of 1998. There can be no assurance that the Company will be able to manage its growth or effectively integrate its proposed new wafer fabrication facility into its current operations. See "Risk Factors -- Manufacturing Yields," "-- Manufacturing Capacity Limitations; New Production Facility" and "-- Management of Growth."

  AMCC currently utilizes four outside foundries, AMI Semiconductor ("AMI"), IBM, Kawasaki CSI Japan ("Kawasaki") and Taiwan Semiconductor Manufacturing Corporation ("TSMC") for the production of products designed on CMOS processes. The Company does not plan to fabricate its own CMOS wafers.

  Most of the Company's PCI Bus products are currently produced by AMI on a five-inch CMOS process. Certain of the Company's other PCI Bus products are being designed to be produced in Japan by Kawasaki on a six-inch CMOS process. Additionally, certain of AMCC's products are being produced by TSMC on six-inch CMOS and BiCMOS processes. Some of the Company's products are being designed to be produced by IBM on eight-inch CMOS processes. Although the Company has a long term agreement with IBM that provides that AMCC will be able to purchase certain minimum quantities of wafers through March 2000, the Company does not have long-term wafer supply agreements with its other outside foundries that guarantee wafer or product quantities, prices or delivery lead times. There are certain risks associated with the Company's dependence upon external foundries for certain of its products, including reduced control over delivery schedules, quality assurance, manufacturing yields and costs, the potential lack of adequate capacity during periods of excess demand, limited warranties on wafers or products supplied to the Company, increases in prices and potential misappropriation of the Company's intellectual property. See "Risk Factors -- Dependence on Third-Party Manufacturing and Supply Relationships."

 Components and Raw Materials

  AMCC purchases all of its "raw" silicon wafers from Wacker Siltronic Corporation ("WSC"). While most silicon wafers now being supplied to the semiconductor industry are larger than four inches, AMCC believes that WSC will continue to supply AMCC's needs for the foreseeable future. AMCC also carries a significant inventory of raw wafers to cushion any interruption in supply. AMCC purchases its ceramic packages from Kyocera America and NTK Ceramics and its plastic packaging from ASAT. See "Risk Factors -- Dependence on Third-Party Manufacturing and Supply Relationships."

 Assembly and Test

  The Company assembles prototypes and modest production volumes of specific products in its internal assembly facility in San Diego, California. Most of the Company's production assembly, however, is performed by multiple assembly subcontractors located in the Far East, Europe and the United States. Following assembly, the packaged units are returned to the Company for burn-in (in some cases), final testing and marking prior to shipment to customers. From time to time, some testing is performed by subcontractors. See "Risk Factors -- Dependence on Third-Party Manufacturing and Supply Relationships."

SALES AND MARKETING

  The Company sells its products principally through a direct sales organization consisting of a network of independent manufacturers' representatives in specified territories that work under the direction of the Company's direct sales force and distributors.

  The Company has a total of 12 direct sales personnel and field applications engineers. The direct sales force is technically trained and is supported by applications engineers in the field as well as applications and design engineers at the Company's headquarters. The Company believes that this "engineering-intensive" relationship with its customers results in strong, long-term customer relationships beneficial to both the Company and its customers. The Company augments this strategic account sales approach with domestic and foreign distributors, which service primarily smaller accounts purchasing ASSPs.

  In North America, the Company's direct sales effort is supported by 20 independent manufacturers' representatives and one distributor. The Company sells its products through 11 distributors in Europe and eight distributors throughout the rest of the world. In fiscal 1996 and 1997 and during the six months ended September 30, 1997, approximately 24%, 21% and 24% of the Company's revenues were derived from sales to customers located outside of North America.

  The Company's sales headquarters is located in San Diego, California. The Company maintains sales offices in Burlington, Massachusetts; Raleigh, North Carolina; San Clemente, California; and Plano, Texas.

PROPRIETARY RIGHTS

  The Company relies in part on patents to protect its intellectual property. In the United States, the Company has been issued 14 patents, which principally cover certain aspects of the design and architecture of the Company's IC products and have expiration dates ranging from 2004 to 2009. In addition, the Company has three patent applications pending in the United States Patent and Trademark Office (the "PTO"). There can be no assurance that the Company's pending patent applications or any future applications will be approved, or that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products or processes, duplicate the Company's products or processes or design around any patents that may be issued to the Company.

  To protect its intellectual property, the Company also relies on a combination of mask work protection under the Federal Semiconductor Chip Protection Act of 1984, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements. A mask work refers to the intangible information content of the set of masks or mask databases used to make a semiconductor chip product. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and operating results.

  As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. The Company in the past has been and in the future may be notified that it may be infringing the intellectual property rights of third parties. The Company has certain indemnification obligations to customers with respect to the infringement of third party intellectual property rights by its products. There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition or operating results. In March 1997, the Company received a written notice from legal counsel for Dr. Chou Li asserting that the Company manufactures certain of its products in ways that appear to such counsel to infringe a United States patent held by Dr. Li (the "Li Patent"). After a review of its technology in light of such assertion, the Company believes that the Company's processes do not infringe any of the claims of this patent. However, there can be no assurance that Dr. Li will not file a lawsuit against the Company or that the Company would prevail in any such litigation. Any litigation relating to the intellectual property rights of third parties, including, but not limited to the Li Patent, whether or not determined in the Company's favor or settled by the Company, would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel, which could have a material adverse effect on the Company's business, financial condition or operating results. In the event of any adverse ruling in any such matter, the Company could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third-party claiming infringement. There can be no assurance, however, that a license would be available on reasonable terms or at all. Any limitations on the Company's ability to market its products, any delays and costs associated with redesigning its products or payments of license fees to third parties or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and operating results. See "Risk Factors--Uncertainty Regarding Patents and Protection of Proprietary Rights."

COMPETITION

  The semiconductor market, particularly the high-performance semiconductor market, is highly competitive and subject to rapid technological change, price erosion and heightened international competition. The telecommunications, data communications, ATE and high-speed computing industries are also becoming intensely competitive due in part to deregulation and heightened international competition. The ability of the Company to compete successfully in its markets depends on a number of factors, including product performance, success in designing and subcontracting the manufacture of new products that implement new technologies, product quality, reliability, price, the efficiency of production, design wins for its IC products, ramp up of production of the Company's products for particular system manufacturers, end-user acceptance of the system manufacturers' products, market acceptance of competitors' products and general economic conditions. In addition, the Company's competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements, that are available to customers on a more timely basis than comparable products from the Company or that have the potential to replace or provide lower cost alternatives to the Company's products. The introduction of such enhancements or new products by the Company's competitors could render the Company's existing and future products obsolete or unmarketable. Furthermore, once a customer has designed a supplier's product into its system, the customer is extremely reluctant to change its supply source due to the significant costs associated with qualifying a new supplier. Finally, the Company expects that certain of its competitors and other semiconductor companies may seek to develop and introduce products that integrate the functions performed by the Company's IC products on a single chip, thus eliminating the need for the Company's products. Each of these factors could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks Associated with Dependence on High-Speed Computing Market."

  In the telecommunications and data communications markets, the Company competes primarily against GaAs-based companies such as Giga, TriQuint and Vitesse, and bipolar silicon-based products from companies such as Hewlett-Packard, Maxim and Sony. In certain circumstances, most notably with respect to ASICs supplied to Northern Telecom, AMCC's customers or potential customers have internal IC manufacturing capability, and this internal source is an alternative available to the customer. In the ATE market, the Company competes primarily against Vitesse and silicon ECL and BiCMOS products offered principally by semiconductor manufacturers such as Analog Devices, Lucent Technologies and Maxim. In the high-speed computing market, the Company competes against companies such as Chrontel and PLX. Many of these companies and potential new competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. In addition, in lower-frequency applications, the Company faces increasing competition from other CMOS-based products, particularly as the performance of such products continues to improve. There can be no assurance that the Company will be able to develop new products to compete with new technologies on a timely basis or in a cost-effective manner. Any failure by the Company to compete successfully in its target markets, particularly in the telecommunications and data communications markets, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Intense Competition" and "Risks Associated with Dependence on Telecommunications and Data Communications Markets and Increasing Dependence on Application-Specific Standard Products."

ENVIRONMENTAL MATTERS

  The Company is subject to a variety of federal, state and local governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing process. Any failure to comply with present or future regulations could result in the imposition of fines on the Company, the suspension of production or a cessation of operations. In addition, such regulations could restrict the Company's ability to expand its facilities at its present location or construct or operate its planned wafer fabrication facility or could require the Company to acquire costly equipment or incur other significant expenses to comply with environmental regulations or clean up prior discharges. In this regard, since 1993 the Company has been named as a potentially responsible party ("PRP") along with a large number of other companies that used Omega Chemical Corporation ("Omega") in Whittier, California to handle and dispose of certain hazardous waste material. The Company is a member of a large group of PRPs that has agreed to fund certain remediation efforts at the Omega site, which efforts are ongoing. To date, the Company's payment obligations with respect to such funding efforts have not been material, and the Company believes that its future obligations to fund such efforts will not have a material adverse effect on its business, financial condition or operating results. See "Risk Factors -- Environmental Regulations."

LEGAL PROCEEDINGS

  From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Prospectus, the Company is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition or operating results.

FACILITIES

  The Company's executive offices, research and development and engineering functions are located in San Diego, California in a 90,000 square foot building that is leased by the Company under a lease that expires in 2007. In addition, the Company occupies a 21,000 square foot building in San Diego, which houses the Company's manufacturing facilities under a lease that expires in 1998, but provides the Company with options to extend the lease for up to two additional five year periods. The Company leases additional space for sales offices in Burlington, Massachusetts; Los Angeles, California; Plano, Texas; Raleigh, North Carolina and San Jose, California.

EMPLOYEES

  As of September 30, 1997, the Company had 287 employees: 29 in administration, 86 in engineering and product development, 135 in operations and 37 in marketing and sales. The Company's ability to attract and retain qualified personnel is essential to its continued success. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company ever experienced any work stoppage. The Company believes its employee relations are good. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to the Company's product and process development programs or otherwise have a material adverse effect on the Company's business, financial condition, and operating results. See "Risk Factors -- Dependence on Qualified Personnel."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The executive officers and directors of the Company, and their ages as of November 10, 1997, are as follows:

             NAME           AGE                     POSITION
   ------------------------ --- -------------------------------------------------
   David M. Rickey.........  41 President, Chief Executive Officer and Director
   Joel O. Holliday........  58 Vice President, Finance and Administration,
                                 Treasurer, Chief Financial Officer and Secretary
   Thomas L. Tullie........  33 Vice President, Sales
   Anil K. Bedi............  47 Vice President, Marketing
   Laszlo V. Gal...........  49 Vice President, Engineering
   Roger A. Smullen, Sr.
    (1)....................  61 Chairman of the Board of Directors
   Kenneth L. Clark........  49 Vice President, Operations
   William K. Bowes,
    Jr.(1).................  71 Director
   Franklin P. Johnson,
    Jr.(1)(2)..............  69 Director
   Arthur B. Stabenow(2)...  58 Director
   R. Clive Ghest(2).......  60 Director

-------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  David M. Rickey has served as President, Chief Executive Officer and Director since February 1996. From August 1993 to May 1995, Mr. Rickey served as the Company's Vice President of Operations. From May 1995 to February 1996, Mr. Rickey served as Vice President of Operations at NexGen, a semiconductor company. Previously, Mr. Rickey spent more than eight years with Nortel, a telecommunications manufacturer, where he led the wafer fab engineering and manufacturing operations in both Ottawa, Canada and San Diego, California. Mr. Rickey also worked in various engineering positions with IBM from 1981 to 1985. Mr. Rickey has earned B.S. degrees from both Marietta College (summa cum laude) and Columbia University. In addition, Mr. Rickey received an M.S. in Materials Science and Engineering from Stanford University.

  Joel O. Holliday has served as the Vice President, Finance and Administration, Treasurer, Chief Financial Officer and Secretary of the Company since November 1981. He has previously served as the Director of Finance during the reorganization of Westgate-California Corporation and as Vice President, Finance of Spin Physics, Inc., an electronics company. Mr. Holliday received a B.A. from Claremont McKenna College and an M.B.A. from Harvard Business School.

  Thomas L. Tullie joined the Company as Vice President, Sales in August 1996. Prior to joining the Company, from 1989 to 1996 Mr. Tullie held several strategic sales management positions, most recently as Director of East Coast Sales, at S-MOS Systems, a semiconductor company. Prior to joining S-MOS Systems, Mr. Tullie was a designer in the workstations group of Digital Equipment Corporation. Mr. Tullie earned a B.S. from the University of Massachusetts and an M.B.A. from Clark University.

  Anil K. Bedi joined the Company in August 1996 as Vice President, Marketing. Prior to joining the Company, Mr. Bedi worked at Philips Semiconductor from October 1993 to July 1996, where he served as Director of Strategic Marketing and General Manager of the Mass Storage Product Group. Prior to joining Philips Semiconductor, from 1984 to 1993 Mr. Bedi served in senior marketing and management positions at Oki Semiconductor and Gazelle and TriQuint Semiconductor (two GaAs-based semiconductor companies). Mr. Bedi has also held marketing and sales positions at Xerox Corporation and National Semiconductor. Mr. Bedi earned his B.S.E.E. and M.S.E.E. degrees from the University of Wisconsin and his M.B.A. from the University of Utah.

  Laszlo V. Gal joined the Company in January 1997 as Vice President, Engineering. From September 1994 to December 1996, he served in various senior management positions, including Director of Product Development at Motorola, Inc. Mr. Gal served as the manager of IC Designs at Burroughs/Unisys from 1983 to 1994 and worked as a staff scientist at the IBM Research Center from 1981 to 1982. From 1979 to 1981 Mr. Gal was a member of the technical staff at Rockwell Corporation, where he worked on GaAs development. Mr. Gal was educated at the Budapest Technical University in Hungary, where he received a B.S. and M.S. and Ph.D in Electrical Engineering. He holds 12 U.S. patents in VLSI design and applications.

  Roger A. Smullen, Sr. has served as the Chairman of the Company's Board of Directors since October 1982. Mr. Smullen has served as Acting Vice President, Operations of the Company from August 1997 through October 1997. From April 1983 until April 1987, Mr. Smullen served as the Company's Chief Executive Officer. Previously, he was senior vice president of operations of Intersil, Inc.'s semiconductor division. In 1967, Mr. Smullen co-founded National Semiconductor. Prior to that, he was director of integrated circuits at Fairchild Semiconductor. Mr. Smullen is currently a director of Micro Linear Corporation, a manufacturer of integrated circuits. He holds a B.S. in Mechanical Engineering from the University of Minnesota.

  Kenneth L. Clark joined the Company in November 1997 as Vice President, Operations. Prior to joining the Company, Mr. Clark worked at Integrated Devices, Inc., a semiconductor company, from February 1985 to October 1997, where he served as Director, Fab Operations. From 1990 to 1995, Mr. Clark served in various senior management positions including Director, Fab Operations at Silicon Systems, Inc., a semiconductor company. From 1987 to 1990, Mr. Clark served as Director, Fab Operations at National Semiconductor Corp. Mr. Clark has also held manufacturing and engineering management positions at Cypress Semiconductor Corp., Zymos, Inc., Micron Technology and American Microsystems, Inc. Mr. Clark holds a B.S. in Physics from the University of Washington.

  William K. Bowes, Jr. has served as a director of the Company since April 1980. He has been a general partner of U.S. Venture Partners, a venture capital investment entity, since July 1981. Mr. Bowes serves as a director of Amgen, Inc., XOMA Corporation and several privately-held U.S. Venture Partners portfolio companies. Mr. Bowes holds a B.A. from Stanford University and an M.B.A. from Harvard Business School.

  Franklin P. Johnson, Jr. has served as a director of the Company since April 1980. He is the general partner of Asset Management Partners, a venture capital partnership. In addition, Mr. Johnson is a general partner of the general partner of Asset Management Associates, a venture capital limited partnership. Mr. Johnson has been a venture capital investor for more than five years. Mr. Johnson is also Chairman of the Board of Boole and Babbage, Inc., and a director of Amgen, Inc. and IDEC Pharmaceuticals Corporation. Mr. Johnson holds a B.S. from Stanford University and an M.B.A. from Harvard Business School.

  Arthur B. Stabenow has served as a director of the Company since July 1988. Mr. Stabenow has been Chairman, President and Chief Executive Officer of Micro Linear Corporation, a manufacturer of integrated circuits, since April 1986. Mr. Stabenow has over 35 years of experience in the semiconductor industry. From January 1979 to March 1986, he was employed as a vice president and general manager at National Semiconductor Corporation. Mr. Stabenow is currently a director of Zoran, Inc. and Micro Linear Corporation. Mr. Stabenow holds an M.B.A. from the University of New Haven.

  R. Clive Ghest has served as a director of the Company since July 1997. Since January 1997, Mr. Ghest has been a principal of Ghest Associates Consulting. Mr. Ghest was the Vice President of Business Development at Advanced Micro Devices Inc. from February 1986 to December 1996. He has more than 35 years of experience in various capacities in the computer, communications and semiconductor industries. Mr. Ghest holds an M.S.E.E. from the University of Santa Clara and an Hons. B.Sc. from the University of London.

BOARD COMPOSITION

  The Company currently has authorized six directors. Each director is elected for a period of one year at the Company's annual meeting of stockholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. The executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMPENSATION

  Except for reimbursement for reasonable travel expenses relating to attendance at Board meetings and the grant of stock options, directors are not compensated for their services as directors. Directors who are employees of the Company are eligible to participate in the Company's 1992 Stock Option Plan and, beginning in 1997, they will also be eligible to participate in the Company's 1997 Employee Stock Purchase Plan. Beginning in 1997, directors who are not employees of the Company will be eligible to participate in the Company's 1997 Directors' Stock Option Plan. See "-- 1982 Employee Incentive Stock Option Plan," " -- 1992 Stock Option Plan" and " -- 1997 Directors' Stock Option Plan." The Chairman of the Company's Board of Directors is compensated for certain services provided to the Company. See "Management-- Executive Compensation."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company's Board of Directors has established a Compensation Committee and an Audit Committee. The Board of Directors does not maintain a Nominating Committee or a committee performing similar functions. The Compensation Committee recommends salaries, incentives and other forms of compensation for directors, officers and other employees of the Company, administers (with the Board of Directors) the various incentive compensation and benefit plans (including the 1992 Plan and the 1997 Employee Stock Purchase Plan) of the Company and recommends policies relating to such incentive compensation and benefit plans. The Audit Committee reviews the need for internal auditing procedures and the adequacy of internal controls. The Audit Committee meets periodically with management and the independent auditors. The Board of Directors may also establish additional committees from time to time.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee of the Company's Board of Directors are currently Mr. Ghest, Mr. Johnson and Mr. Stabenow. None of these directors has at any time been an officer or employee of the Company or any subsidiary of the Company. During fiscal 1997, David M. Rickey and Roger A. Smullen served as members of the Compensation Committee of the Company's Board of Directors. During fiscal 1997, Mr. Smullen was a member of the Board of Directors of Micro Linear Corporation. During fiscal 1997, Arthur B. Stabenow, the Chairman, President and Chief Executive Officer of Micro Linear Corporation, served as a member of the Compensation Committee of the Company's Board of Directors. No other interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company nor has such an interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

  The following table provides certain summary information concerning the compensation earned or paid for services rendered to the Company during the fiscal year ended March 31, 1997 by the Chief Executive Officer, the Chairman of the Board of Directors and each of the other four most highly compensated executive officers (the "Named Officers"), each of whose aggregate compensation during the Company's last fiscal year exceeded, or would exceed on an annualized basis, $100,000.

                           SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                                                         AWARDS
                                                      ------------
                           ANNUAL COMPENSATION         SECURITIES
NAME AND PRINCIPAL         --------------------------  UNDERLYING   ALL OTHER
POSITION                     SALARY           BONUS   OPTIONS (#)  COMPENSATION
------------------         ----------       --------- ------------ ------------
David M. Rickey
 President and Chief
 Executive Officer.......    $277,215(1)      $61,500        --      $133,826(2)
Joel O. Holliday
 Vice President, Finance
 and Administration,
 Treasurer, Chief
 Financial Officer and
 Secretary...............     162,208(1)       41,500    33,333         2,000(3)
Roger A. Smullen
 Chairman of the Board of
 Directors...............     208,000          41,500    33,333           --
Thomas Tullie
 Vice President, Sales...     124,934(1)(4)    60,500   133,333        38,863(5)
Anil Bedi
 Vice President,
 Marketing...............     106,346(1)       56,500   206,666         8,560(6)
Laszlo Gal(7)
 Vice President,
 Engineering.............      22,885(1)       46,500   206,666         8,522(8)

--------
(1) Includes pre-tax contributions to the AMCC 401(k) Plan.

(2) Includes $128,706 paid to Mr. Rickey in the form of relocation expenses, a matching contribution in the amount of $2,000 that the Company made on Mr. Rickey's behalf to the AMCC 401(k) Plan and annual premiums in the amount of $3,120 paid by the Company on a term life insurance policy.
(3) Includes a matching contribution in the amount of $2,000 that the Company made on Mr. Holliday's behalf to the AMCC 401(k) Plan.
(4) Includes commissions earned by Mr. Tullie in the amount of $38,396, of which $25,191 was paid to Mr. Tullie in fiscal 1997 and $13,205 was paid to Mr. Tullie in fiscal 1998.
(5) Includes a matching contribution in the amount of $565 that the Company made on Mr. Tullie's behalf to the AMCC 401(k) Plan and $38,298 paid to Mr. Tullie for relocation expenses.
(6) Includes a matching contribution in the amount of $1,171 that the Company made on Mr. Bedi's behalf to the AMCC 401(k) Plan and $7,389 paid to Mr. Bedi for relocation expenses.
(7) Mr. Gal joined the Company in January 1997, and his annualized base salary for the fiscal year ended March 31, 1997 year was $175,000.
(8) Includes $8,522 paid to Mr. Gal for relocation expenses.

EMPLOYMENT AGREEMENT

  In January 1996, the Company entered into a letter agreement with David M. Rickey, the Company's President and Chief Executive Officer. This agreement entitles Mr. Rickey to a salary of $275,000 per year and term life insurance purchased by the Company for the benefit of Mr. Rickey's estate. Pursuant to the terms of the agreement, if the Company enters into certain change-of-control transactions, the vesting of Mr. Rickey's options to purchase shares of the Company's Common Stock will accelerate. In addition, the agreement provides that if the Company is acquired and the per share value of the Company's Common Stock is less than $3.00 per share, the Company will compensate Mr. Rickey for the difference between $3.00 per share and the per share merger or sale price determined by the Company's Board of Directors. The letter agreement provides that Mr. Rickey's employment is at will and terminable by the Company or Mr. Rickey for any reason, with or without cause, and with or without notice. See "Certain Transactions."

OPTION GRANTS

  The following table provides certain summary information regarding stock options granted to the Named Officers during the fiscal year ended March 31, 1997. No stock appreciation rights were granted during such fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS(1)
                            --------------------------------------------------
                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                             NUMBER OF    PERCENT OF                           ANNUAL RATES OF STOCK
                            SECURITIES  TOTAL OPTIONS                           PRICE APPRECIATION
                            UNDERLYING    GRANTED TO   EXERCISE OR               FOR OPTION TERM(4)
                              OPTIONS    EMPLOYEES IN   BASE PRICE  EXPIRATION ---------------------
   NAME                     GRANTED (#) FISCAL YEAR(2) ($/SHARE)(3)    DATE        5%         10%
   ----                     ----------- -------------- ------------ ---------- ---------- -----------
   David M. Rickey.........         0           0%          N/A        N/A        N/A        N/A
   Joel O. Holliday........    33,333        2.35         $0.53     07/17/2006 $   28,505 $   45,390
   Roger A. Smullen........    33,333        2.35         $0.53     07/17/2006     28,505     45,390
   Thomas Tullie...........   133,333        9.39         $0.53     06/30/2006    114,022    181,562
   Anil Bedi...............   206,666       14.55         $0.53     07/17/2006    176,735    281,420
   Laszlo Gal..............   206,666       14.55         $0.53     01/30/2007    176,735    281,420

--------
(1) Consists of options granted pursuant to the 1992 Plan. See "-- 1992 Stock Option Plan."
(2) An aggregate of 1,457,285 options to purchase shares of Common Stock of the Company were granted during fiscal year ended March 31, 1997, of which 1,420,619 shares were granted to employees.
(3) The exercise price and tax withholding obligations related to exercise may be paid by delivery of shares that are already owned or by offset of the underlying shares, subject to certain conditions.
(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Officers.

OPTION EXERCISES AND HOLDINGS

  The following table provides certain summary information concerning the shares of Common Stock represented by outstanding stock options held by each of the Named Officers as of March 31, 1997. No stock appreciation rights were exercised during such fiscal year and no stock appreciation rights were outstanding at the end of such fiscal year.

                         FISCAL YEAR-END OPTION VALUES

                          NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                         UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                       OPTIONS AT MARCH 31, 1997(1)    AT MARCH 31, 1997(3)
                      ---------------------------- ----------------------------
   NAME               EXERCISABLE UNEXERCISABLE(2) EXERCISABLE UNEXERCISABLE(2)
   ----               ----------- ---------------- ----------- ----------------
   David M. Rickey...   800,000           0          $    0         $    0
   Joel O. Holliday..    83,333           0           2,500              0
   Roger A. Smullen..    53,333           0               0              0
   Thomas Tullie.....   133,333           0               0              0
   Anil Bedi.........   206,666           0               0              0
   Laszlo Gal........   206,666           0               0              0

--------
(1) No Named Officer exercised options during the fiscal year ended March 31, 1997.
(2) Options granted under the 1982 Plan and 1992 Plan are generally immediately exercisable, but subject to a right of repurchase pursuant to the vesting schedule of each such grant. Accordingly, the table reflects those options that are exercisable, not those options that are vested. See "-- 1982 Employee Incentive Stock Option Plan" and "-- 1992 Stock Option Plan."
(3) There was no public trading market for the Company's Common Stock as of March 31, 1997. Accordingly, this value has been calculated based on a price of $0.525 per share, the Board of Directors' determination of the fair market value of the Company's Common Stock as of March 31, 1997, minus the applicable per share exercise price.

1982 EMPLOYEE INCENTIVE STOCK OPTION PLAN

  The Company's 1982 Employee Incentive Stock Option Plan (the "1982 Plan") was adopted by the Board of Directors in November 1982 and approved by the stockholders in July 1983. A total of 5,338,666 shares of Common Stock has been reserved for issuance under the 1982 Plan. The 1982 Plan expired by its own terms on November 1, 1992; however, options granted under the 1982 Plan remain outstanding as of the date of this offering.

  The purposes of the 1982 Plan are to encourage selected employees to accept or continue employment with the Company, to provide additional incentives to the Company's employees and to increase the interest of employees in the Company's welfare. The 1982 Plan provides for the granting to employees (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The 1982 Plan is administered by the Board of Directors, which determines the terms of options granted under the 1982 Plan, including the exercise price, number of shares subject to the option and the exercisability thereof. Subject to the discretion of the Board of Directors, options granted under the 1982 Plan generally are immediately exercisable in full and 1/5th of the shares subject to the options vest each year over the five year period measured from the grant date. Unvested shares purchased upon exercise of such options are subject to repurchase by the Company, at its option, upon an optionee's termination of employment. No options granted under the 1982 Plan are transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee.

  The exercise price of all stock options granted under the 1982 Plan must be at least equal to the fair market value of the shares subject to such options on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price must equal at least 110% of the fair market value on the grant date. Incentive stock options granted to a participant, may not, on an aggregate basis, become exercisable for more than $100,000 (valued at the time of grant) per calendar year. No options have been granted to date at prices less than 100% of the fair market value on the date of grant. Options granted under the 1982 Plan may not have a term in excess of ten years. However, all stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the Company's outstanding capital stock, may not have a term in excess of five years.

  In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, the options shall become immediately exercisable or an equivalent option substituted by the successor corporation. The Plan Administrator has the discretion to accelerate the vesting of the option shares at any time.

  Under the 1982 Plan, as of September 30, 1997, options to purchase 4,140,173 shares of Common Stock had been exercised, options to purchase an aggregate of 157,968 shares of Common Stock were outstanding at a weighted average exercise price of $0.46 per share and no shares remain available for future grant as the 1982 Plan expired in November 1992.

  The Board of Directors may at any time amend, alter, suspend or discontinue the 1982 Plan as long as such action does not adversely affect any outstanding option and provided that stockholder approval shall be required for an amendment to increase the number of shares of Common Stock reserved for issuance under the 1982 Plan, extend the duration of the 1982 Plan, extend the period over which options may be exercised under the 1982 Plan or change the class of persons eligible to receive options under the 1982 Plan.

1992 STOCK OPTION PLAN

  The Company's 1992 Stock Option Plan (the "1992 Plan") was adopted by the Board of Directors in July 1992 and approved by the stockholders in September 1992 and subsequently amended. A total of 6,027,304 shares of Common Stock have been reserved for issuance under the Stock Plan. As of September 30, 1997, options to purchase 1,424,615 shares of Common Stock had been exercised, options to purchase a total of 2,057,975 shares at a weighted average exercise price of $1.08 per share were outstanding and 2,544,714 shares remained available for future option grants.

  The 1992 Plan provides for the granting to employees, including officers and directors, of incentive stock options within the meaning of Section 422 of the Code and for the granting to employees and consultants, including nonemployee directors, of nonstatutory stock options. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. If not terminated earlier, the 1992 Plan will terminate in July 2002.

  The 1992 Plan may be administered by the Board of Directors or a committee of the Board (the "Administrator"). The Administrator determines the terms of options granted under the 1992 Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under the 1992 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of outstanding capital stock of the Company or any parent or subsidiary corporation of the Company (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant; provided, however, that the exercise price of any nonstatutory stock option granted to a Named Executive of the Company must equal at least 100% of the fair market value of the Common Stock on the date of grant. Payment of the exercise price may be made in cash or other consideration, including promissory notes, as determined by the Administrator. The Plan Administrator has the discretion to implement one or more repricing programs whereby outstanding options under the 1992 Plan with exercise prices above the current market price of the Common Stock will be cancelled, and new options will be granted in replacement with an exercise price based on such current market value.

  The Administrator determines the term of options, which may not exceed 10 years (5 years in the case of an incentive stock option granted to a 10% Stockholder). No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. The Administrator determines when options become exercisable. Subject to the discretion of the Board of Directors, options granted under the 1992 Plan generally are immediately exercisable in full, and (i) for the initial option grant to each optionee (the "Initial Option"), 1/4th of the number of such shares subject to the option generally vest as of the one year anniversary of the vesting commencement date and 1/48th of the remainder vest at the end of each month thereafter; and (ii) for option grants subsequent to the Initial Option, 1/48th of the number of such shares subject to the option generally vest at the end of each month after the vesting commencement date.

  In the event of the merger of the Company with another corporation, in which the Company is not the surviving entity, then each option shall immediately vest as to one year of additional vesting. Each option may be thereafter assumed or an equivalent option substituted by the successor corporation, otherwise the options will terminate. The Administrator has the authority to amend or terminate the 1992 Plan as long as such action does not adversely affect any outstanding option and provided that, to the extent necessary and desirable to comply with Rule 16b-3 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or with Section 162(m) or 422 of the Code (or any other applicable law or regulation, including the requirements of the NASD or an established stock exchange), the Company shall obtain stockholder approval of any amendment to the 1992 Plan in such a manner and to such a degree as required.

1997 DIRECTORS' STOCK OPTION PLAN

  The Company's 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in October 1997, subject to stockholder approval. A total of 200,000 shares of Common Stock has been reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors' Plan is designed to work automatically, without administration; however, to the extent administration is necessary, it will be provided by the Board of Directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which such director has a personal interest.

  The Directors' Plan provides that each person who is or becomes a nonemployee director of the Company will be granted a nonstatutory stock option to purchase 12,500 shares of Common Stock (the "First Option") on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on April 1 each year (starting in 2000 for nonemployee directors who are serving as directors as of the date of the closing of this offering), each nonemployee director of the Company will be granted an option to purchase 12,500 shares of Common Stock (a "Subsequent Option") if, on such date, he or she has served on the Company's Board of Directors for at least six months.

  The Directors' Plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the Directors' Plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Directors' Plan provides that the First Option shall become exercisable in installments as to 1/12th of the total number of shares subject to the First Option on each monthly anniversary of the date of grant of the First Option. Each Subsequent Option shall become exercisable in installments as to 1/12th of the total number of shares subject to the Subsequent Option on each monthly anniversary of the grant date of that Subsequent Option. If a nonemployee Director ceases to serve as a Director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a Director of the Company, exercise options granted under the Directors' Plan to the extent that he or she was entitled to exercise it at the date of such termination. To the extent that he or she was not entitled to exercise any such option at the date of such termination, or if he or she does not exercise such option (which he or she was entitled to exercise) within such 90 day period, such option shall terminate. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of the Common Stock on the grant date of the option. Options granted under the Directors' Plan have a term of ten years.

  In the event of the dissolution or liquidation of the Company, a sale of all or substantially all of the assets of the Company, the merger of the Company with or into another corporation or any other reorganization of the Company in which more than 50% of the shares of the Company entitled to vote are exchanged, each outstanding option will become exercisable for all the option shares as fully vested shares immediately prior to the effectiveness of such dissolution, liquidation, sale, merger or reorganization, at the end of which time the option shall terminate, unless the option is assumed by the corporation succeeding the Company or acquiring its business by reason of such dissolution, liquidation, sale, merger or reorganization. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option. If not terminated earlier, the Directors' Plan will have a term of ten years.

1997 EMPLOYEE STOCK PURCHASE PLAN

  The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in September 1997, subject to stockholder approval. A total of 400,000 shares of Common Stock are reserved for issuance under the Purchase Plan.

  The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by an offering periods of 24 months duration with new offering periods (other than the first offering period) commencing on or about February 1 and August 1 of each year. Each offering period will consist of four consecutive purchase periods of six months duration, with the last day of each period being designated a purchase date. However, the first offering period is expected to commence on the date of the Offering and continue through January 31, 2000, with the first purchase date occurring on July 31, 1998, and subsequent purchase dates to occur every six months thereafter). The Purchase Plan will be administered by the Compensation Committee (comprised of Messrs. Ghest, Johnson and Stabenow, outside directors of the Company who are not eligible to participate in the Purchase Plan). Employees (including officers and employee directors) of the Company, or of any majority-owned subsidiary designated by the Board, are eligible to participate in the Purchase Plan if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 20% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or the purchase date. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the Offering period, a new 24-month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. If not terminated earlier, the Purchase Plan will have a term of 20 years.

  The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, each right to purchase stock under the Purchase Plan will be assumed or an equivalent right substituted by the successor corporation unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the Purchase Plan are exercised prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder.

401(K) PLAN

  Effective January 1, 1986, the Company established a 401(k) defined contribution retirement plan (the "Retirement Plan") covering all full-time employees with greater than three months service. The Retirement Plan provides for voluntary employee contributions from 1% to 20% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. The Company may contribute such amounts as determined by the Board of Directors. Employer contributions vest to participants at a rate of 20% per year of service, provided that after five years of service all past and subsequent employer contributions are 100% vested. During the years ended March 31, 1997, 1996 and 1995, the Company contributed $318,000, $182,000 and $116,000, respectively.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  As permitted by the Delaware General Corporation Law (the "Delaware Law"), the Company has included in its Restated Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, respectively, subject to certain exceptions. This provision does not affect a director's responsibilities under federal securities laws. In addition, the Company's Bylaws provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware Law. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. The Company has also obtained directors' and officers' liability insurance. The Company believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                             CERTAIN TRANSACTIONS

  In January 1996, the Company entered into a letter agreement with David Rickey, the Company's President and Chief Executive Officer. This agreement entitles Mr. Rickey to a salary of $275,000 per year and term life insurance purchased by the Company for the benefit of Mr. Rickey's estate. Pursuant to the terms of the agreement, if the Company enters into certain change-of-control transactions, the vesting of Mr. Rickey's options to purchase shares of the Company's Common Stock will accelerate. In addition, the agreement provides that if the Company is acquired and the per share value of the Company's Common Stock is less than $3.00 per share, the Company will compensate Mr. Rickey for the difference between $3.00 per share and the per share merger or sale price determined by the Company's Board of Directors. The letter agreement provides that Mr. Rickey's employment is at will and terminable by the Company or Mr. Rickey for any reason, with or without cause, and with or without notice.

  In February 1996 the Company entered into a loan arrangement with Mr. Rickey, pursuant to which the Company loaned to Mr. Rickey $150,000 ("Note No. 1") and $53,000 ("Note No. 2") at an annual interest rate of 5.32%. Note No. 1 was a full recourse, unsecured real estate bridge loan with accrued interest and principal payable upon the earlier of February 12, 1999 or the sale of the house in which Mr. Rickey lived prior to relocating to San Diego to accept employment as the Company's President and Chief Executive Officer. Note No. 2 was the reinstatement of a loan which had been made previously to Mr. Rickey in connection with the exercise of incentive stock options while serving as Vice President, Manufacturing for the Company. Note No. 2 was a full recourse, unsecured promissory note with accrued interest and principal payable no later than February 12, 1999. Note No. 1 and Note No. 2 may be declared payable in full by the Company in the event that Mr. Rickey ceases to be employed by the Company. In May 1996, the Company entered into a loan agreement with Mr. Rickey pursuant to which the Company loaned $750,000 ("Note No. 3") to Mr. Rickey at an interest rate of 5.76% per annum compounded annually. The proceeds of the loan were used to exercise options granted by Mr. Rickey's former employer, which were expiring as a result of Mr. Rickey's termination of employment with the former employer in order to join the Company. The loan is evidenced by a non-recourse promissory note, which is secured by 46,500 shares of Common Stock of Advanced Micro Devices, Inc. The principal and accrued interest on Note No. 3 are due and payable in full on May 1, 1999, unless accelerated in whole or in part in the event of (i) a default under the loan agreement or pledge agreement for Note No. 3, (ii) a default in payment under Note No. 3 or any other promissory note issued to the Company by Mr. Rickey, (iii) the voluntary or involuntary termination of Mr. Rickey's employment with the Company or (iv) the sale of any portion of the Common Stock securing Note No. 3. Each of Note No. 1, Note No. 2 and Note No. 3 were approved by the Board of Directors of the Company pursuant to the approval of Mr. Rickey's offer of employment with the Company. In September 1996, Mr. Rickey repaid approximately $142,000 of the principal on Note No. 1, and in April 1997 Mr. Rickey delivered a full recourse, unsecured promissory note with a principal amount of $12,392 and an interest rate of 5.91% per annum in payment of the balance of the amount owing under Note No. 1. The aggregate principal balance outstanding under such note and Notes No. 2 and No. 3 at September 30, 1997 was $815,392. Mr. Rickey is current in his payments under all such notes.

  In July 1997, Mr. Rickey exercised stock options granted under the 1992 Plan. In payment of the purchase price for the exercised shares, Mr. Rickey delivered promissory notes in principal amounts of approximately $400,000, $20,000 and $35,000 bearing interest at rates of 5.98%, 5.98% and 6.54%, respectively. The notes and accrued interest thereon are payable in full in February 2000, February 2000 and April 2001, respectively.

  The Company has entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. For a description of limitations of liability and certain indemnification arrangements with respect to the Company's directors and officers, see "Management -- Limitation of Liability and Indemnification Matters."

  Certain stockholders are entitled to certain registration rights in respect of the Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock -- Registration Rights of Certain Holders."

  For a description of compensation of officers and directors of the Company and the eligibility of officers and directors of the Company to participate in the Company's employee benefit plans, see "Management --Board Compensation" and "-- Executive Compensation."

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997 and as adjusted to reflect the sale of the Common Stock offered by the Company pursuant to this Prospectus and conversion of all outstanding shares of Preferred Stock into shares of Common Stock by (i) each of the Company's directors and Named Officers, (ii) all directors and executive officers as a group and (iii) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock.

                                 SHARES
                           BENEFICIALLY OWNED                   SHARES BENEFICIALLY
                          PRIOR TO OFFERING(1)                OWNED AFTER OFFERING(1)
                          --------------------   NUMBER OF    -----------------------
                           NUMBER   PERCENT(2) SHARES OFFERED   NUMBER       PERCENT(2)
                          --------- ---------- -------------- ------------- -------------
David M. Rickey (3).....    893,332    5.22%         --             893,332        4.51%
Joel O. Holliday (4)....    505,261    2.94          --             505,261        2.54
Roger A. Smullen (5)....    557,412    3.26          --             577,412        2.82
Thomas Tullie (6).......    166,665     *            --             166,665       *
Anil K. Bedi (7)........    226,666    1.31          --             226,666        1.13
Laszlo V. Gal (8).......    213,332    1.23          --             213,332        1.07
William K. Bowes, Jr.,
 including shares held
 by affiliates of U.S.
 Venture Partners (9)...    973,429    5.69          --             850,226        4.29
Franklin P. Johnson,
 Jr., including shares
 held by Asset Manage-
 ment Partners and Asset
 Management Associates
 (10)...................    650,398    3.80          --             650,398        3.28
Arthur B. Stabenow (11).     86,663     *            --              86,663       *
R. Clive Ghest (12).....     50,000     *            --              50,000       *
Sequoia Capital (13)....  1,199,992    7.02          --           1,199,992        6.06
 3000 Sand Hill Road
 Menlo Park, CA 94025
U.S. Venture Partners
 (14)...................    904,196    5.29        123,203          780,993        3.94
 2180 Sand Hill Road
 Menlo Park, CA 94025
Albert J. Martinez (15).    709,996    4.15        354,998          354,998        1.79
 1366 Via Alta
 Del Mar, CA 92014
Harrison Capital, Inc. .    277,881    1.62        277,881               --       --
 2000 Westchester Ave.
 White Plains, NY 10650
Lumberman's Mutual
 Casualty Company (16)..    255,519    1.49        255,519               --       --
 c/o Zurich Investment
  Management, Inc.,
 222 S. Riverside Plaza
 Chicago, IL 60606
Robert Fleming Nominees
 Ltd. ..................    245,435    1.43        114,289          131,146       *
 c/o Fleming Capital
  Management
 320 Park Avenue, 12th
  Floor
 New York, NY 10022-6815
Entities affiliated with
 Venture Capital Fund of
 America (17)...........    228,191    1.33        228,191               --       --
 509 Madison Avenue,
  Suite 812
 New York, NY 10022
Entities affiliated with
 Landmark Ventures,
 Inc.(18)...............    204,767    1.20        199,763            5,004       *
 920 Hopmeadow Street
 Simsbury, CT 06070-0188
Additional Selling
 Stockholders
 (100 stockholders),
 each holding less than
 1.0% of the Common
 Stock prior to this
 offering (19)..........  1,821,318   10.65      1,396,156          425,162        2.15
All directors and execu-
 tive officers as a
 group (10 persons)
 (20)...................  4,323,158   25.28        123,203        4,199,955       21.21

--------
  *  Less than 1% of the outstanding shares
 (1) Assumes no exercise of the Underwriters' over-allotment option. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.
 (2) Applicable percentage of ownership for each stockholder is based on 17,101,750 shares of Common Stock outstanding as of September 30, 1997. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares. In computing the shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.
 (3) Includes 385,000 shares that are no longer subject to repurchase by the Company.
 (4) Includes 321,931 shares held in the name of Joel O. Holliday and Rosanne
     R. Holliday, Co-Trustees of the Joel O. Holliday Family Trust dated April 1, 1985 and 66,666 shares held in the name of the Holliday Children 1985 Trust. Includes 55,556 shares of Common Stock issuable upon the exercise of immediately exercisable options which are subject to repurchase rights in favor of the Company, of which 4,166 shares are no longer subject to repurchase by the Company.
 (5) Includes 508,338 shares of Common Stock that are no longer subject to repurchase by the Company.
 (6) Includes 48,611 shares that are no longer subject to repurchase by the Company.
 (7) Represents Common Stock issuable upon the exercise of immediately exercisable options which are subject to repurchase rights in favor of the Company, of which 58,472 shares are no longer subject to repurchase by the Company.
 (8) Represents Common Stock issuable upon the exercise of immediately exercisable options which are subject to repurchase rights in favor of the Company of which 833 shares are no longer subject to repurchase by the Company.
 (9) William K. Bowes, Jr., a director of the Company, holds 5,901 shares of Common Stock directly. In addition, Mr. Bowes holds immediately exercisable options to purchase 63,332 shares of Common Stock which are subject to repurchase rights in favor of the Company, of which 23,054 shares, are no longer subject to repurchase by the Company. In addition, Mr. Bowes is a partner of the general partner of U.S. Venture Partners, which holds 393,374 shares; U.S. Venture Partners III which holds 327,616 shares; Second Ventures, L.P. which holds 53,336 shares; and U.S. Ventures, S.A. which holds 129,870 shares. Mr. Bowes disclaims beneficial ownership of the shares held by U.S. Venture Partners, U.S. Venture Partners III, Second Ventures, L.P. and U.S. Ventures, S.A. except to the extent of his pecuniary interest therein. See Note 14.
(10) Includes 63,332 shares of Common Stock issuable upon the exercise of immediately exercisable options which are subject to repurchase rights, of which 23,054 shares are no longer subject to repurchase by the Company. Mr. Johnson is the general partner of Asset Management Partners, which holds 236,449 shares. In addition, Mr. Johnson is a general partner of AMC Partners, a general partner of Asset Management Associates, which holds 350,617 shares. Mr. Johnson disclaims beneficial ownership with respect to the shares held by Asset Management Partners and Asset Management Associates except to the extent of his pecuniary interest therein.
(11) Includes 45,552 shares that are no longer subject to repurchase by the Company.
(12) Represents shares of Common Stock issuable upon exercise of immediately exercisable options which are subject to repurchase rights in favor of the Company, of which 5,555 shares are no longer subject to repurchase by the Company.
(13) Includes 1,142,856 shares held by Sequoia Capital Growth Fund and 57,136 shares held by Sequoia Technology Partners III.
(14) Includes 393,374 shares held by U.S. Venture Partners, 327,616 shares held by U.S. Venture Partners III, 53,336 shares held by Second Ventures L.P. and 129,870 shares held by U.S. Ventures, S.A. William

     K. Bowes, Jr., a director of the Company, is a general partner of the general partner of each of these partnerships. Mr. Bowes disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. See Note 9.
(15) All of these shares represent shares held in the name of Albert J. Martinez and S. Gay Hugo-Martinez, Co-Trustees for the Martinez Family Trust dated August 26, 1992.
(16) Zurich Investment Management, Inc. (with Zurich Kemper Investments, Inc. as sub-advisor) acts as investment manager to Lumberman's Mutual Casualty Insurance Company, American Manufacturer's Mutual Insurance Company and American Motorists Insurance Company and in such capacity may be deemed to be the beneficial owner of the shares held by such entities. American Manufacturer's Mutual Insurance Company and American Motorist's Insurance Company, each of which beneficially owns less than 1.0% of the Company's outstanding Common Stock prior to this offering, are each selling 28,567 shares of Common Stock in the offering. After the offering, each such entity will no longer hold shares of the Company's Common Stock.
(17) Includes 218,871 shares held by VCFA Investment II, Ltd. and 9,320 shares held by VCFA Investment Secondaries, Ltd.
(18) Includes 120,952 shares held by Landmark Venture Partners, L.P., 49,620 shares held by Landmark Direct Equities, L.P. and 34,195 shares held by Landmark Equity Partners II, L.P.
(19) Consists of 100 Stockholders, each of which beneficially owns less than 1.0% of the Company's outstanding Common Stock prior to the offering.
(20) Includes 1,491,262 shares held by entities affiliated with certain directors as described in Notes 9, 10 and 14. Also includes 115,134 shares subject to immediately exercisable options and for which the repurchase rights have lapsed.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the completion of this offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, $.01 par value, and 2,000,000 shares of undesignated Preferred Stock, $.01 par value, after giving effect to the amendment of the Company's Certificate of Incorporation to delete references to the Series 1 Preferred Stock, Series 2 Preferred Stock and Series 3 Preferred Stock, which will occur upon conversion of such Preferred Stock into Common Stock upon the closing of this offering.

COMMON STOCK

  As of September 30, 1997, there were 17,101,750 shares of Common Stock outstanding (as adjusted to reflect the conversion of all outstanding shares of Series 1 Preferred Stock, Series 2 Preferred Stock and Series 3 Preferred Stock into Common Stock upon the completion of this offering), held of record by 877 stockholders, and options to purchase an aggregate of 2,240,663 shares of Common Stock were also outstanding. There will be 19,801,750 shares of Common Stock outstanding (assuming no exercise of the Underwriter's overallotment option) after giving effect to the sale of the shares of Common Stock to the public offered hereby.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

  Upon the closing of the offering, all outstanding shares of Preferred Stock will automatically be converted into Common Stock. Thereafter, the Board of Directors is authorized to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including voting rights, of the holders of Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. As of the closing of the offering, no shares of Preferred Stock will be outstanding and the Company currently has no plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

  Upon the closing of the offering, the holders of 10,709,090 shares of Common Stock (the "Registrable Securities"), and 83,807 shares issuable pursuant to the exercise of certain warrants to purchase Common Stock, or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of agreements between the Company and the holders of the Registrable Securities. Subject to certain limitations in the agreement, the holders of at least 40% of the Registrable Securities (the "Initiating Holders") may require, on two occasions after the closing of the offering, that the Company use its best efforts to register the Registrable Securities for public resale provided that a minimum of $5,000,000 in Common Stock must be sold by the Initial Holders in such public resale. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares of Common Stock in such registration, subject to the ability of the underwriters to limit the number of shares included in this offering. The holders of Registrable Securities may also require the Company to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company. All registration expenses must be borne by the Company and all selling expenses relating to the Registrable Securities must be borne by the holders of the securities being registered.

WARRANTS

  As of September 30, 1997 the Company had outstanding warrants to purchase 83,807 shares of Common Stock. Of these, warrants exercisable for an aggregate of 64,760 shares of Common Stock have an exercise price of $3.00 per share. Each of these warrants will terminate, if not exercised, five years from the date of the closing of this offering and under the terms of these warrants, the Company may require the holders of these warrants to exercise such warrants immediately prior to the closing of this offering. The Company has also issued a warrant exercisable for 19,047 shares of Common Stock at an exercise price of $2.63 per share. This warrant will terminate, if not exercised, five years from the date of the closing of this offering.

TRANSFER AGENT AND REGISTRAR

  The name and address of transfer agent and registrar for the Company's Common Stock is Harris Trust Company of California, 601 South Figueroa St., Ste. 4900, Los Angeles, California, 90017. Its telephone number at that address is (213) 239-0671.

LISTING

  The Company has applied to list its Common Stock on the Nasdaq National Market under the trading symbol AMCC. The Company has not applied to list its Common Stock on any other exchange. See "Risk Factors--Absence of Prior Public Market and Possible Volatility of Stock Price."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Furthermore, since a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of the offering, the Company will have outstanding 19,801,750 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option and no exercise of options outstanding under the Company's 1982 Plan and 1992 Plan or warrants outstanding or other options outstanding after September 30, 1997). Of these shares, the 5,650,000 shares sold in the offering (plus any shares issued upon exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

  The remaining 14,151,750 shares of Common Stock outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock.

  The holders of approximately 12,988,750 shares of the remaining Common Stock, including officers and directors of the Company have entered into lock-up agreements (the "Lock-Up Agreements") with the Company or the Representatives of the Underwriters generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of Common Stock of the Company or any securities exercisable for or convertible into the Company's Common Stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering (the "Effective Date"), without the prior written consent of BancAmerica Robertson Stephens, the designated representative of the Underwriters. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 (as described below), 144(k) and 701, shares subject to Lock-Up Agreements will not be saleable until such agreements expire or are waived by the designated Underwriters' representative. Taking into account the Lock-Up Agreements, and assuming the designated Underwriters' representative does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times: beginning on the Effective Date, only the shares sold in the offering and approximately 556,000 shares pursuant to Rule 144(k), will be immediately available for sale in the public market; beginning 90 days after the Effective Date, approximately 607,000 additional shares will be eligible for sale pursuant to Rule 144(k); and beginning 180 days after the Effective Date approximately 12,988,750 additional shares will be freely tradeable, subject in some cases to the volume and other restrictions of Rule 144.

  In general, under Rule 144 as currently in effect, and beginning after the expiration of the Lock-Up Period, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 198,000 shares immediately after the offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  All Company employees who acquire Common Stock pursuant to stock option grants under the 1992 Plan are restricted from selling securities of the Company until 180 days after the Effective Date. The 1982 Plan contains no such lock-up provisions. Therefore, beginning 90 days after the Effective Date, any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to the 1982 Plan and who has not entered into a Lock-Up Agreement may be entitled to rely on the resale provisions of Rule 701 to the extent that such shares were purchased after May 20, 1988. In addition, beginning 180 days after the Effective Date, any employee, officer or director of or consultant to the Company who purchased his or her shares after May 20, 1988 pursuant to options that were granted under the Company's 1982 Plan and who has entered into a Lock-Up Agreement, or who purchased his or her shares pursuant to options that were granted under the Company's 1992 Plan may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, the Company intends to file a registration statement under the Securities Act to register the shares of Common Stock to be issued pursuant to the Company's 1997 Employee Stock Purchase Plan on the Effective Date and to file registration statements under the Securities Act approximately 90 days after the Effective Date to register all of the shares to be issued pursuant to the Company's other employee benefit plans. As a result, any options exercised under the 1992 Plan or any other benefit plan after the effectiveness of such registration statement will also be freely tradeable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resaleable under Rule 701. As of September 30, 1997, there were outstanding options for the purchase of 2,240,663 shares, of which options for 2,240,663 shares were exercisable, subject in certain cases to repurchase rights of the Company. No shares have been issued to date under the Company's Purchase Plan or Directors Plan. See "Risk Factors -- Shares Eligible for Future Sale," "Management -- 1982 Employee Incentive Stock Option Plan," "--
 1992 Stock Option Plan," "1997 Directors' Plan" and "-- 1997 Employee Stock Purchase Plan" and "Description of Capital Stock -- Registration Rights."

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens, NationsBanc Montgomery Securities, Inc. and Cowen & Company (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
   UNDERWRITER                                                         OF SHARES
   -----------                                                         ---------
   BancAmerica Robertson Stephens.....................................
   NationsBanc Montgomery Securities, Inc.............................
   Cowen & Company ...................................................
                                                                       ---------
     Total............................................................ 5,650,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession of not
more than $              per share, of which $            per share may be
reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 847,500 shares of Common Stock at the same price per share as the Company and the Selling Stockholders receive for the 5,650,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 5,650,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 5,650,000 shares are being sold. The Company will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.

  Pursuant to the terms of lock-up agreements, the holders of 12,988,750 shares of the Company's Common Stock, including the officers and directors have agreed with the Company or the Representatives that, until the expiration of the 180 day period following the effective date of the registration statement filed pursuant to this offering (the "Effective Date"), subject to certain limited exceptions, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge, or otherwise dispose of or transfer, any shares of Common Stock, or any securities convertible into or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, now owned or hereafter acquired by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancAmerica Robertson Stephens. BancAmerica Robertson Stephens may, in its sole discretion, without notice, release all or any portion of the securities subject to lock-up agreements. See "Shares Eligible for Future Sale." Approximately 12,988,750 shares of Common Stock subject to lock-up agreements will be eligible for immediate public sale following the expiration of the 180 day period following the Effective Date, subject to Rule 144. In addition, the Company has agreed that, until the expiration of the 180 day period following the Effective Date, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, subject to certain exceptions, sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options and warrants, or the Company's grant of options and issuance of stock under existing stock option or stock purchase plans. See "Shares Eligible for Future Sale."

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Underwriters have reserved for possible sale, at the initial public offering price, a maximum of 5.0% of the shares of Common Stock offered hereby for certain individuals approved by the Company and who have expressed an interest in purchasing shares of Common Stock in this offering. The number of shares available for sale to the general public will be reduced to the extent any such persons are offered and purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiations among the Company, the Selling Stockholders and the Representatives. The material factors to be considered in such negotiations are prevailing market conditions, certain financial information of the Company for recent periods, market valuations of other companies that the Company, the Selling Stockholders and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors. There can be no assurance that an active or orderly trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial trading price. See "Risk Factors -- Absence of Prior Market and Possible Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Venture Law Group, A Professional Corporation, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of Applied Micro Circuits Corporation at March 31, 1996 and 1997, and for each of the three years in the period ended March 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission, a Registration Statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Chicago, IL 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement and the exhibits thereto may also be accessed through the EDGAR terminals in the Commission's public reference facilities in Washington, D.C. or through the World Wide Web at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                       APPLIED MICRO CIRCUITS CORPORATION

                                                                           PAGE
                                                                           ----
Report of Ernst & Young LLP, Independent Auditors......................... F-2
Consolidated Balance Sheets as of March 31, 1996 and 1997 and September
 30, 1997 (Unaudited)..................................................... F-3
Consolidated Statements of Operations for each of the three years in the period ended March 31, 1997 and for the six months ended September 30,
 1996 and 1997 (Unaudited)................................................ F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended March 31, 1997 and for the six months ended
 September 30, 1997 (Unaudited)........................................... F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended March 31, 1997 and for the six months ended September 30,
 1996 and 1997 (Unaudited)................................................ F-6
Notes to Consolidated Financial Statements................................ F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Applied Micro Circuits Corporation

  We have audited the accompanying consolidated balance sheets of Applied Micro Circuits Corporation as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applied Micro Circuits Corporation at March 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
April 25, 1997, except for Note 11, as to which the date is

November  , 1997

-------------------------------------------------------------------------------

The foregoing report is in the form that will be signed upon completion of certain events as described in Note 11 to the consolidated financial statements.

                                          /s/ ERNST & YOUNG LLP

San Diego, California

November 11, 1997

                       APPLIED MICRO CIRCUITS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     PRO FORMA
                                                                   STOCKHOLDERS'
                                                                     EQUITY AT
                                     MARCH 31,       SEPTEMBER 30, SEPTEMBER 30,
                                  -----------------  ------------- -------------
                                    1996     1997        1997          1997
                                  --------  -------  ------------- -------------
                                                      (Unaudited)   (Unaudited)
             ASSETS
Current assets:
  Cash and cash equivalents.....  $  4,277  $ 5,488     $ 2,041
  Short-term investments --
    available-for-sale..........     4,541    8,109       9,361
  Accounts receivable, net of
   allowance for doubtful ac-
   counts of $90 and $200 at
   March 31, 1996 and 1997, re-
   spectively, and $350 at Sep-
   tember 30, 1997 (unaudited)..     9,476    8,418       9,809
  Inventories...................     6,836    7,530       7,961
  Deferred income taxes.........       --       --        1,096
  Notes receivable from officer.       150        8          12
  Other current assets..........       574      690         853
                                  --------  -------     -------
   Total current assets.........    25,854   30,243      31,133
Notes receivable from officer
 and employees..................        53      803         922
Property and equipment, net.....    11,929   10,768      12,327
                                  --------  -------     -------
 Total assets...................  $ 37,836  $41,814     $44,382
                                  ========  =======     =======
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
Current liabilities:
  Accounts payable..............  $  3,981  $ 2,428     $ 4,730
  Accrued payroll and related
   expenses.....................     1,291    3,102       2,647
  Other accrued liabilities.....     2,130    1,881       1,221
  Deferred revenue..............       831      806         929
  Current portion of long-term
   debt.........................       582       37         --
  Current portion of capital
   lease obligations............     3,062    2,625       2,641
                                  --------  -------     -------
   Total current liabilities....    11,877   10,879      12,168
Long-term debt, less current
 portion........................        37      --          --
Long-term capital lease obliga-
 tions, less current portion....     4,410    3,192       2,096
Commitments and contingencies
 (Notes 6 and 10)
Stockholders' equity:
  Preferred Stock, $0.01 par
   value:
   2,000,000 shares authorized
   pro forma, none issued and
   outstanding pro forma
  Convertible preferred stock,
   $0.01 par value:
  Authorized shares --
    1,350,000...................
  Issued and outstanding
   shares -- 1,223,594 at
   March 31, 1996 and 1997 and
   1,051,294 at September 30,
   1997 (unaudited) (none pro
   forma, unaudited)............
  Liquidation value -- $25,695
   at March 31, 1996 and 1997
   and $22,077 at September 30,
   1997 (unaudited).............        12       12          11       $   --
  Common stock, $0.01 par value:
  Authorized shares --
    34,500,000..................
  Issued and outstanding
   shares -- 4,968,316 and
   5,025,357 at March 31, 1996
   and 1997, respectively, and
   6,392,660 at September 30,
   1997, (unaudited) (17,101,750
   pro forma, unaudited)........        49       50          64           171
  Additional paid-in capital....    36,971   36,974      34,655        34,559
  Deferred compensation.........       --       --         (552)         (552)
  Accumulated deficit...........   (15,444)  (9,235)     (3,559)       (3,559)
  Notes receivable from stock-
   holders......................       (76)     (58)       (501)         (501)
                                  --------  -------     -------       -------
   Total stockholders' equity...    21,512   27,743      30,118       $30,118
                                  --------  -------     -------       =======
 Total liabilities and stock-
  holders' equity...............  $ 37,836  $41,814     $44,382
                                  ========  =======     =======


                            See accompanying notes.

                       APPLIED MICRO CIRCUITS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  SIX MONTHS
                                                                     ENDED
                                      YEAR ENDED MARCH 31,       SEPTEMBER 30,
                                     -------------------------  ---------------
                                      1995     1996     1997     1996    1997
                                     -------  -------  -------  ------- -------
                                                                  (Unaudited)
Net revenues........................ $46,950  $50,264  $57,468  $27,955 $35,208
Cost of revenues....................  27,513   34,169   30,057   15,754  16,534
                                     -------  -------  -------  ------- -------
Gross profit........................  19,437   16,095   27,411   12,201  18,674
Operating expenses:
  Research and development..........  10,108    8,283    7,870    3,412   6,002
  Selling, general and administra-
   tive.............................  10,112   11,232   12,537    5,894   6,730
                                     -------  -------  -------  ------- -------
    Total operating expenses........  20,220   19,515   20,407    9,306  12,732
                                     -------  -------  -------  ------- -------
Operating income (loss).............    (783)  (3,420)   7,004    2,895   5,942
Interest income (expense), net......    (358)    (242)     (29)      24     151
                                     -------  -------  -------  ------- -------
Income (loss) before income taxes...  (1,141)  (3,662)   6,975    2,919   6,093
Provision (benefit) for income tax-
 es.................................     (70)      32      659      276     159
                                     -------  -------  -------  ------- -------
Net income (loss)................... $(1,071) $(3,694) $ 6,316  $ 2,643 $ 5,934
                                     =======  =======  =======  ======= =======
Pro forma net income per share......                   $  0.33          $  0.30
                                                       =======          =======
Shares used in pro forma net income
 per share calculation..............                    18,983           19,586
                                                       =======          =======


                            See accompanying notes.

                      APPLIED MICRO CIRCUITS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                          CONVERTIBLE                                                              NOTES
                        PREFERRED STOCK     COMMON STOCK    ADDITIONAL                           RECEIVABLE      TOTAL
                        ----------------- -----------------  PAID-IN     DEFERRED   ACCUMULATED     FROM     STOCKHOLDERS'
                         SHARES    AMOUNT  SHARES    AMOUNT  CAPITAL   COMPENSATION   DEFICIT   STOCKHOLDERS    EQUITY
                        ---------  ------ ---------  ------ ---------- ------------ ----------- ------------ -------------
Balance, March 31,
 1994.................  1,223,594   $12   4,247,977   $42    $36,655      $ --       $(10,646)     $(234)       $25,829
  Issuance of stock
   pursuant to exer-
   cise of stock op-
   tions..............        --     --     204,558     2         91        --            --         --              93
  Repurchase of common
   stock..............        --     --     (26,278)   --        (13)       --            (33)       --             (46)
  Net loss............        --     --         --     --        --         --         (1,071)       --          (1,071)
                        ---------   ---   ---------   ---    -------      -----      --------      -----        -------
Balance, March 31,
 1995.................  1,223,594    12   4,426,257    44     36,733        --        (11,750)      (234)        24,805
  Issuance of stock
   pursuant to exer-
   cise of stock op-
   tions..............        --     --     547,767     5        251        --            --         --             256
  Repurchase of common
   stock..............        --     --      (5,708)   --        (13)       --            --         --             (13)
  Payments on and for-
   giveness of notes..        --     --         --     --        --         --            --         158            158
  Net loss............        --     --         --     --        --         --         (3,694)       --          (3,694)
                        ---------   ---   ---------   ---    -------      -----      --------      -----        -------
Balance, March 31,
 1996.................  1,223,594    12   4,968,316    49     36,971        --        (15,444)       (76)        21,512
  Issuance of stock
   pursuant to exer-
   cise of stock op-
   tions..............        --     --      92,680     1         41        --            --         --              42
  Repurchase of common
   stock..............        --     --     (35,639)   --        (38)       --           (107)       --            (145)
  Payment on notes....        --     --         --     --        --         --            --          18             18
  Net income..........        --     --         --     --        --         --          6,316        --           6,316
                        ---------   ---   ---------   ---    -------      -----      --------      -----        -------
Balance, March 31,
 1997.................  1,223,594    12   5,025,357    50     36,974        --         (9,235)       (58)        27,743
  Issuance of stock
   pursuant to exer-
   cise of stock op-
   tions. (unaudited).        --     --   1,367,303    14        700        --            --        (455)           259
  Payments on notes
   (unaudited)........        --     --         --     --        --         --            --          12             12
  Repurchase of pre-
   ferred stock on
   June 20, 1997
   (unaudited)........   (172,300)   (1)        --     --     (3,618)       --           (258)       --          (3,877)
  Deferred compensa-
   tion related to
   stock options
   (unaudited)........        --     --         --     --        599       (599)          --         --             --
  Amortization of de-
   ferred compensation
   (unaudited)........        --     --         --     --        --          47           --         --              47
  Net income (unau-
   dited).............        --     --         --     --        --         --          5,934        --           5,934
                        ---------   ---   ---------   ---    -------      -----      --------      -----        -------
Balance at September
 30, 1997 (unaudited).  1,051,294   $11   6,392,660   $64    $34,655      $(552)     $ (3,559)     $(501)       $30,118
                        =========   ===   =========   ===    =======      =====      ========      =====        =======

                            See accompanying notes.

                      APPLIED MICRO CIRCUITS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                  SIX MONTHS
                                                                     ENDED
                                       YEAR ENDED MARCH 31,      SEPTEMBER 30,
                                      -------------------------  --------------
                                       1995     1996     1997     1996    1997
                                      -------  -------  -------  ------  ------
                                                                  (Unaudited)
Operating activities
 Net income (loss)..................  $(1,071) $(3,694) $ 6,316  $2,643  $5,934
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation and amortization.....    5,092    5,311    5,185   2,744   2,731
  Amortization of deferred compensa-
   tion.............................      --       --       --      --       47
  Loss on debt forgiveness..........      --       150      --      --      --
  Changes in assets and liabilities:
   Accounts receivable..............    2,021     (594)   1,058     569  (1,391)
   Inventories......................   (1,085)   1,887     (694)    789    (431)
   Other current assets.............     (224)     320     (116)    (75)   (163)
   Accounts payable.................   (2,079)   1,853   (1,553)   (840)  2,302
   Accrued payroll and other accrued
    liabilities.....................   (1,290)   1,047    1,562     558  (1,115)
   Deferred income taxes............      --       --       --      --   (1,096)
   Deferred revenue.................       30      416      (25)     48     123
                                      -------  -------  -------  ------  ------
    Net cash provided by operating
     activities.....................    1,394    6,696   11,733   6,436   6,941
Investing activities
 Proceeds from sales and maturities
  of short-term investments.........    1,500   11,238    7,944   3,466   6,463
 Purchase of short-term investments.   (1,677) (10,859) (11,512) (5,073) (7,715)
 Notes receivable from officer and
  employees.........................      --      (203)    (608)   (608)   (123)
 Purchase of property and equipment.   (2,761)  (1,427)  (2,855)   (948) (4,008)
                                      -------  -------  -------  ------  ------
   Net cash used for investing ac-
    tivities........................   (2,938)  (1,251)  (7,031) (3,163) (5,383)
Financing activities
 Proceeds from issuance of common
  stock.............................       93      256       42      15     259
 Repurchase of common stock.........      (46)     (13)    (145)    --      --
 Repurchase of preferred stock......      --       --       --      --   (3,877)
 Payments on notes receivable from
  stockholders......................      --         8       18      18      12
 Payments on capital lease obliga-
  tions.............................   (3,224)  (2,750)  (2,824) (1,789) (1,362)
 Payments on long-term debt.........     (800)    (864)    (582)   (337)    (37)
                                      -------  -------  -------  ------  ------
   Net cash used for financing ac-
    tivities........................   (3,977)  (3,363)  (3,491) (2,093) (5,005)
                                      -------  -------  -------  ------  ------
   Net increase (decrease) in cash
    and cash equivalents............   (5,521)   2,082    1,211   1,180  (3,447)
Cash and cash equivalents at begin-
 ning of period.....................    7,716    2,195    4,277   4,277   5,488
                                      -------  -------  -------  ------  ------
Cash and cash equivalents at end of
 period.............................  $ 2,195  $ 4,277  $ 5,488  $5,457  $2,041
                                      =======  =======  =======  ======  ======
Supplemental disclosure of cash flow
 information:
Cash paid for:
 Interest...........................  $   799  $   715  $   656  $  286  $  261
                                      =======  =======  =======  ======  ======
 Income taxes.......................  $    48  $    48  $   770  $  271  $1,700
                                      =======  =======  =======  ======  ======

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

  Capital lease obligations of approximately $3.4 million, $1.2 million and $1.2 million were incurred during fiscal years 1995, 1996 and 1997, respectively, and $215,000 and $282,000 during the six month periods ended September 30, 1996 and 1997, respectively. During the six months ended September 30, 1997, notes were received for the exercise of stock options totalling $455,000.

                            See accompanying notes.

                      APPLIED MICRO CIRCUITS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Business

  AMCC designs, develops, manufactures and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure.

 Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

 Interim Financial Information (Unaudited)

  The accompanying financial statements at September 30, 1997 and for the six months ended September 30, 1996 and 1997 are unaudited but include all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended September 30, 1997 are not necessarily indicative of results for the entire year or future periods.

 Cash, Cash Equivalents and Short-Term Investments

  Cash and cash equivalents consist of highly liquid debt instruments with original maturities of three months or less at date of acquisition, or money market type funds. Short-term investments consist of United States treasury notes, obligations of U.S. government agencies and corporate bonds. The Company maintains its excess cash in financial institutions with strong credit ratings and has not experienced any significant losses on its investments. The estimated fair value of each investment security approximates cost and, therefore, no unrealized gains or losses existed as of March 31, 1997 and 1996 or at September 30, 1997.

  The following is a summary of available-for-sale securities (in thousands):

                                                                    MARCH 31,
                                                                  -------------
                                                                   1996   1997
                                                                  ------ ------
     U.S. treasury securities and obligations of U.S. government agencies..................................................  $2,502 $4,189
     U.S. corporate debt securities.............................   1,743  3,628
     Other......................................................     296    292
                                                                  ------ ------
                                                                  $4,541 $8,109
                                                                  ====== ======

  Available-for-sale securities at March 31, 1997 by contractual maturity are as follows (in thousands):

     Due in one year or less............................................ $5,005
     Due after one year through two years...............................  3,104
                                                                         ------
                                                                         $8,109
                                                                         ======

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

 Concentration of Credit Risk

  The Company believes that the concentration of credit risk in its trade receivables is mitigated by the Company's credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral. The Company has not experienced significant losses on trade receivables from any particular customer or geographic region for any period presented.

  The Company invests its excess cash in debt instruments of the U.S. Treasury, governmental agencies and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

 Use of Estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. These estimates include assessing the collectability of accounts receivable, the use and recoverability of inventory, estimates to complete engineering contracts, costs of future product returns under warranty and provisions for contingencies expected to be incurred. Actual results could differ from those estimates.

 Inventories

  Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. The Company's inventory valuation process is done on a part-by-part basis. Lower of cost to market adjustments, specifically identified on a part-by-part basis, reduce the carrying value of the related inventory and take into consideration reductions in sales prices, excess inventory levels and obsolete inventory. Once established, these adjustments are considered permanent and are not reversed until the related inventory is sold or disposed.

 Property and Equipment

  Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (3 to 7 years) using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the useful life of the asset or the lease term. Property and equipment under capital leases are recorded at the net present value of the minimum lease payments and are amortized over the shorter of the useful life of the assets or the lease term. Leased assets purchased at the expiration of the lease term are capitalized at acquisition cost.

 Impairment of Long-Lived Assets

  On April 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The adoption of SFAS No. 121 did not impact the financial position or results of operations of the Company.

 Advertising Cost

  Advertising costs are expensed as incurred.

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

 Revenues

  Revenues related to product sales are generally recognized when the products are shipped to the customer. Recognition of revenues and the related cost of revenues on shipments to distributors that are made under agreements allowing for price protection and right of return on products unsold by the distributor are deferred until the distributor ships the product to its customer. Revenues on engineering design contracts are recognized using the percentage-of-completion method based on actual cost incurred to date compared to total estimated costs of the project. Deferred revenue represents the margin on shipments of products to distributors that will be recognized when the distributors ship the products to their customers and billings in excess of costs and estimated earnings on uncompleted engineering design contracts.

 Warranty Reserves

  Estimated expenses for warranty obligations are accrued as revenue is recognized. Reserve estimates are adjusted periodically to reflect actual experience.

 Research and Development

  Research and development costs are expensed as incurred. Substantially all research and development expenses are related to new product development, designing significant improvements to existing products and new process development.

 Stock-Based Compensation

  The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee and director stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") requires the use of option valuation models that were not developed for use in valuing employee and director stock options. As a result, deferred compensation is recorded for the excess of the fair value of stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

 Reclassification

  Certain prior period amounts have been reclassified to conform with the current period presentation.

 Pro Forma Net Income Per Share and Unaudited Pro Forma Stockholders' Equity

  Pro forma net income per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the periods presented. Common stock equivalents result from outstanding convertible preferred stock and options and warrants to purchase common stock. The Securities and Exchange Commission requires stock issued during the twelve months immediately preceding the initial public offering, plus the number of equivalent shares of common stock granted or issued during the same period, be included in the calculation of shares used in computing net income per share as if these shares were outstanding for all periods presented (using the treasury stock method and the assumed initial public offering price).

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  As discussed in Note 4, at September 30, 1997, the Company has 1,051,294 shares of convertible preferred stock which is convertible into a total of 10,709,090 shares of common stock, assuming no antidilution adjustments are necessary. Upon the consummation of the offering contemplated by this Prospectus, all of the convertible preferred stock will be converted into common stock. Unaudited pro forma stockholders' equity as of September 30, 1997 is adjusted for the conversion of preferred stock into common stock.

 Recently Issued Accounting Standards

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which is required to be adopted on March 31, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The application of the statement to the six month period ended September 30, 1997 would result in primary pro forma earnings per share of $0.33 compared to $0.30 as reported. The impact on fully diluted earnings per share has not been determined.


2. CERTAIN FINANCIAL STATEMENT INFORMATION

                                                  MARCH 31,
                                              ------------------  SEPTEMBER 30,
                                                1996      1997        1997
                                              --------  --------  -------------
   Inventories (in thousands):
     Finished goods.......................... $  2,631  $  1,076    $  2,648
     Work in process.........................    2,651     4,279       4,172
     Raw materials...........................    1,554     2,175       1,141
                                              --------  --------    --------
                                              $  6,836  $  7,530    $  7,961
                                              ========  ========    ========
   Property and equipment (in thousands):
     Machinery and equipment................. $ 19,168  $ 21,211    $ 21,272
     Leasehold improvements..................    5,588     5,789       6,538
     Computers, office furniture and equip-
      ment...................................   11,396    11,701      13,930
                                              --------  --------    --------
                                                36,152    38,701      41,740
   Less accumulated depreciation and amorti-
    zation...................................  (24,223)  (27,933)    (29,413)
                                              --------  --------    --------
                                              $ 11,929  $ 10,768    $ 12,327
                                              ========  ========    ========

  The cost and accumulated amortization of machinery and equipment under capital leases at March 31, 1997 were approximately $12.2 million and $7.3 million, respectively ($14.9 million and $7.8 million, at March 31, 1996). Amortization of assets held under capital leases is included with depreciation expense.

  During the years ended March 31, 1995, 1996 and 1997 and the six month periods ended September 30, 1996 and 1997 the Company earned interest income of $441,000, $473,000, $627,000, $283,000 and $411,000, respectively, and incurred interest expense of $799,000, $715,000, $656,000, $259,000 and
$260,000, respectively.

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

3. LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                                   MARCH 31
                                                                  ------------
                                                                  1996   1997
                                                                  -----  -----
   Notes payable with interest rates ranging from 8.3% to 10.5%, paid in January 1997........................................  $ 162  $ --
   10.0% notes payable, paid in April 1997......................    457     37
                                                                  -----  -----
                                                                    619     37
   Less current portion.........................................   (582)   (37)
                                                                  -----  -----
                                                                  $  37  $ --
                                                                  =====  =====

4. STOCKHOLDERS' EQUITY

 Convertible Preferred Stock

  A summary of the shares of convertible preferred stock issued and outstanding at March 31, and September 30, 1997 is as follows (in thousands, except share data):

                                 MARCH 31, 1997           SEPTEMBER 30, 1997
                          ----------------------------- -----------------------
                                  SHARES    PREFERENCE    SHARES    PREFERENCE
                           PAR  ISSUED AND      IN      ISSUED AND      IN
                          VALUE OUTSTANDING LIQUIDATION OUTSTANDING LIQUIDATION
                          ----- ----------- ----------- ----------- -----------
   Series 1..............  $ 4     408,692    $ 8,582      312,803    $ 6,569
   Series 2..............    2     238,096      5,000      211,040      4,432
   Series 3..............    6     576,806     12,113      527,451     11,076
                           ---   ---------    -------    ---------    -------
     Total...............  $12   1,223,594    $25,695    1,051,294    $22,077
                           ===   =========    =======    =========    =======

  Each share of Series 1, 2 and 3 preferred stock is convertible at the option of the holder into approximately 16, 7.0 and 8 shares of common stock, respectively, subject to certain anti-dilution adjustments. The Series 1, 2 and 3 preferred shares may be redeemed upon approval of the Company's Board of Directors and only with the vote of 60% of the outstanding preferred stock at a redemption price of $23.10 per share.

  Conversion is automatic immediately upon the closing of an underwritten public offering in which aggregate gross proceeds equal or exceed $10 million and the price per share is not less than $6.30.

  Each share of preferred stock is entitled to one vote for each share of common stock into which it would convert. No dividends may be paid to common stockholders unless equivalent dividends are paid to preferred stockholders. Additionally, the preferred stockholders have certain rights of first refusal on any new securities offering (other than certain securities issued to employees), which rights of first refusal terminate upon completion of the Company's initial public offering, and certain registration rights.

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

 Stock Options

  The Company's 1992 Stock Option Plan provides for the granting of incentive stock options to employees. Generally, options are granted at prices at least equal to fair value of the Company's common stock on the date of grant as determined by the Company's Board of Directors. In addition, certain officers and directors have been granted nonqualified stock options. The Company's 1982 Employee Incentive Stock Option Plan expired in 1992, however, options to purchase an aggregate of 157,968 shares of common stock remain outstanding as of September 30, 1997.

  Options under both plans expire not more than ten years from the date of grant and are immediately exercisable after the date of grant but are subject to certain repurchase rights by the Company until such ownership rights have vested. Vesting generally occurs over four years. At March 31, 1997 and September 30, 1997, 267 shares and 655,483 shares of common stock were subject to repurchase, respectively.

  Pursuant to an executive employment agreement between the Company and an executive, the Company granted an option to purchase 800,000 shares of the Company's common stock at $0.53 per share under the 1992 Stock Option Plan. The option vests ratably over four years. In the event the Company is acquired, the agreement stipulates that under certain circumstances the executive is eligible for certain additional compensation. These options as well as 66,667 additional options issued in April 1997 were exercised in July 1997. The exercise was paid for with various notes which aggregate $455,000 at interest rates between 5.98% and 6.54% which are due at the earlier of February 12, 2000 ($420,000) and April 9, 2001 ($35,000) or the termination of employment.

  Certain other option agreements provide for the exercise of stock options with long-term promissory notes. These notes bear interest at rates ranging from 5.32% to 5.91%, are payable at the earlier of termination of employment or January 1998 and are secured by the shares of common stock purchased with the notes.

  Pro forma information regarding net income (loss) and net income (loss) per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the minimum value method using the following weighted average assumptions for fiscal year 1997 and 1996, respectively: risk free interest rate of 6.20% and 6.15%; an expected option life of four years; and no annual dividends.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expenses over the vesting period of such options. The effects of applying Statement 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income in future years because they do not take into consideration pro forma compensation expenses related to grants made prior to 1996, The Company's pro forma information follows:

                                                           1996         1997
                                                        -----------  ----------
Pro forma net income (loss)............................ $(3,670,000) $6,225,000
Pro forma net income (loss) per share.................. $     (0.22) $     0.33
Weighted average fair value of options granted during
 the year.............................................. $      0.12  $     0.15

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  A summary of the Company's stock option activity, including those issued outside of the plans, and related information are as follows:

                                                   MARCH 31,
                          --------------------------------------------------------------
                                 1995                 1996                 1997           SEPTEMBER 30, 1997
                          -------------------- -------------------- -------------------- ---------------------
                                     WEIGHTED-            WEIGHTED-            WEIGHTED-             WEIGHTED-
                                      AVERAGE              AVERAGE              AVERAGE               AVERAGE
                                     EXERCISE             EXERCISE             EXERCISE              EXERCISE
                           OPTIONS     PRICE    OPTIONS     PRICE    OPTIONS     PRICE    OPTIONS      PRICE
                           -------   --------- ---------  --------- ---------  --------- ----------  ---------
Outstanding at beginning
 of period..............  1,911,566    $0.48   1,633,054    $0.50   1,690,160    $0.51    2,842,293    $0.51
  Granted...............    195,332     0.53   1,017,000     0.53   1,457,285     0.53    1,010,478     2.25
  Exercised.............   (204,558)    0.45    (547,767)    0.47     (92,680)    0.45   (1,367,303)    0.52
  Forfeited.............   (269,286)    0.50    (412,127)    0.51    (212,472)    0.53     (244,805)    0.52
                          ---------    -----   ---------    -----   ---------    -----   ----------    -----
Outstanding at end of
 period.................  1,633,054    $0.50   1,690,160    $0.51   2,842,293    $0.51    2,240,663    $1.02
                          =========    =====   =========    =====   =========    =====   ==========    =====
Vested at end of period.    917,449    $0.48     349,337    $0.51     851,764    $0.51      641,432    $0.51
                          =========    =====   =========    =====   =========    =====   ==========    =====

  The weighted-average remaining contractual life of the options outstanding at March 31, 1997 is 8.4 years. Exercise prices of all options outstanding as of March 31, 1997 range from $0.45 to $0.53. The weighted-average remaining contractual life of the vested options is 6.5 years as of March 31, 1997. The range of exercise prices for options outstanding as of September 30, 1997 was $0.45 to $8.25 per share.

  Through September 30, 1997, the Company recorded deferred compensation expense for the difference between the exercise price and the deemed fair value for financial statement presentation purposes of the Company's common stock, as determined by the Board of Directors, for all options granted in the first and second quarters of fiscal 1998. This deferred compensation aggregates to $599,000, which will be amortized over the four year vesting period of the related options.

 Warrants

  In connection with certain notes payable secured by equipment, capital leases for equipment and revolving lines of credit issued in 1989 and 1990, the Company has outstanding warrants to purchase 83,807 shares of common stock at $2.63 to $3.00 per share, subject to certain anti-dilution adjustments and adjustments in the event of certain mergers or acquisitions. No value was placed on the warrants at the time of issuance as it was deemed to be immaterial. These warrants expire not more than ten years from date of grant or five years after the Company's initial public offering, whichever is later.

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

 Common Shares Reserved for Future Issuance

  At September 30, 1997, shares of the Company's common stock are reserved for issuance upon the conversion or exercise of the following equity instruments (unaudited):

   Conversion of preferred stock..................................... 10,709,090
   Stock options:
     Issued and outstanding..........................................  2,240,663
     Authorized for future grants....................................    344,714
                                                                      ----------
                                                                       2,585,377
   Warrants..........................................................     83,807
                                                                      ----------
                                                                      13,378,274
                                                                      ==========


5. INCOME TAXES

  The provision (benefit) for income taxes consists of the following (in thousands):

                                                        YEAR ENDED MARCH 31,
                                                        -----------------------
                                                        1995    1996     1997
                                                        -----  -------  -------
CURRENT
Federal...............................................  $ --   $    27  $   380
State.................................................    (70)       5      279
                                                        -----  -------  -------
                                                        $ (70) $    32  $   659
                                                        =====  =======  =======

  The provision (credit) for income taxes reconciles to the amount computed by applying the federal statutory rate (35%) to income before income taxes as follows (in thousands):

                                                        YEAR ENDED MARCH 31,
                                                        -----------------------
                                                        1995    1996     1997
                                                        -----  -------  -------
Tax at federal statutory rate.........................  $(399) $(1,282) $ 2,441
Net operating loss without benefit....................    399    1,282      --
Utilization of net operating loss and research and de-
 velopment tax credit carryforwards...................    --       --    (2,061)
State taxes, net of federal benefit and credits.......    (70)       5      279
Federal alternative minimum tax.......................    --        27      --
                                                        -----  -------  -------
                                                        $ (70) $    32  $   659
                                                        =====  =======  =======

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of March 31, 1997 and 1996 are as shown below. As of March 31, 1997, a valuation allowance had been recognized to offset the deferred tax assets as realization of such assets was uncertain. The estimated annualized effective tax rate for fiscal 1998, which was used to determine the provision for the six month period ended September 30, 1997, is computed based on the Company's projected 1998 income which will allow for a full reduction of the valuation allowance and realization of the deferred tax asset.

                                                                 MARCH 31,
                                                              ----------------
                                                               1996     1997
                                                              -------  -------
Deferred tax assets (in thousands):
  Reserves................................................... $ 2,512  $ 2,233
  Capitalization of inventory and research and development
   costs.....................................................     334      226
  Research and development credit carryforwards..............   2,405    1,667
  Depreciation and amortization..............................     335      200
  Net operating loss carryforwards...........................   2,102      --
  Other credit carryforwards.................................     886      768
                                                              -------  -------
Subtotal.....................................................   8,574    5,094
Valuation allowance..........................................  (8,574)  (5,094)
                                                              -------  -------
Net deferred taxes........................................... $   --   $   --
                                                              =======  =======

  At March 31, 1997, the Company has federal alternative minimum tax, investment and research and development tax credit carryforwards of approximately $366,000, $270,000 and $1.6 million, respectively, which will begin to expire in 1998 unless previously utilized.

  Under Internal Revenue Code Section 382, the Company's use of its tax credit carryforwards could be limited in the event of certain cumulative changes in the Company's stock ownership.

  For the six months ended September 30, 1996 and 1997, income taxes have been provided based on the estimated annual effective tax rate applied to pre tax income for the interim period.

6. LEASE COMMITMENTS

  The Company leases its present manufacturing facilities under a long-term operating lease expiring in March 1998. The lease expiring is renewable for up to ten years. This lease requires the Company to pay property taxes and incidental maintenance expenses and contains escalation clauses based upon increases in the Consumer Price Index.

  In September 1997, the Company moved into a new administration and manufacturing facility which is leased under a long-term operating lease. This lease expires in September 2007, requires the Company to pay property taxes and incidental maintenance expenses and is renewable for up to ten years. The lease provides for defined rent increases over the term of the lease.

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  Annual future minimum lease payments, including machinery and equipment under capital leases and the Company's commitment relating to its new administration and manufacturing facility, as of March 31, 1997 are as follows (in thousands):

                                                              OPERATING CAPITAL
   FISCAL YEAR ENDING MARCH 31,                                LEASES   LEASES
   ----------------------------                               --------- -------
    1998.....................................................  $1,037   $2,980
    1999.....................................................     848    2,170
    2000.....................................................     848      759
    2001.....................................................     870      320
    2002.....................................................     889      225
    Thereafter...............................................   5,070       --
                                                               ------   ------
      Total minimum lease payments...........................  $9,562    6,454
                                                               ======
   Less amount representing interest.........................              637
                                                                        ------
   Present value of remaining minimum capital lease payments
    (including current portion of $2,625)....................           $5,817
                                                                        ======

  Rent expense (including short-term leases and net of sublease income) for the years ended March 31, 1995, 1996 and 1997 was $1.7 million, $2.3 million and $1.2 million, respectively. Rent expense for the six months ended September 30, 1996 and 1997 was $600,000 and $573,000, respectively. Included in the 1996 rent expense is an accrual of $565,000 for losses on facilities for which sublease income was expected to be less than the remaining minimum lease payments. Sublease income was $16,000, $0 and $208,000 for the years ended March 31, 1995 1996 and 1997, respectively.

7. RELATED PARTY TRANSACTIONS

  As of March 31, 1996, the Company had advanced $203,000 to an officer of the Company. During 1997, an additional $750,000 was advanced to this officer and $142,000 of the advances made during 1996 were repaid. Notes were received by the Company providing for interest on the balance at rates from 5.32% to 5.76%. Principal and interest under the notes are due on or before February 28, 1999 and $750,000 of the balance is secured by marketable securities owned by the officer.

8. EMPLOYEE RETIREMENT PLAN

  Effective January 1, 1986, the Company established a 401(k) defined contribution retirement plan (the "Retirement Plan") covering all full-time employees with greater than three months of service. The Retirement Plan provides for voluntary employee contributions from 1% to 20% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. The Company may contribute such amounts as determined by the Board of Directors. Employer contributions vest to participants at a rate of 20% per year of service, provided that after five years of service all past and subsequent employer contributions are 100% vested. The contributions charged to operations totalled $116,000, $182,000 and $318,000 for the years ended March 31, 1995, 1996 and 1997, respectively, and $157,000 and $180,000 for the six months ended September 30, 1996 and 1997, respectively.

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

9. SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

  During the years ended March 31, 1995, 1996 and 1997 and the six month periods ended September 30, 1996 and 1997, 17%, 20% and 20% and 20% and 19%, respectively, of net revenues were from one customer. No other customer accounted for more than 10% of revenues in any period.

  Revenue by geographic region for the years ended March 31, 1995, 1996 and 1997, and the six months ended September 30, 1996 and 1997 were as follows (in thousands):

                                                                   SIX MONTHS
                                                                     ENDED
                                          YEAR ENDED MARCH 31,    SEPTEMBER 30,
                                         ----------------------- ---------------
                                          1995    1996    1997    1996    1997
                                         ------- ------- ------- ------- -------
   Net revenues:
     United States...................... $32,554 $28,134 $34,424 $15,682 $20,857
     Canada.............................   8,030  10,116  10,943   5,727   5,866
     Europe and Israel..................   4,075   6,525   8,216   4,466   6,373
     Asia...............................   2,291   5,489   3,885   2,080   2,112
                                         ------- ------- ------- ------- -------
       Total............................ $46,950 $50,264 $57,468 $27,955 $35,208
                                         ======= ======= ======= ======= =======

10. CONTINGENCIES

  The Company is party to various legal actions arising in the normal course of business. In addition, since 1993 the Company has been named as a potentially responsible party ("PRP") along with a large number of other companies that used Omega Chemical Corporation ("Omega") in Whittier, California to handle and dispose of certain hazardous waste material. The Company is a member of a large group of PRPs that has agreed to fund certain remediation efforts at the Omega site for which the Company has accrued approximately $50,000. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters, net of amounts accrued, will not have a material adverse affect on the Company's financial position or results of operations.

11. SUBSEQUENT EVENTS

 Repurchase of Convertible Preferred Stock

  On April 24, 1997 the Board authorized the Company to repurchase up to $4 million of convertible preferred stock, with priority given to the holders of convertible preferred stock that submitted bids for the sale of their shares of convertible preferred stock at the lowest price per share. On June 20, 1997 the Company repurchased an aggregate of 172,300 shares of convertible preferred stock for approximately $3.9 million at prices between $1.20 and $2.61 per share on an as converted to common stock basis.

 Stock Split and Increase in Shares Authorized

  On October 6, 1997, the Board of Directors authorized, subject to stockholder approval, a two for three reverse stock split of all outstanding common stock. All share and per share amounts and stock option data have been restated to retroactively reflect a stock split. Additionally, on October 6, 1997, the Board of Directors modified, subject to the closing of the public offering and stockholder approval, the Company's capital structure to authorize 60 million shares of common stock, ($0.01 par value) and 2 million shares of preferred stock ($0.01 par value) and the shares reserved for issuance under the 1992 Stock Option Plan were increased by 2.2 million shares.

                      APPLIED MICRO CIRCUITS CORPORATION

             (INFORMATION PERTAINING TO SEPTEMBER 30, 1997 AND THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

 1997 Employee Stock Purchase Plan

  The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was adopted by the Board of Directors on October 6, 1997, subject to stockholder approval. A total of 400,000 shares of Common Stock are reserved for issuance under the 1997 Purchase Plan.

 1997 Directors' Stock Option Plan

  The Company's 1997 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors on October 6, 1997, subject to stockholder approval. A total of 200,000 shares of Common Stock are reserved for issuance under the Directors' Plan. The Directors' Plan provides for the grant of non-statutory options to nonemployee directors of the Company.

 Preferred Stock

  On October 6, 1997, the Board of Directors adopted, subject to stockholder approval, an amendment to the Certificate of Incorporation to allow, upon the closing of the initial public offering, the issuance of up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

High-Speed Computing Products

AMCC's S5933 is used for DVD, communications and industrial computer applications.
[Picture of AMCC integrated circuits, a computer keyboard, a CD-ROM, a digital video disk and a computer.]

Automated Test Equipment

[Picture of a man working on a computer.]

[Picture of wafer in the process of being manufactured.]

Teradyne high-speed logic and mixed-signal testers use AMCC's Micropower ASICs with high-precision timing elements.
[Picture of a Teradyne high-speed logic and mixed-signal tester, a computer and an integrated circuit.]

(22)[Picture of fiber optic cables.]

(23)[Picture of fiber optic cables.]

(24)[Picture of AMCC integrated circuits and wafers.]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        AMOUNT
                                                                      TO BE PAID
                                                                      ----------
       SEC registration fee..........................................  $ 19,689
       NASD filing fee...............................................     6,020
       Nasdaq National Market listing fee............................    50,000
       Printing and engraving expenses...............................   100,000
       Legal fees and expenses.......................................   300,000
       Accounting fees and expenses..................................   185,000
       Blue Sky qualification fees and expenses......................     5,000
       Transfer Agent and Registrar fees.............................    10,000
       Miscellaneous fees and expenses...............................    24,291
                                                                       --------
         Total.......................................................  $700,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article Seven of the Company's Certificate of Incorporation (Exhibit 3.2 hereto) and Article IX of the Company's Bylaws (Exhibit 3.3 hereto) provide for indemnification of the Company's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Company has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among the Company, the Selling Stockholders and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  (a) Since September 30, 1994, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities (as adjusted to reflect the Registrant's 2-for-3 reverse stock split of the Preferred Stock and Common Stock to be effected prior to the closing of this offering):

  (1) As of September 30, 1997, 657,090 shares of Common Stock had been issued upon exercise of options with an average exercise price of $0.45 per share, all of which were paid for in cash, and 157,968 shares of Common Stock were issuable upon exercise of outstanding options with an average exercise price of $0.46 per share pursuant to grants to certain employees and directors of the Company under the Company's 1982 Plan.

  (2) As of September 30, 1997, 1,407,016 shares of Common Stock had been issued upon exercise of options, each with an exercise price of $0.53 per share, paid for by cash or full recourse promissory notes secured by the underlying Common Stock of the Company, pursuant to grants to certain employees and directors of the Company under the Company's 1992 Plan. In addition, 2,049,309 shares of Common Stock were issuable upon exercise of outstanding options with an average exercise price of $0.95 per share pursuant to grants to certain employees and directors of the Company under the Company's 1992 Plan.

  (3) As of September 30, 1997, 13,332 shares of Common Stock had been issued upon exercise of options with an average exercise price of $0.30 per share, paid for by cash or full recourse promissory notes secured by the underlying Common Stock of the Company, and 24,755 shares of Common Stock were issuable upon exercise of outstanding options with an average exercise price of $0.48 per share pursuant to grants to certain employees, directors and consultants of the Company.

  (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a).

  The issuances described in Items 15(a)(1) and 15(a)(2) were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated thereunder in that they were offered and sold pursuant to a written compensatory plan. In addition, such issuances were deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions not involving any public offering. The issuances described in Item 15(a)(3) were deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions not involving any public offering. The recipients of securities in each of the transactions described in Item 15(a)(1) through 15(a)(3) represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

   NUMBER                                DESCRIPTION
   ------                                -----------
  1.1(3)     Form of Underwriting Agreement (subject to negotiation).
  3.1(3)     Restated Certificate of Incorporation of the Company.
  3.2(3)     Form of Amended and Restated Certificate of Incorporation of the
             Company (to be filed with the Delaware Secretary of State upon the closing of the Offering).
  3.3(3)     Amended and Restated Bylaws of the Company.
  3.4(3)     Form of Amended and Restated Bylaws of the Company (to be
             effective upon the closing of the Offering).
  4.1        Specimen Stock Certificate.
  5.1        Opinion of Venture Law Group regarding the legality of the Common
             Stock being registered.
 10.1(3)     Form of Indemnification Agreement between the Company and each of its Officers and Directors.
 10.2(3)     1982 Employee Incentive Stock Option Plan, as amended, and form of
             Option Agreement.
 10.3(3)     1992 Stock Option Plan as proposed to be amended, and form of
             Option Agreement.
 10.4(3)     1997 Employee Stock Purchase Plan and form of Subscription
             Agreement.
 10.5(3)     1997 Directors' Stock Option Plan and form of Option Agreement.
 10.6(3)     401(k) Plan, effective April 1, 1985 and form of Enrollment
             Agreement.
 10.7(3)     Convertible Preferred Stock, Series 1 and Series 2, Purchase
             Agreement, dated December 8, 1983.
 10.8(3)     Convertible Preferred Stock Series 3 Purchase Agreement, dated
             September 16, 1987.
 10.9(3)     Industrial Real Estate Lease, dated October 29, 1996 between the
             Registrant and ADI Mesa Partners-AMCC, L.P. (the Sequence Drive
             Lease).
 10.10(3)    Industrial Real Estate Lease, dated April 8, 1992 between the
             Registrant and Mira Mesa Business Park (the Oberlin Drive Lease).
 10.11(3)    Security Agreements, dated January 30, 1992 by and between the
             Registrant and Roger Smullen.
 10.12(3)    Promissory Notes, dated January 30, 1992, as amended, by and between the Registrant and Roger Smullen.
 10.13(3)    Loan Agreement, dated May 1, 1996 and Exercise Notice and
             Restricted Stock Purchase Agreements dated July 23, 1997 by and between Registrant and David Rickey.
 10.14(3)    Promissory Notes, dated February 12, 1996, May 1, 1996, April 1,
             1997 and July 23, 1997 by and between the Registrant and David
             Rickey.
 10.15(2)(3) Patent License Agreement, dated January 1, 1988, as amended by and between Registrant and Motorola, Inc.
 10.16(2)(3) Patent License Agreement, dated March 1, 1991, as amended, by and between Registrant and International Business Machines
             Corporation.
 10.17(2)(3) Patent License Agreement, dated June 1, 1997 by and between
             Registrant and International Business Machines Corporation.
 10.18(3)    Letter Agreement, dated January 30, 1996 by and between the
             Registrant and David Rickey.
 10.19(2)(3) Patent License Agreement, dated October 19, 1992, as amended by and between Registrant and Alcatel Network Systems, Inc.
 11.1(3)     Computation of Pro Forma Earnings Per Share.

 NUMBER                   DESCRIPTION
 ------                   -----------
 23.1    Consent of Independent Auditors (see page II-6)
 23.2    Consent of Counsel (included in Exhibit 5.1)
 24.1(3) Power of Attorney
 27.1    Financial Data Schedules

--------

(1) To be supplied by amendment.

(2) Confidential treatment requested. This Exhibit omits certain confidential information which has been filed separately with the Commission.

(3) Previously filed.

  (b) Financial Statement Schedules

  Schedule II--Valuation and Qualifying Accounts

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California on November 11, 1997.

                                          APPLIED MICRO CIRCUITS CORPORATION


                                          By:      /s/ Joel O. Holliday
                                              ---------------------------------
                                                     JOEL O. HOLLIDAY
                                                  CHIEF FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                           TITLE                   DATE
             ---------                           -----                   ----

          David M. Rickey*           President and Chief             November 11, 1997
------------------------------------ Executive Officer (Principal
          DAVID M. RICKEY            Executive Officer)

       /s/ Joel O. Holliday          Chief Financial Officer         November 11, 1997
------------------------------------ (Principal Financial and
          JOEL O. HOLLIDAY           Accounting Officer)

       Roger A. Smullen, Sr. *       Director and Chairman of the    November 11, 1997
------------------------------------ Board of Directors
       ROGER A. SMULLEN, SR.

       William K. Bowes, Jr. *       Director                        November 11, 1997
------------------------------------
       WILLIAM K. BOWES, JR.

          R. Clive Ghest *           Director                        November 11, 1997
------------------------------------
           R. CLIVE GHEST

     Franklin P. Johnson, Jr.*       Director                        November 11, 1997
------------------------------------
      FRANKLIN P. JOHNSON, JR.

        Arthur B. Stabenow*          Director                        November 11, 1997
------------------------------------
        ARTHUR B. STABENOW



*By:   /s/ Joel O. Holliday
     -------------------------------
        JOEL O. HOLLIDAY
       (ATTORNEY-IN-FACT)

                                                                   EXHIBIT 23.1

              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated
April 25, 1997 (except Note 11, as to which the date is November   , 1997), in
Amendment No. 3 to the Registration Statement (Form S-1 No. 333-37609) and related Prospectus of Applied Micro Circuits Corporation for the registration of 6,497,500 shares of its common stock.

Our audits also included the financial statement schedule of Applied Micro Circuits Corporation for the three years ended March 31, 1997 listed in Item 16(b). This schedule is the responsibility of Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                              ERNST & YOUNG LLP

San Diego, California

November   , 1997

-------------------------------------------------------------------------------

The foregoing is in the form that will be signed upon the completion of certain events as described in Note 11 to the consolidated financial statements.

                                                          /s/ ERNST & YOUNG LLP

San Diego, California

November 11, 1997

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

-----------------------------------------------------------------------------------------------------
                COL. A                    COL. B       COL. C                    COL. D       COL. E
-----------------------------------------------------------------------------------------------------
                                                            ADDITIONS
                                                    -------------------------
                                                        (1)          (2)
                                                      CHARGED      CHARGED
                                        BALANCE AT    TO COSTS     TO OTHER                  BALANCE
                                        BEGINNING       AND       ACCOUNTS-   DEDUCTIONS-     AT END
             DESCRIPTION                OF PERIOD     EXPENSES     DESCRIBE     DESCRIBE    OF PERIOD
-----------------------------------------------------------------------------------------------------
 Six Months Ended September 30, 1997:      $200         $154         $ --         $  4         $350
 Allowance for doubtful accounts
-----------------------------------------------------------------------------------------------------
 Year ended March 31, 1997:                $ 90         $198         $ 88         $ --         $200
 Allowance for doubtful accounts
-----------------------------------------------------------------------------------------------------
 Year ended March 31, 1996:                $115         $ --         $ --         $ 25         $ 90
 Allowance for doubtful accounts
-----------------------------------------------------------------------------------------------------
 Year ended March 31, 1995                 $ 60         $ 81         $ --         $ 26         $115
 Allowance for doubtful accounts
--------------------------------------------------------------------------------

                                 EXHIBIT INDEX

   NUMBER                                DESCRIPTION
   ------                                -----------
  1.1(3)     Form of Underwriting Agreement (subject to negotiation).
  3.1(3)     Restated Certificate of Incorporation of the Company.
  3.2(3)     Form of Amended and Restated Certificate of Incorporation of the
             Company (to be filed with the Delaware Secretary of State upon the closing of the Offering).
  3.3(3)     Amended and Restated Bylaws of the Company.
  3.4(3)     Form of Amended and Restated Bylaws of the Company (to be
             effective upon the closing of the Offering).
  4.1        Specimen Stock Certificate.
  5.1        Opinion of Venture Law Group regarding the legality of the Common
             Stock being registered.
 10.1(3)     Form of Indemnification Agreement between the Company and each of its Officers and Directors.
 10.2(3)     1982 Employee Incentive Stock Option Plan, as amended, and form of
             Option Agreement.
 10.3(3)     1992 Stock Option Plan as proposed to be amended, and form of
             Option Agreement.
 10.4(3)     1997 Employee Stock Purchase Plan and form of Subscription
             Agreement.
 10.5(3)     1997 Directors' Stock Option Plan and form of Option Agreement.
 10.6(3)     401(k) Plan, effective April 1, 1985 and form of Enrollment
             Agreement.
 10.7(3)     Convertible Preferred Stock, Series 1 and Series 2, Purchase
             Agreement, dated December 8, 1983.
 10.8(3)     Convertible Preferred Stock Series 3 Purchase Agreement, dated
             September 16, 1987.
 10.9(3)     Industrial Real Estate Lease, dated October 29, 1996 between the
             Registrant and ADI Mesa Partners-AMCC, L.P. (the Sequence Drive
             Lease).
 10.10(3)    Industrial Real Estate Lease, dated April 8, 1992 between the
             Registrant and Mira Mesa Business Park (the Oberlin Drive Lease).
 10.11(3)    Security Agreements, dated January 30, 1992 by and between the
             Registrant and Roger Smullen.
 10.12(3)    Promissory Notes, dated January 30, 1992, as amended, by and between the Registrant and Roger Smullen.
 10.13(3)    Loan Agreement, dated May 1, 1996 and Exercise Notice and
             Restricted Stock Purchase Agreements dated July 23, 1997 by and between Registrant and David Rickey.
 10.14(3)    Promissory Notes, dated February 12, 1996, May 1, 1996, April 1,
             1997 and July 23, 1997 by and between the Registrant and David
             Rickey.
 10.15(2)(3) Patent License Agreement, dated January 1, 1988, as amended by and between Registrant and Motorola, Inc.
 10.16(2)(3) Patent License Agreement, dated March 1, 1991, as amended, by and between Registrant and International Business Machines
             Corporation.
 10.17(2)(3) Patent License Agreement, dated June 1, 1997 by and between
             Registrant and International Business Machines Corporation.
 10.18(3)    Letter Agreement, dated January 30, 1996 by and between the
             Registrant and David Rickey.
 10.19(2)(3) Patent License Agreement, dated October 19, 1992, as amended by and between Registrant and Alcatel Network Systems, Inc.
 11.1(3)     Computation of Pro Forma Earnings Per Share.
 23.1        Consent of Independent Auditors (see page II-6)
 23.2        Consent of Counsel (included in Exhibit 5.1)
 24.1(3)     Power of Attorney
 27.1        Financial Data Schedules

--------

(1) To be supplied by amendment.

(2) Confidential treatment requested. This Exhibit omits certain confidential information which has been filed separately with the Commission.

(3) Previously filed.